Exhibit 99.1

Execution Version

NEW FOUND GOLD CORP.
as Borrower

and

MARITIME RESOURCES CORP. and 2823988 ONTARIO CORP.
each as a Guarantor

and

EDGEPOINT INVESTMENT GROUP INC.
as Lender

Cdn.$105,000,000 CREDIT AGREEMENT

April 20, 2026

Credit Agreement – New Found Gold Corp.

Table of Contents

Article 1 INTERPRETATION		1
1.1	General Definitions	1
1.2	Extended Meanings	30
1.3	References to Agreements and Documents	33
1.4	Reference to Statutes	33
1.5	Headings, etc.	33
1.6	Grammatical Variations	34
1.7	References to Time and Time Periods	34
1.8	Continuing	34
1.9	Rounding	34
1.10	Uniform Electronic Commerce Act	34

Article 2 THE CREDIT FACILITY		35
2.1	Establishment of the Credit Facility	35
2.2	Availability and Advance Request	35

Article 3 INTEREST AND FEE CALCULATIONS AND CHANGES IN CIRCUMSTANCES		35
3.1	Interest	35
3.2	Fees	35
3.3	Interest and Fee Calculations and Payments	35
3.4	Illegality	36
3.5	Withholding Taxes	36

Article 4 REPAYMENT AND PREPAYMENT		37
4.1	Repayment of the Credit Facility	37
4.2	Optional Prepayments	37
4.3	Mandatory Prepayments	37
4.4	Place of Payment of Principal, Interest and Fees	38

Article 5 CONDITIONS PRECEDENT		38
5.1	Conditions Precedent to Closing	38
5.2	Conditions Precedent to Advance of Tranche 1	39
5.3	Conditions Precedent to Advance of Tranche 2	41
5.4	Waiver	42

Article 6 equity		42
6.1	Equity Subscription	42
6.2	Issuance and Exercise of Warrants	42
6.3	US Securities Laws	44
6.4	Regulatory Filings, Exemptions or Other Actions.	45

Article 7 GUARANTEE		46
7.1	Guarantee	46
7.2	Alternative Obligation	46
7.3	Reinstatement	46
7.4	Nature of Guarantee	46
7.5	Performance of Borrower’s Obligations	46
7.6	Guarantor’s Obligations Unconditional	46
7.7	Guarantee Unaffected by Judgment or Bankruptcy	47
7.8	Waiver	47

Credit Agreement – New Found Gold Corp.

- ii -

7.9	No Requirement to Exhaust Recourse	47
7.10	Payment of Guarantor’s Obligations	48
7.11	Subordination, Postponement and Assignment of Claim	48
7.12	Postponed Subrogation	48
7.13	Insolvency	48
7.14	Survival of Guarantee	49
7.15	Where Required to Be Several	49
7.16	Additional Guarantors	49

Article 8 SECURITY		49
8.1	Initial Security	49
8.2	Additional Security	49
8.3	Registration	50
8.4	Further Assurances	50

Article 9 REPRESENTATIONS AND WARRANTIES		50
9.1	Borrower Representations and Warranties	50
9.2	Repetition of Representations and Warranties	56
9.3	Representations and Warranties of the Lender	56
9.4	Nature of Representations and Warranties	57

Article 10 COVENANTS OF THE BORROWER		57
10.1	Reporting Covenants	57
10.2	Affirmative Covenants	58
10.3	Negative Covenants	61
10.4	Financial Covenants	64

Article 11 EVENTS OF DEFAULT		64
11.1	Events of Default	64
11.2	Termination and Acceleration	66
11.3	Waiver	67
11.4	Anti-Money Laundering Laws	67

Article 12 GENERAL		67
12.1	Costs and Expenses	67
12.2	Indemnification by the Borrower	68
12.3	Application of Payments	68
12.4	Set-Off	68
12.5	Rights in Addition	68
12.6	Certificate Evidence	68
12.7	Evidence of Debt	69
12.8	Notices	69
12.9	Successors and Assigns; Participations; Confidentiality	69
12.10	Judgment Currency	71
12.11	Surviving Claims	71
12.12	Time of the Essence	71
12.13	Governing Law	71
12.14	Jurisdiction	71
12.15	Agent Appointments Generally and Service of Process	72
12.16	Limitation Period	73
12.17	Invalidity	73
12.18	Changes	73
12.19	Entire Agreement	73
12.20	This Agreement to Govern	73
12.21	Execution	74

Credit Agreement – New Found Gold Corp.

- iii -

Schedule 1 FORM OF GUARANTOR JOINDER AGREEMENT	lxxviii
Schedule 2.4 FORM OF ADVANCE REQUEST	lxxxi
Schedule 6.1 FORM OF WARRANT CERTIFICATE	lxxxii
Schedule 6.1(A)(V) LIST OF SECURITY DOCUMENTS	xcvii
Schedule 9.3 TRANCHE 1 DRAWDOWN DATE REGISTRATIONS	xcviii
Schedule 10.1.1 FORM OF COMPLIANCE CERTIFICATE	c
Schedule 10.1.20 ORGANIZATIONAL CHART	cii
Schedule 10.1.23 MATERIAL CONTRACTS	ciii
Schedule 10.1.25 ENVIRONMENTAL MATTERS	civ
Schedule 10.1.26 CONTINGENT LIABILITIES	cv
Schedule 10.1.31 PROJECT AUTHORIZATIONS	cvi
Schedule 10.1.37 MINING RIGHTS	cvii
Schedule 11.3.4 PERMITTED LIENS	cxxii

Credit Agreement – New Found Gold Corp.

CREDIT AGREEMENT

THIS AGREEMENT is made as of April 20, 2026.

AMONG:

NEW FOUND GOLD CORP.
as Borrower

and

MARITIME RESOURCES CORP. and 2823988 ONTARIO CORP.
each as a Guarantor

and

EDGEPOINT INVESTMENT GROUP INC.
as Lender

BACKGROUND:

The Borrower wishes to obtain, and the Lender wishes to provide, a senior secured credit facility in the maximum aggregate amount of Cdn.$105,000,000 (comprised of a Tranche 1 Funded Amount of Cdn.$70,000,000 and a Tranche 2 Funded Amount of Cdn.$35,000,000), subject to and upon the terms and conditions set forth therein. This Agreement is intended to evidence in detail the terms and conditions applicable thereto.

NOW THEREFORE in consideration of the mutual obligations contained herein and for other consideration, the receipt and sufficiency of which are acknowledged, the parties hereto hereby agree as follows:

Article 1
INTERPRETATION

1.1                            General Definitions

Unless the context otherwise requires, in this Agreement:

“2823988” means 2823988 Ontario Corp., a corporation incorporated under the laws of the Province of Ontario.

“Acquisition” means an acquisition, directly or indirectly, of all or any part of the business of another person, including any line of business or division or the assets comprised therein, in a single transaction or in a series of transactions, related or not, whether by way of acquisition of assets or of Capital Stock or otherwise.

“Advance Request” means a duly completed and signed notice from the Borrower requesting an Advance in the form of Schedule 2.4 (or in such other form to substantially similar effect as the Lender may accept).

“Advance” means any amount of money or credit advanced, deemed advanced or to be advanced (as the context requires) by the Lender to the Borrower pursuant to the Credit Facility.

Credit Agreement – New Found Gold Corp.

“Affiliate” in relation to any person (the “relevant party”) means any other person (i) that, directly or indirectly, Controls, is Controlled by or is under common Control with, the relevant party, (ii) that beneficially owns or Controls 50% or more of the Voting Capital Stock, on an undiluted or a fully diluted basis, of the relevant party or (iii) of which 50% or more of the Voting Capital Stock, on an undiluted basis or a fully diluted basis, is beneficially owned or Controlled by the relevant party.

“Agreement” means this credit agreement.

“Announcement Date” means April 20, 2026, being the date of the news release to be issued by the Borrower in respect of this Agreement, the Public Offering and related matters.

“Anti-Corruption Laws” means Applicable Laws concerning or relating to bribery or corruption, including the United States Foreign Corrupt Practices Act of 1977, the Freezing Assets of Corrupt Foreign Public Officials Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and Part II of the Criminal Code.

“Anti-Money Laundering Laws” means (as the context requires) (i) the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the United Nations Act (Canada), including any regulations, guidelines or orders thereunder, (ii) U.S. Anti-Money Laundering Laws or (iii) any other Applicable Laws concerning anti-money laundering, anti-terrorist financing, economic sanction or “know your client” laws, whether within Canada or elsewhere, including any regulations, guidelines or orders thereunder.

“Anti-Terrorism Laws” means (as the context requires) (i) the PATRIOT ACT, (ii) the Canadian Economic Sanctions and Export Control Laws, the United Nations Act (Canada), including the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), or the United Nations Al-Qaida and Taliban Regulations (Canada) promulgated under the United Nations Act (Canada) or (iii) any other Applicable Laws concerning anti-terrorism laws.

“Applicable Accounting Principles” means generally accepted accounting principles from time to time approved by the Chartered Professional Accountants of Canada (or any successor institute) and applied in accordance with IFRS, on a consistent basis.

“Applicable Law” means any international treaty, any treaty with Indigenous peoples, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation or order (including any consent decree or administrative order), applicable to, or any guideline or policy (the compliance with which guideline or policy is generally regarded as mandatory by the person to whom it applies) or authorization of any governmental authority or arbitrator or other decision-making authority having jurisdiction with respect to any specified person, property, transaction or event or any of such person’s assets, in each case having the force of law, and any order made in any proceeding to which the person in question is a party or by which such person or any of its assets is bound.

Credit Agreement – New Found Gold Corp.

“Auditors” means KPMG LLP or such other nationally recognized firm of chartered professional accountants as the Borrower may designate from time to time as its auditors.

“Bank Product Obligations” means, at any time and from time to time, all Debt of the Borrower or any other Loan Party to any person (including, for certainty, Royal Bank of Canada and Bank of Montreal), pursuant to or relating to any facilities or services related to cash management, including treasury, depository, credit or debit card, purchase card, electronic funds transfer, cash pooling and other cash management arrangements and commercial credit card and merchant card services provided to the Borrower or such other Loan Party by such person.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by (i) the United States 31 CFR § 1010.230 or (ii) analogous or equivalent information required under Applicable Law in effect in Canada or any other foreign jurisdiction.

“Beneficial Ownership Regulation” means (i) the United States 31 CFR § 1010.230 or (ii) analogous or equivalent information required under Applicable Law in effect in Canada or any other foreign jurisdiction.

“Blocking Law” means the Foreign Extraterritorial Measures Act (Canada) including the Foreign Extraterritorial Measures (United States) Order, 1992.

“Borrower” means New Found Gold Corp., a corporation continued under the laws of the Province of British Columbia.

“Borrower’s Counsel” means (i) in the Provinces of British Columbia and Ontario, Blake, Cassels & Graydon LLP, (ii) in each other relevant jurisdiction, such legal counsel of recognized local standing as the Borrower may designate as the Group’s legal counsel in each such jurisdiction and (iii) each additional or replacement legal counsel of recognized local standing as the Borrower may designate from time to time as the Group’s legal counsel.

“Borrower’s Mineral Consent” means the consent and acknowledgement agreement between the Borrower, the Lender, and DEM, whereby DEM consents to, inter alia, the granting and registration of Security against the Borrower’s Mining Rights.

“Borrower’s Mining Rights” means all Mining Rights held by the Borrower, including those mineral licences issued pursuant to the Mineral Act and listed on Part 1 of Schedule 10.1.37.

“Business Day” means a day which is not a Saturday or Sunday and on which banks are generally open for commercial lending and foreign exchange business in each of New York, New York, Vancouver, British Columbia and Toronto, Ontario and which is a U.S. Government Securities Business Day.

“Canadian Dollars” or “Cdn.$” means dollars which are the lawful money of Canada.

“Canadian Multiemployer Plan” means a “multiemployer pension plan”, as such term is defined in the Pension Benefits Act (Ontario) or any similar plan registered under pension standards legislation of another jurisdiction in Canada to which a Loan Party or any Affiliate of the Borrower contributes for its employees or former employees employed in Canada.

Credit Agreement – New Found Gold Corp.

“Canadian Pension Plan” means a pension plan or plan that is a “registered pension plan” as defined in the Tax Act or is subject to the funding requirements of the Pension Benefits Act (Ontario), or any similar pension benefits standards legislation in any Canadian jurisdiction, and which is maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Loan Party, in respect of its employees or former employees employed in Canada, but does not include a Canadian Multiemployer Plan.

“Canadian Sanctioned Person” means any person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Canadian Sanctions laws.

“Canadian Sanctions” means any Canadian laws, regulations or orders governing transactions in controlled goods or technologies or dealings with countries, entities, organizations, or individuals subject to economic sanctions and similar measures, including the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act, Part II.1 of the Criminal Code, (Canada) and the Export and Import Permits Act (Canada), and any related regulations.

“Canadian Securities Administrators” means the securities regulatory authorities of all of the provinces and territories of Canada.

“Capital Stock” means common shares, Preferred Shares, partnership interests, trust units or other equivalent equity interests (howsoever designated) in a Firm.

“Cash Equivalents” means (i) United States Dollars, (ii) Canadian Dollars, (iii) the currency in any country where a Loan Party carries on business so long as such country does not maintain exchange controls, such currency is freely convertible into United States Dollars or Canadian Dollars and may be freely converted and remitted in Canadian Dollars or United States Dollars to Canada (a “Freely Convertible Currency”) and the aggregate amount of such currency held by the entire Group does not exceed its budgeted or anticipated current capital and operating expenditures attributable to operations in that country, (iv) debt securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof with maturities of six (6) months or less from the date of acquisition, and (v) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six (6) months and overnight bank deposits, in each case with any commercial bank incorporated in the United States of America, Canada or any other jurisdiction in which a Loan Party carries on business (so long as the currency of such country is a Freely Convertible Currency) having, in the case of such commercial bank, a minimum credit rating of BBB- (or equivalent) from a recognized credit rating agency or with the Lender or an Affiliate of the Lender.

“Cash Interest Expense” of a Firm for any period means Interest Expense of that Firm to the extent such amounts are paid in cash for such period, excluding, without duplication, in any event (i) pay-in-kind Interest Expense or other non-cash Interest Expense (including as a result of the effects of purchase accounting), (ii) to the extent included in Interest Expense, the amortization or write-off of any financing fees, discounts or premiums paid by, or on behalf of, the Borrower or any Subsidiary, including such fees paid in connection with the Transactions, and (iii) the amortization of debt discounts, if any, or fees in respect of Derivatives hedging interest expense on Debt; provided that, Cash Interest Expense shall exclude any one time financing fees, including those paid in connection with the Transactions or any amendment of this Agreement.

Credit Agreement – New Found Gold Corp.

“Certificate” from any Firm means a written certificate from that Firm signed by a Responsible Officer of that Firm.

“Change in Control” means the consummation of any transaction or event, including any consolidation, business combination, arrangement, amalgamation or merger or any issue, transfer or acquisition of securities, the result of which is that (a) any other person or group of other persons acting jointly or in concert for purposes of such transaction or event (i) becomes the beneficial owners, directly or indirectly, of more than 50% of the votes attached to the voting securities of the Borrower or (ii) otherwise acquires Control, directly or indirectly, of the Borrower, and including by acting with a group of other persons, of the Borrower, including through the occupation of a majority of the seats (other than the vacant seats) on the board of the Borrower by individuals who were neither (A) nominated by the board of the Borrower nor (B) appointed, approved or endorsed by members of the board of the Borrower, or (b) the Borrower ceases to, directly or indirectly, own 100% of the voting securities of Maritime and 2823988.

“Change in Law” means any change in, or the coming into effect of, any Applicable Law after the date of this Agreement, or any change in the interpretation, administration or application thereof by any governmental authority after the date of this Agreement. Notwithstanding the foregoing, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority), the United States regulatory authorities or any applicable Canadian or other foreign governmental authority (including the Office of the Superintendent of Financial Institutions (Canada)), in each case pursuant to Basel III, shall, in each case, be treated as a Change in Law regardless of the date enacted, adopted or issued.

“Closing” means the time when the Lender confirms to the Borrower that each of the conditions precedent set forth in Section 5.1 have been met or (to the extent not met) waived by the Lender to permit closing of the financing contemplated hereby to take place.

“Closing Date” means April 20, 2026.

“Collateral” means all present and after-acquired assets and property of every kind and description, whether real, personal or mixed, tangible or intangible, in or to which any Loan Party now or hereafter has any right, title or interest, and which is subject to (or intended by the express or implied terms of any Loan Document to be subject to) the Security, including without limitation all proceeds and products thereof.

“Commitment” means the maximum amount of the Credit Facility.

“Compliance Certificate” in respect of each Fiscal Quarter ending after the Closing Date, means a duly completed and signed Certificate from the Borrower substantially in the form attached as Schedule 10.1.1 (or in such other form to substantially similar effect as the Lender may accept) setting out, among other things, a statement for that Fiscal Quarter of the calculations of the financial tests set out in Section 10.4.

Credit Agreement – New Found Gold Corp.

“Confirmation” has the meaning ascribed thereto in Section 5.3(a)(iii).

“Consolidated Cash Balance” means the cash balance of the Group on a combined, consolidated basis for the applicable period.

“Consolidated Working Capital Balance” means the Working Capital balance of the Group on a combined, consolidated basis for the applicable period.

“Constating Documents” in relation to a Firm means the articles, certificate of incorporation, continuation or amalgamation, any unanimous shareholder agreement, the limited liability, operating or members’ agreement or the partnership agreement, declaration of trust or equivalent documents governing the incorporation or formation, capacity, powers, assets and affairs of that Firm; together, in each case, with the by-laws or other documents, regulating the organization, Control or internal management of that Firm.

“Contaminant” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may (i) impair the quality of the Environment for any use that can be made of it, (ii) injure or damage property or plant or animal life, (iii) harm or materially discomfort any individual, (iv) adversely affect the health of any individual, (v) impair the safety of any individual, (vi) render any property or plant or animal life unfit for use by man, (vii) cause loss of enjoyment of normal use of property, or (viii) interfere with the normal course of business, and includes any “pollutant”, “hazardous substance” or “hazardous material” within the meaning assigned to such term in any Environmental Law.

“Contested Tax Proceedings” means proceedings in respect of a Tax claim which are being contested in good faith by a Loan Party by appropriate proceedings, in respect of which adequate reserves in accordance with Applicable Accounting Principles have been recorded in the consolidated accounts and financial statements of such Loan Party.

“Control” when used with respect to any Firm means the power to direct the management and policies of that Firm, directly or indirectly, whether through ownership of Voting Capital Stock, by voting trust or other agreement or otherwise. Control of a general partner of a limited partnership shall be deemed to be Control of that limited partnership.

“Corporate Organization Chart” means the Corporate Organization Chart attached hereto as Schedule 10.1.20.

“Credit Facility” means the senior secured credit facility being made hereunder consisting of Tranche 1 and Tranche 2.

“Currency Hedge” means any spot, forward, swap or other derivative transaction entered into by a Firm in the ordinary course of business for the purpose of hedging or mitigating foreign exchange risk (and not for speculative purposes) arising in connection with the operations or investments of such Firm.

“Current Assets” of a Firm at any time means the sum on a consolidated basis (without duplication) of all assets that would, in accordance with Applicable Accounting Principles, be classified on a consolidated balance sheet of that Firm as current assets at that time, other than amounts related to current or deferred Taxes based on income or profits.

Credit Agreement – New Found Gold Corp.

“Current Liabilities” of a Firm at any time means on a consolidated basis all liabilities that would, in accordance with Applicable Accounting Principles, be classified on a consolidated balance sheet of that Firm as current liabilities at that time, excluding (u) the current portion of any Debt, (v) accruals of Interest Expense (excluding Interest Expense that is due and unpaid), (w) accruals for current or deferred Taxes based on income or profits, (x) accruals, if any, of transaction costs resulting from the Transactions and any Permitted Investments, (y) accruals of any costs or expenses related to (i) severance or termination of employees prior to the Closing Date, or (ii) bonuses, pension and other post-retirement benefit obligations.

“Debt” of any person at any time means obligations of such person to pay (in whole or in part) (i) liabilities which, in accordance with Applicable Accounting Principles, would be classified upon the consolidated or unconsolidated statement of financial position or balance sheet of that person prepared as at such time as indebtedness for borrowed money, including bank indebtedness, long-term debt, Right of Use Liabilities and indebtedness to Affiliates and other financial indebtedness, (ii) amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any bankers’ acceptance, (iii) amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of any sale of promissory notes, sale of accounts, factoring, securitization or discounting arrangement to the extent recourse to such person or any Affiliate of it exists to recover such amounts payable, (iv) the principal amount of, and any premiums and capitalized interest payable in respect of, indebtedness for the deferred purchase price of property or services, (v) the repurchase amount payable under any repurchase transaction, (vi) the principal amount of, and any premiums and capitalized interest payable in respect of, indebtedness payable under or in respect of any Lien upon any property acquired (whether or not assumed), (vii) the amount by which the sale amount exceeds the purchase amount under any reverse repurchase transaction, (viii) to the extent due and owing, any out-of-the-money Derivative Exposure under any Derivative, (ix) amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any (A) standby credit, bank guarantee or performance bond, (B) any liability under any sale and leaseback transaction which does not create a liability on the consolidated statement of financial position of such person prepared in accordance with Applicable Accounting Principles, or (C) any liability under any so-called “synthetic” lease transaction, (D) Earn-Outs and (E) any obligations arising with respect to any other transaction which is the functional equivalent of or takes the place of Advance but which does not constitute a liability on the unconsolidated balance sheet of such person, prepared in accordance with Applicable Accounting Principles, (x) amounts payable under convertible debentures and other like instruments, whether or not they would, in accordance with Applicable Accounting Principles, be included in shareholders’ equity in the unconsolidated statement of financial position (or equivalent) of such person, (xi) the redemption or retraction price of any Preferred Shares and (xii) any amount payable under any direct or indirect guarantee of any amount of the nature described in any of Clauses (i) to (xi) above; provided, however, that reserves for deferred taxes or general contingencies, current trade payables which are payable on customary or usual trade terms, current expenses (other than interest expense) accrued in the ordinary course of business and current payments under operating leases, for any current fiscal period, customer advance payments and deposits received in the ordinary course of conducting business, and (notwithstanding anything to the contrary herein or in the definition of “Right of Use Liabilities”) lease liabilities that were treated as operating leases for purposes of IFRS as of December 31, 2018 (inclusive of any future leases of the same type) are not Debt. Wherever in this Agreement the amount of any Debt is required to be determined or measured, the amount of any Debt referred to in any of sub-clauses (ix)(A), (B), (C) or (D) above shall be equal to the amount obtained by aggregating the present values of each amount payable under or otherwise in respect thereof at the discount rate equivalent to the implied rate of interest that would be applied under Applicable Accounting Principles to a Right of Use Asset when recording that Right of Use Asset on an unconsolidated statement of financial position (or equivalent).

Credit Agreement – New Found Gold Corp.

“Default” means any Event of Default or any default, breach, failure, event, state or condition which, unless remedied or waived, with the lapse of time, giving of notice, making of a determination, or any combination thereof or otherwise, would constitute or would reasonably be expected to result in the occurrence of an Event of Default.

“Default Rate” means the rate of interest payable pursuant to Subsection 3.1.2.

“Defined Benefit Plan” means a pension plan registered under the Tax Act, the Pension Benefits Act (Ontario) or any other applicable pension standards legislation which contains a “defined benefit provision”, as such term is defined in subsection 147.1(1) of the Tax Act.

“DEM” means the Department of Energy and Mines of the Government of Newfoundland and Labrador.

“Derivative” means any transaction now existing or hereafter entered into which is an interest rate swap, cap, floor or collar, interest rate forward, future or option contract, cross-currency interest rate swap or interest rate future or option, a spot or forward foreign exchange contract or any other transaction the value of which is derived from interest rates, foreign exchange, debt obligations, equities, commodities or other indices.

“Derivative Agreement” means any agreement (whether in the form of an ISDA Master Agreement or otherwise) now existing or hereafter entered into governing the terms and conditions applicable to one or more Derivatives.

“Derivative Exposure” in relation to any Firm (the “relevant party”) at any time means the amount (after giving effect to all set-offs provided for under any Derivative Agreement) which is or (as the case may be) would be payable by or to the relevant party pursuant to such Derivative Agreement entered into by the relevant party and that counterparty and in effect at that time if those Derivatives have been or (as the case may be) were to be terminated at that time as the result of the default of the relevant party.

“Discharge Date” means the date (i) all Advances have been repaid in full, and (ii) all other Secured Obligations (other than in respect of contingent indemnification and expense reimbursement claims and other contingent obligations for which no unsatisfied demand for payment exists) have been paid in full.

“Distribution” in relation to any Firm means (i) the retirement, redemption, retraction, purchase, or other acquisition by that Firm or any Affiliate of it of any of that Firm’s Capital Stock, (ii) the declaration or payment of any dividend, return of capital or other distribution (in cash, securities or other property, or otherwise), on or in respect of, that Firm’s Capital Stock, (iii) the payment of any management, consulting or similar type of fee by that Firm to any Affiliate of it, and (iv) any other payment or distribution (in cash, securities or other property, or otherwise) by such Firm or any Affiliate of it of, on or in respect of any Capital Stock of that Firm.

Credit Agreement – New Found Gold Corp.

“Drawdown Notice” means an Advance Request or other written notice requesting the drawdown of Tranche 2 in form and substance acceptable to the Lender.

“Earn-Outs” means earn-out obligations, deferred purchase obligations and similar deferred payments.

“Environment” means the ambient air, all layers of the atmosphere, surface, water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor spaces.

“Environmental Law” means any Applicable Law relating to the Environment; reclamation, restoration, or remediation of property; the regulation, management, treatment, storage, disposal of, or exposure to, Contaminants or Waste; protection of cultural or historic resources; public or occupational health or safety; and all other Applicable Laws relating to manufacturing, processing, distribution, use, treatment, storage, disposal, handling, clean-up or transport of Contaminants, or chemicals or industrial, toxic or other hazardous materials.

“Equity Subscription” has the meaning ascribed thereto in Section 6.1.

“ERISA” means the US Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated, and rulings issued thereunder from time to time in effect.

“Establishment Fee” has the meaning ascribed thereto in Section 4.4.3.

“Event of Default” means any default, breach, failure, event, state or condition set out in Section 11.1.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of the Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) any Taxes that are attributable to the Recipient’s failure to comply with applicable certification or documentation requirements, (c) Canadian federal withholding Taxes imposed under Part XIII of the Tax Act as a result of (A) such Recipient not dealing at arm’s length (for purposes of the Tax Act) with a Loan Party, (B) such Recipient being a “specified non-resident shareholder” (as defined in subsection 18(5) of the Tax Act) of a Loan Party or not dealing at arm’s length (for purposes of the Tax Act) with a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of a Loan Party, or (C) a Loan Party being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of such Recipient, other than, in the case of (A) through (C), where (x) the non-arm’s length relationship, (y) the Recipient being a “specified non-resident shareholder” of a Loan Party or not dealing at arm’s length with a “specified shareholder” of a Loan Party, or (z) a Loan Party being a “specified entity” in respect of such Recipient, as applicable, arises as a result of such Recipient executing, delivering, being a party to, engaging in any transactions pursuant to, performing its obligations under, receiving payments under, receiving or perfecting a security interest under, or enforcing, this Agreement or any other Loan Document, and (d) Canadian federal withholding Taxes imposed as a result of such payment being considered to arise under an “imported hybrid arrangement” for purposes of section 18.4 of the Tax Act as it is proposed to be amended by legislative proposal released by the Department of Finance (Canada) on January 29, 2026, or any successor proposals thereto (as each may ultimately be enacted), other than where such an imported hybrid arrangement arises and the relevant Recipient in respect of such arrangement does not deal at arm’s length with the relevant Loan Party as a result of such Recipient executing, delivering, being a party to, engaging in any transactions pursuant to, performing its obligations under, receiving payments under, receiving or perfecting a security interest under or enforcing this Agreement or any other Loan Document.

Credit Agreement – New Found Gold Corp.

“Existing Royalties” means, with respect to the Borrower’s Mining Rights, the royalties set out in Part 1 of Schedule 10.1.37 and, with respect to Maritime’s Mining Rights, the royalties set out in Part 2 of Schedule 10.1.37.

“Facility Access Agreements” means, collectively the Shoreline Agreement and the Firefly Agreement, and “Facility Access Agreement” means either of such Facility Access Agreements, as the context requires.

“Firefly Agreement” means that certain port access agreement dated as of March 25, 2025, between Maritime and Firefly Metals Ltd.

“Firm” means a person that is not an individual, a government or an agency of a government.

“Fiscal Quarter” means one of the four (4) three-month accounting periods of the Borrower comprising a Fiscal Year.

“Fiscal Year” means the 12-month accounting period of the Borrower which, as at the date hereof, ends on December 31 of each calendar year.

“Floor” means 0.00% (0 basis points) per annum.

“Fraudulent Conveyances Law” means the Assignment and Preferences Act (Ontario), the Fraudulent Conveyances Act (Ontario), the Fraudulent Conveyances Act (Newfoundland and Labrador), the Judgment Enforcement Act (Newfoundland and Labrador), sections 95 and 96 of the Bankruptcy and Insolvency Act (Canada), Section 548 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et.seq., or any other like, equivalent or analogous legislation of any jurisdiction, domestic or foreign, as the context requires.

“Funded Amount” means, collectively, the Tranche 1 Funded Amount and the Tranche 2 Funded Amount.

“Future Project Authorizations” means, at any time, those Project Authorizations which as at such time are not then (a) necessary or required for the development, construction, operation or maintenance of the Projects in all material respects giving effect to the then current stage of development, construction operation or maintenance of the Projects; or (b) otherwise required to be in effect under the terms of Applicable Law giving effect to the then current stage of development, construction operation or maintenance of the Projects.

Credit Agreement – New Found Gold Corp.

“Group” means the Borrower and the Borrower’s direct and indirect Subsidiaries, and “Group Member” means any applicable one of them, as the context requires or so admits.

“Guarantee” means the guarantee by each Guarantor set forth in Article 7.

“Guaranteed Obligations” in relation to any Guarantor, means the Secured Obligations of each other Loan Party.

“Guarantor” at any time means (i) Maritime and 2823988, and (ii) all direct and indirect Subsidiaries of the Borrower required to become a Guarantor hereunder from time to time, as the context requires.

“Guarantor Joinder Agreement” means an agreement in the form of Schedule 1 (or in such other form to substantially the same effect as the Lender may accept) duly completed and executed by the Borrower and a Subsidiary and delivered to and accepted by the Lender.

“Guarantor’s Obligations” of a Guarantor means that Guarantor’s Secured Obligations, including those under the Guarantee.

“Hammerdown Gold Project” means the Hammerdown project owned by Maritime, which project is composed of the Mining Rights described in Part 2(A) of Schedule 10.1.37 and located proximate to the Town of King’s Point in the Province of Newfoundland and Labrador.

“Hammerdown Gold Project Budget” means the detailed development and construction budget for the Hammerdown Gold Project in form and substance satisfactory to the Lender, acting reasonably.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro organism, ray, odour, radiation, energy, vector, plasma, constituent or other material which is or becomes listed, regulated or addressed under any Environmental Laws (including asbestos, cyanide, petroleum and polychlorinated biphenyls).

“Hostile Acquisition” means an Acquisition of Capital Stock or assets of any person that has not been approved or recommended by the board of directors (or equivalent governing body) of such person prior to the public announcement or commencement of such Acquisition.

“IASB” means the International Accounting Standards Board or a successor thereto, as the context requires or so admits.

“IFRS” means generally accepted accounting principles applied in accordance with International Financial Reporting Standards as adopted by the IASB and approved by the Chartered Professional Accountants of Canada (or any successor institute) for application in Canada adopted by the Borrower and applied to its consolidated financial statements.

“Immaterial” means (i) is not, and would not reasonably be expected to be, Material and (ii) does not, and would not reasonably be expected to, have a Material Adverse Effect.

Credit Agreement – New Found Gold Corp.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Information” means all information received from any Loan Party relating to any Loan Party, any of their Subsidiaries or Affiliates, or their respective business, other than any such information that is available to the Lender on a non-confidential basis prior to disclosure by such Loan Party; provided that, in the case of information received from a Loan Party after the date hereof, such information is clearly identified as confidential in writing at the time of delivery.

“Insolvency Event” in relation to any person means (i) that person does not pay or perform its obligations generally as they become due or admits its inability to pay or perform its debts generally, that person commits an act of bankruptcy within the meaning of the Bankruptcy and Insolvency Act (Canada), (ii) any Insolvency Proceeding is instituted by or against that person (excluding any Insolvency Proceeding being contested by that person in good faith by appropriate proceedings so long as enforcement remains stayed, none of the relief sought is granted (either on an interim or permanent basis) and such Insolvency Proceeding is dismissed within 30 days of its commencement) or (iii) if that person is a Firm, that Firm takes corporate, partnership or other internal management action to authorize or consent to the relief sought in any Insolvency Proceeding commenced by or against it.

“Insolvency Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. or any other like, equivalent or analogous legislation of any jurisdiction, domestic or foreign and any plan of arrangement law provision of any corporations statute under which a corporation may propose a compromise or an arrangement with respect to its creditors or any class or the claims of any class of creditors of the corporation.

“Insolvency Proceeding” in relation to any person means any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary, under any Insolvency Law seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement, administration or other like or similar relief in respect of any or all of the obligations of that person, seeking the winding up, liquidation or dissolution of that person if that person is a Firm or all or any part of its property, seeking any judgment or order declaring, finding or adjudging that person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of that person.

“Insolvent” at any time when used with respect to a Firm means:

(a)	if that Firm is formed under the federal laws of Canada or the laws of any Province or Territory thereof, that at such time (i) that Firm is unable to meet its obligations as they generally become due, (ii) that Firm has ceased paying its current obligations in the ordinary course of business as they generally become due or (iii) the aggregate property of that Firm is, at a fair valuation, insufficient, or, if disposed of at a fairly conducted sale under legal process, would be insufficient, to enable payment of all its obligations, due and accruing due; or

Credit Agreement – New Found Gold Corp.

(b)	if that Firm is not formed under the federal laws of Canada or the laws of any Province or Territory thereof, that at such time (i) the fair saleable value of the assets of that Firm is less than the total amount of the present value of its liabilities (including for purposes of this definition all liabilities (including loss reserves), whether or not reflected on a balance sheet of that Firm prepared in accordance with Applicable Accounting Principles and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), (ii) that Firm is unable to pay its debts or obligations in the ordinary course as they mature and (iii) in relation to any Firm incorporated or formed under the laws of any jurisdiction that imposes limitations on the legality, validity, binding effect or enforceability of any guarantee by reason of a Firm’s unreasonably small capital (or equivalent or like criteria), that Firm has unreasonably small capital (or equivalent or like criteria) to carry out its business as conducted and as proposed to be conducted. For the purposes of this paragraph (b), (1) “debt” means liability on a “claim” and (2) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy or breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

“Insurance Event” means any loss or damage to the assets of a Loan Party that gives rise to a claim and payment to a Loan Party under any insurance policy (other than any business interruption insurance policy) maintained by a Loan Party.

“Insurance Proceeds” means any amount paid to a Loan Party by reason of an Insurance Event, net of any reasonable documented out-of-pocket fees, costs and expenses actually paid by a Loan Party to an Unrelated Party to recover payment of such amount.

“Interest Expense” with respect to any Firm for any period means the sum (without duplication) determined on a consolidated basis in accordance with Applicable Accounting Principles of (i) gross interest expense of that Firm for such period, including the imputed interest component included in payments or accruals with respect to Right of Use Liabilities, but excluding amortization of deferred financing fees, non-cash interest expense attributable to changes in Derivative Exposure and any other amounts of non-cash payments of interest plus (ii) capitalized interest of that Firm minus (iii) interest income for such period. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received and costs incurred by any Loan Party with respect to Derivatives, and the imputed interest component included in payments of Right of Use Liabilities, shall be deemed to accrue at an interest rate reasonably determined by the Borrower to be the rate of interest implicit in such Right of Use Liabilities, in accordance with Applicable Accounting Principles.

“Interest Payment Date” means each March 31, June 30, September 30, and December 31 (or, if any such date is not a Business Day, the immediately preceding Business Day), commencing with the first such date to occur after the end of the first full calendar quarter following the Closing Date, and the Maturity Date.

Credit Agreement – New Found Gold Corp.

“Investment” means any loan, advance (other than commission, travel and similar advances to officers and employees made in the ordinary course of business), extension of credit (other than accounts receivable on customary or usual trade terms arising in the ordinary course of business) or contribution of capital to any other Firm or any acquisition of Capital Stock, deposit accounts, certificates of deposit, mutual funds, bonds, notes, debentures or other securities of any other Firm or any structured notes or Derivatives. Whenever in this Agreement the amount of any Investment is required to be determined or measured, such amount shall be the original principal or capital amount thereof, less all returns of principal or equity thereof, but not interest, dividends or other distributions of income paid thereon, and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property at the time of such Investment, as determined in good faith by the Borrower and certified to the Lender in writing.

“ISDA Master Agreement” means an agreement in the form of a 2002 Master Agreement published by the International Swaps and Derivatives Association, Inc., together with the Schedule thereto, as supplemented by each “Confirmation” as defined therein and entered into pursuant thereto.

“Lender” means EdgePoint Investment Group Inc. or any of its Affiliates as designated by the Lender from time to time.

“Lender’s Counsel” means (i) the firm of Miller Thomson LLP in the Province of Ontario and (ii) such replacement or additional firm in such jurisdiction as the Lender may designate from time to time as the Lender’s legal counsel.

“Lien” means (i) any right of set-off intended to secure the payment or performance of an obligation, (ii) any interest in property created by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, repurchase agreement, reverse repurchase agreement, deposit arrangement, title retention, Right of Use Asset, sale-lease-back transaction or discount, factoring or securitization arrangement on recourse terms, (iii) any statutory deemed trust or lien, (iv) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property and (v) any agreement to grant any of the foregoing rights or interests described in Clauses (i) to (iv) of this definition.

“Loan” means an Advance made under the Credit Facility.

“Loan Documents” at any time means, collectively, this Agreement, any Guarantor Joinder Agreement, each Security Document executed by each Loan Party, and each other document delivered to or for the benefit of the Lender pursuant to or otherwise in connection herewith.

“Loan Obligations” means the Debt and other obligations of each Loan Party owing to the Lender arising under, pursuant to or otherwise in respect of each Loan Document. For certainty, “Loan Obligations” shall include interest accruing subsequent to the commencement of, or which would have accrued but for the commencement of, any Insolvency Proceeding in accordance with and at the rate (including the Default Rate to the extent lawful) specified herein or in another applicable Loan Document, whether or not such interest is an allowable claim in such Insolvency Proceeding. For greater certainty, “Loan Obligations” shall also include the full unamortized OID as at the date of commencement of any Insolvency Proceeding, and each Loan Party agrees and acknowledges that the OID (whether characterized as interest, discount, premium or otherwise) constitutes a component of the Loan Obligations and Secured Obligations for all purposes, including in any Insolvency Proceeding, regardless of whether the OID has been fully earned or amortized as of such date, and the Loan Parties hereby waive any right to contest the allowability or enforceability of such OID in any Insolvency Proceeding.

Credit Agreement – New Found Gold Corp.

“Loan Party” means the Borrower or a Guarantor, as the context requires or so admits.

“Maritime” means Maritime Resources Corp., a corporation amalgamated under the laws of the Province of British Columbia.

“Maritime’s Mineral Consent” means the consent and acknowledgement agreement between Maritime, the Lender, and DEM, whereby DEM consents to, inter alia, the granting and registration of Security against Maritime’s Mining Rights.

“Maritime’s Mining Rights” means all Mining Rights held by Maritime, including those surface leases, mining leases and mineral licences issued pursuant to the Mineral Act and listed on Part 2 of Schedule 10.1.37.

“Material” or “material” means material in relation to the consolidated business, operations, affairs, properties, prospects, revenues, assets, liabilities (including contingent liabilities), obligations, capitalization, results of operations (financial or otherwise), cash flows or condition (financial or otherwise) of the Group taken as a whole.

“Material Adverse Change” means any circumstance, occurrence, fact, condition (financial or otherwise), change (including a change in Applicable Law, event, development or effect (whether or not foreseeable or known as of the date hereof)) that, individually or in the aggregate, has, or would reasonably be expected to have, a Material Adverse Effect.

“Material Adverse Effect” means (i) a material adverse effect on the consolidated business, operations, affairs, properties, revenues, assets, liabilities (including contingent liabilities), prospects, obligations (whether absolute, accrued, conditional or otherwise), capitalization, results of operations (financial or otherwise), cash flows or condition (financial or otherwise) of the Group taken as a whole, (ii) any material impairment of any Loan Party’s ability to pay or perform any Loan Obligations when due, (iii) a material adverse effect on the validity, effect, perfection or priority of the Security (taken as a whole) or (iv) any material prejudice to, restriction on or rendering unenforceable or ineffective, any of the material rights intended or purported to be granted under or pursuant to any Loan Document by any Loan Party to or for the benefit of the Lender.

“Material Contract” at any time means any agreement, contract, permit, license, approval or any other document to which any Loan Party is party that is Material at such time, including, as at the date hereof, each agreement listed in Schedule 10.1.31 and each Material Contract identified in a Compliance Certificate after the date hereof.

“Material Subsidiary” means any direct or indirect Subsidiary of the Borrower that holds material assets or operations related to any mining or exploration projects.

“Maturity Date” means the date which is three (3) years from the Tranche 1 Drawdown Date.

“MEM Consents” means, collectively, the Borrower’s Mineral Consent and Maritime’s Mineral Consent.

Credit Agreement – New Found Gold Corp.

“Mineral Act” means the Mineral Act, SNL 1990 c. M-12.

“Mineral Registry” means, collectively, the transfer and liens registry and the confidential registry maintained by the Mineral Lands Division of DEM.

“Mining Rights” means all patented and unpatented mining claims, mineral licences, exploration licenses, mining concessions, mining leases, permits, surface leases, rights-of-way or other authorities which, directly or indirectly, confer or may confer a right to prospect, explore for, extract or mine any minerals or ores and all rights of surface access necessary to conduct such activities.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects.

“Nominated Party” means EdgePoint Investment Group Inc. or such other person(s) as the Lender may designate in writing to the Borrower prior to the Tranche 1 Drawdown Date.

“OID” means an original issue discount of 2.00% in respect of the Funded Amount.

“OSC” means the Ontario Securities Commission.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Participant Register” has the meaning ascribed thereto in Section 12.9.3.

“PATRIOT ACT” means the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Perfection Certificate” means a perfection certificate executed and delivered to the Lender by a Loan Party (i) on or about the Closing Date or (ii) the date it becomes party hereto pursuant to a Guarantor Joinder Agreement, as the context requires, in each case as updated from time to time as required hereunder.

“Peripheral Mining Rights” means the Mining Rights described in Part 1(B) and Part 2(B) of Schedule 10.1.37.

Credit Agreement – New Found Gold Corp.

“Permitted Acquisition” means any Acquisition by a Loan Party; provided that:

(a)	such Acquisition has been approved by the board of directors or equivalent governance body of the applicable Loan Party;

(b)	no Default, Event of Default or fact or circumstance which would reasonably be expected to result in an Event of Default has occurred and is continuing or would be caused thereby;

(c)	such Acquisition is of assets or Capital Stock used or useful in connection with the business permitted under Section 10.3.6;

(d)	the aggregate consideration paid or payable by all Loan Parties for all such Acquisitions (including any Earn-Outs and deferred consideration) does not exceed $[Redacted: Commercially Sensitive Information] in any Fiscal Year;

(e)	in respect of which no additional Debt is incurred other than Debt which is permitted by the terms of this Agreement;

(f)	such Acquisition has been structured on the basis that, to the extent not otherwise permitted under this Agreement, no creditor of the acquired person or business shall be entitled to recourse to any Loan Party or any of the property of any Loan Party for the liabilities or obligations of the acquired person or business;

(g)	if such Acquisition involves owned real property, a “Phase 1” environmental site assessment in respect of such property, prepared by a qualified firm reasonably acceptable to the Lender, in form and substance reasonably satisfactory to the Lender, shall have been delivered to the Lender;

(h)	in respect of such Acquisition, all licenses, permits, concessions, certificates, registrations, franchises and other authorizations and approvals of all governmental authorities have been received on or before the date of such Acquisition, if required;

(i)	in respect of which the Borrower has demonstrated to the Lender’s satisfaction, acting reasonably, that after giving effect to such Acquisition, the Borrower will be in compliance with the financial covenants in Section 10.4 as at the date of such Acquisition;

(j)	if such Acquisition is an Acquisition of Capital Stock of any person that is a Material Subsidiary, the Borrower shall cause such Material Subsidiary to comply with Section 7.16 hereof; and

(k)	on or prior to the date of such Acquisition, the Lender shall receive copies of all such financial statements, reports and other documents and all such information related to such Acquisition as reasonably requested by the Lender, provided that, notwithstanding the foregoing:

(l)	a Hostile Acquisition shall not be a Permitted Acquisition;

(m)	any Acquisition made for speculative purposes shall not be a Permitted Acquisition;

Credit Agreement – New Found Gold Corp.

(n)	the Borrower shall have delivered a certificate of a Responsible Officer confirming the foregoing;

(o)	if the Acquisition is of assets, such assets become subject to the Security in accordance with Article 8 within thirty (30) days of the closing of such Acquisition; and

(p)	the Borrower shall have delivered to the Lender written notice of such Acquisition promptly after the announcement of such Acquisition and, at least ten (10) Business Days prior to the closing of such Acquisition, which notice includes the details in respect of the person or business to be acquired.

“Permitted Asset Sale” means (i) a disposal of inventory in the normal and ordinary course of business to unrelated parties, (ii) a disposal of marketable securities and other investment assets in the normal and ordinary course of business to unrelated parties, (iii) a disposal of used, surplus, obsolete or worn-out equipment no longer used or useful in the business for value or nominal consideration if of no measurable value, (iv) a disposal between Loan Parties, who have granted security over the respective assets for the Secured Obligations, (v) a disposal of capital assets not otherwise captured by (i) to (iv) or (vi) of this definition, on arm’s length terms and for fair market value up to a maximum of $[Redacted: Commercially Sensitive Information] individually, or in the aggregate for the Borrower and its Subsidiaries on a consolidated basis during any TTM Period, and (vi) any disposal of Peripheral Mining Rights by sale or relinquishment.

“Permitted Debt” means:

(a)	the Secured Obligations;

(b)	Debt secured by Permitted Liens to the extent provided in the definition of Permitted Liens;

(c)	Debt arising under customary indemnification obligations and purchase price adjustments in favour of sellers in connection with Permitted Investments;

(d)	Debt arising under any Bank Product Obligations in an aggregate amount not to exceed $[Redacted: Commercially Sensitive Information];

(e)	Debt incurred in the ordinary course of business with respect to surety and appeals bonds, performance bonds and other similar obligations for obligations that do not constitute Debt;

(f)	unsecured Debt (A) between Loan Parties or otherwise between Group Members, provided that the amount of Debt outstanding for any Loan Party from a Group Member was either (y) existing as of the date hereof or (z) as it relates to additional Debt following the date hereof, does not exceed more than an additional $[Redacted: Commercially Sensitive Information] per annum, or (B) incurred in connection with a Permitted Investment;

(g)	liability arising from (A) the negotiation or deposit of a cheque, draft or similar instrument for collection in the ordinary course of business or (B) honouring by a bank or other financial institution of a cheque, draft or similar instrument drawn against insufficient funds in each case incurred in the ordinary course of business;

Credit Agreement – New Found Gold Corp.

(h)	Right of Use Liabilities and purchase money lease obligations for the leasing and acquisition of mobile equipment in an aggregate amount outstanding at any time not to exceed $[Redacted: Commercially Sensitive Information] (or the equivalent in other currency);

(i)	a guarantee of any Permitted Debt;

(j)	hedging obligations existing as of the Closing Date;

(k)	Debt incurred from time to time in connection with any Currency Hedges entered into by the Borrower;

(l)	Debt of (A) any person that becomes a Loan Party after the date hereof or (B) assumed by a Loan Party after the date hereof, in each case, in connection with a Permitted Acquisition; provided that such Debt exists at the time of such Permitted Acquisition and is not created in contemplation of or in connection with such Permitted Acquisition;

(m)	Debt under the [Redacted: Commercially Sensitive Information] Facility Agreement in an aggregate principal amount not exceeding Cdn.$[Redacted: Commercially Sensitive Information] at any time;

(n)	Debt under the [Redacted: Commercially Sensitive Information] Facility Agreement in an aggregate principal amount not exceeding Cdn.$[Redacted: Commercially Sensitive Information] at any time; and

(o)	bonding and reclamation obligations required by Applicable Law.

“Permitted Investment” means (i) cash, Cash Equivalents and marketable securities acquired in the normal and ordinary course of business, (ii) Investments by a Loan Party in and financial assistance provided to another Loan Party by way of investment, loan, guarantee or otherwise, (iii)  Investments referred to in clauses (A) and (B) of Clause (f) of the definition of Permitted Debt, (iv) Investments existing as at the Closing Date, and (v) Investments held directly or indirectly by a person at the time of its Permitted Acquisition by a Loan Party.

“Permitted Liens” means:

(a)	Liens or encumbrances created in favour of any public utility or any governmental body when required by such public utility or governmental body in connection with the operations of any Loan Party, provided that such Liens do not materially detract from the value of the property affected thereby or materially impair the use thereof or the ability of any Loan Party to perform its obligations under the Loan Documents;

(b)	Statutory Prior Liens securing Statutory Prior Claims that are not delinquent or are being contested by Contested Tax Proceedings;

(c)	Liens (other than any Lien imposed by ERISA) consisting of pledges or deposits required in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation securing claims not yet delinquent;

Credit Agreement – New Found Gold Corp.

(d)	Liens for assessments or governmental charges or levies not at the time delinquent or, if delinquent, the validity or amount of which is being contested in good faith by appropriate proceedings and in respect of which adequate reserves in accordance with Applicable Accounting Principles have been recorded on the consolidated statement of financial position (or equivalent) of the Borrower and its Subsidiaries;

(e)	construction, mechanics, carriers, warehousemen’s, storage, repairers and materialmen’s Liens, but only if (i) the obligations secured by such Liens are not delinquent, (ii) no Lien has been registered against any assets of any Loan Party, or (iii) if a Lien has been registered, same is being vigorously defended in good faith by appropriate proceedings, adequate reserves in accordance with Applicable Accounting Principles have been recorded on the consolidated statement of financial position (or equivalent) of the Borrower and its Subsidiaries, appropriate security has been posted and enforcement action is stayed;

(f)	Permitted Real Estate Encumbrances;

(g)	Liens arising from court or arbitral proceedings, provided that the claims secured thereby are being contested in good faith by the relevant Loan Party, and such claims do not otherwise constitute an Event of Default pursuant to Section 11.1.11;

(h)	bonding arrangements made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than contracts of Debt), leases, customs duties, reclamation obligations and other similar obligations (including, for avoidance of doubt, security over cash collateral with respect to the foregoing) and Liens over cash collateral accounts securing mine closure guarantees, standby letters of credit, surety bonds or similar instruments required by Applicable Law in connection with mine closure or reclamation obligations;

(i)	deposits of cash securities in connection with any appeal, review or contestation of any security or Lien, or any matter giving rise to any security or Lien, described in paragraphs (b) through (h) above;

(j)	Liens arising by virtue of any statutory or common law provision or any account or other agreement, in each case, relating to banker’s liens, rights of set-off or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution (collectively, “Banker’s Liens”); provided that such Banker’s Liens (i) do not relate to any deposit account that is a dedicated cash collateral account which is subject to restrictions against access by the depositor or account holder, (ii) do not relate to any deposit account that is intended by the depositor or account holder to provide collateral to the depository institution for Debt, and (iii) do not secure obligations in excess of $[Redacted: Commercially Sensitive Information] in the aggregate at any time;

(k)	(A) the Existing Royalties, and (B) any royalties applicable to any after-acquired Mining Rights where such royalties were (i) previously granted on such after-acquired Mining Rights, or (ii) issued by the purchaser of such Mining Rights as full or partial consideration for the sale of such Mining Rights;

Credit Agreement – New Found Gold Corp.

(l)	the reversionary interests of landlords under operating leases of real property (that are not Right of Use Liabilities and do not create Debt) with a Loan Party as tenant;

(m)	the tenancy rights of tenants under operating leases of real property (that are not Right of Use Liabilities and do not create Debt) with a Loan Party as landlord;

(n)	the interests (including Liens in the property leased and any insurance related thereto) of lessors under operating leases of property (which are not Right of Use Liabilities and do not create Debt of a Loan Party);

(o)	licences and sublicences (other than permanent user licences) granted by any Loan Party, and leases and subleases, in each case, to any Unrelated Party in the ordinary course of business;

(p)	Liens securing Purchase Money Obligations or Right of Use Liabilities over specific items of tangible personal property acquired in favour of Unrelated Parties securing Debt incurred to acquire such items of property; provided that (i) such Liens attach only to the specific items of property acquired with the proceeds of such Debt and the proceeds thereof, (ii) such Liens are created within 30 days of the acquisition of such property, and (iii) the aggregate amount of all such Debt outstanding at any time for the entire Group shall not exceed $[Redacted: Commercially Sensitive Information] (or the equivalent in other currency)

(q)	undetermined or inchoate Liens incidental to current operations which have not at such time been filed pursuant to law, or of which written notice has not been duly given in accordance with Applicable Law, or which, although filed or registered, relate to obligations not due or delinquent at such time, or which arise by operation of law or pursuant to any lease or sublease of premises occupied by the Borrower and which relate to obligations not due or delinquent at such time;

(r)	Liens securing Debt referred to in clause (d) of the definition of Permitted Debt, including Liens over cash collateral deposited with a bank or other financial institution that has provided any credit card facility to any Loan Party, provided that the aggregate amount of all such cash collateral does not exceed $[Redacted: Commercially Sensitive Information] (or the equivalent in any other currency) at any time;

(s)	Liens securing any Currency Hedges referred to in clause (k) of the definition of Permitted Debt;

(t)	Liens securing the [Redacted: Commercially Sensitive Information] Facility Agreement;

(u)	Liens securing the [Redacted: Commercially Sensitive Information] Facility Agreement;

(v)	Liens on any property or asset of any Loan Party existing on the date hereof and set out in Schedule 11.3.4, provided that (i) such Lien shall not apply to any other property or asset of the Loan Parties, and (ii) such Lien shall secure only those obligations which it secures on the date hereof;

Credit Agreement – New Found Gold Corp.

(w)	Liens existing on any property or asset prior to the acquisition thereof by any Loan Party or existing on any property or asset of any person that becomes a Loan Party after the date hereof prior to the time such person becomes a Loan Party, provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such person becoming a Loan Party, as the case may be, (ii) such Lien shall not apply to any other property or assets of any Loan Party, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such person becomes a Loan Party, as the case may be;

(x)	Liens or escrow arrangements with respect to cash deposits lodged in connection with a Permitted Acquisition;

(y)	the Security in favour of the Lender;

(z)	such other Liens securing such obligations as may be approved by the Lender in writing from time to time in its sole discretion; and

(aa)	any extension, renewal or replacement of the foregoing.

“Permitted Real Estate Encumbrances” means Liens on real property which consist of (i) reservations, limitations, provisos and conditions expressed in the original grant from the Crown or in any mineral tenure, mining lease, mining claim or similar instrument issued by the Crown or any governmental authority, (ii) any general qualifications to title and overriding interests imposed under the land titles registry system in which any real property is situate, (iii) any encroachments, variations in description or by-law infractions which might be revealed by an up-to-date survey of the real property which do not detract in any material way from the use or intended use of the property or materially impair the value or marketability of the property, or which are covered in all material respects under a title insurance policy in favour of the Lender, (iv) any agreement with a municipality or other governmental authority with respect to the development of the buildings, fixtures, improvements, infrastructure and other facilities on or related to the real property which do not create material obligations or materially impair the value or marketability of the property, (v) restrictions or restrictive covenants disclosed by registered title which do not detract in any material way from the use or intended use of the property or materially impair the value or marketability of the property, (vi) any easement or right-of-way, whether or not disclosed by registered title, which does not detract in any material way from the use or intended use of the property or materially impair the value or marketability of the property, (vii) any easement for the supply of utilities or telephone services to the real property and for drainage, storm or sanitary sewers, public utility lines, telephone lines, cable television lines or other services which do not materially impair the value or marketability of the property, (viii) easements or rights of way, whether or not registered, for passage, ingress and egress of persons and vehicles over parts of the real property which do not materially impair the value or marketability of the property, (ix) facility cost sharing, servicing, parking, reciprocal and other similar agreements with neighbouring land owners and/or governmental authorities which do not materially impair the value or marketability of the property, (x) the provisions of Applicable Laws including by-laws, regulations, airport zoning regulations, ordinances, mine development and closure plans, environmental assessment conditions and similar instruments relating to development, zoning and mining operations, (xi) any restrictions, conditions or encumbrances imposed by any governmental authority in connection with Environmental Law, mine closure, reclamation or rehabilitation obligations, provided such restrictions do not materially impair the ability of any Loan Party to develop, operate or maintain the Projects in accordance with the Project Approvals; (xii) any liens for realty taxes or rates or levies or public utility rates or charges or any undetermined or inchoate liens for realty taxes or public utility rates or charges which have accrued but are not yet due and any undetermined or inchoate liens incidental to current construction or operations which have not yet been registered against the real property in accordance with applicable law or of which written notice has not at this time been duly given in accordance with applicable law or which relate to obligations not yet due or delinquent; and (xiii) any non-exclusive licenses granted to third parties over any Mining Rights pursuant to the Facility Access Agreements.

Credit Agreement – New Found Gold Corp.

“PPSA” means the Personal Property Security Act (British Columbia); provided that, if the validity, the perfection or the effect of perfection or non-perfection or the priority or enforcement of any security interest in any Collateral is governed by a Personal Property Security Act as in effect in a Canadian jurisdiction other than British Columbia or by the Civil Code of Québec, “PPSA” means the Personal Property Security Act as in effect from time to time in such other jurisdiction or the Civil Code of Québec, as applicable, for purposes of the provisions hereof relating to such validity, perfection, effect of perfection or non-perfection or priority or enforcement.

“Preferred Shares” means Capital Stock of a Loan Party (i) that may be redeemed by a Loan Party, (ii) that is retractable at the option of the holder, or (iii) which a Loan Party may be required to purchase or otherwise acquire; in each case, on, before or within twelve (12) months after the Maturity Date.

“Principal Amount” means, collectively, the Tranche 1 Principal Amount and the Tranche 2 Principal Amount.

“Project Approvals” means, in respect of each Project and at any time, all Project Authorizations and Project Mining Rights as at such time are required for such Project giving effect to the then current stage of development, operation or maintenance of such Project.

“Project Assets” means all assets, property and undertaking (whether real or personal, tangible or intangible) which are used or intended for use in, forming part of, or attributable to, each respective Project, including (i) Project Mining Rights and all mineral deposits covered thereby, (ii) the other real property owned by the proponent of such Project and associated with the development or operation of such Project, (iii) all buildings, improvements, building systems, machinery, equipment and other tangible assets and properties used in connection with such Project, (iv) the applicable Project Approvals, and (v) all proceeds derived from such Project.

“Project Authorizations” means, at any time, all authorizations, approval and consents necessary for the development, operation and maintenance of each of the Projects (in all material respects), including (i) as contemplated by the then current preliminary economic assessment for the applicable Project, if any, prepared in accordance with NI 43-101, and (ii) as required under Applicable Law.

“Project Leases” means all surface and mining leases and leasehold interests required as part of each Project.

“Project Mining Rights” means, with respect to each Project, at any time, all Mining Rights, including any Project Leases, necessary for the development, operation and maintenance of such Project (in all material respects) as contemplated in the current preliminary economic assessment for the applicable Project, if any, prepared in accordance with NI 43-101 and in accordance with, and as then contemplated by, the Project Approvals; provided, however, that, the Project Mining Rights shall not include Peripheral Mining Rights.

Credit Agreement – New Found Gold Corp.

“Projects” means, collectively, the Queensway Gold Project and the Hammerdown Gold Project and “Project” means either of such Projects as the context requires.

“Public Offering” means the public offering of common shares of the Borrower to be announced concurrently with the announcement of this Agreement on the Announcement Date.

“Purchase Money Obligations” means Debt created under agreements of purchase and sale of goods on customary trade terms in the ordinary course of business secured only by the goods purchased under such agreement, insurance related thereto and proceeds thereof.

“Queensway Gold Project” means the Queensway project owned by the Borrower, which project is composed of the Mining Rights described in Part 1(A) of Schedule 10.1.37 and located in Central Newfoundland west of the Town of Gander in the Province of Newfoundland and Labrador.

“Queensway Gold Project Budget” means the detailed development and construction budget for the Queensway Gold Project in form and substance satisfactory to the Lender, acting reasonably.

“[Redacted: Commercially Sensitive Information] Facility Agreement” means that certain credit agreement between Maritime and [Redacted: Commercially Sensitive Information], as amended, revised, replaced, supplemented, restated or otherwise modified from time to time.

“Recipient” means the Lender or any other recipient of a payment to be made by a Loan Party under a Loan Document or on account of a Loan.

“Registry of Deeds” means the registry of deeds maintained by the Commercial Registrations Division of the Department of Government Services (Newfoundland and Labrador).

“Regulation D” means Regulation D under the U.S. Securities Act.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulatory Requirements” means Applicable Laws regulating the activities of any Group Member, including those imposed by any Canadian Securities Administrators.

“Reinvestment Deferred Amount” means, with respect to any Reinvestment Event, the aggregate net proceeds received by the Borrower or any of its Subsidiaries in connection therewith which are not initially applied to prepay the Principal Amount pursuant to Section 4.3.1 as a result of the delivery of a Reinvestment Notice.

“Reinvestment Event” means any issuance of additional Debt or sale of Collateral pursuant to 4.3.1 in respect of which the Borrower has delivered a Reinvestment Notice.

Credit Agreement – New Found Gold Corp.

“Reinvestment Notice” means a written notice executed by a Responsible Officer of the Borrower stating that no Default or Event of Default has occurred and is continuing and that the Borrower (directly or indirectly through one of its Subsidiaries) intends and expects to use all or a specified portion of the net proceeds of an issuance of additional Debt or sale of Collateral pursuant to Section 4.3.1 for the ongoing development of the Projects, to acquire assets or replacement assets useful in its or one of its Subsidiaries’ businesses, and for other working capital needs (including, for avoidance of doubt, corporate general and administrative costs).

“Reinvestment Prepayment Date” means, with respect to any Reinvestment Event, the earliest of (a) the date occurring six (6) months after such Reinvestment Event and (b) the date occurring five (5) Business Days after the date on which the Borrower shall have notified the Lender of the Borrower’s determination not to use the Reinvestment Deferred Amount for the ongoing development of the Projects, to acquire assets or replacement assets useful in its or one of its Subsidiaries’ businesses, and for other working capital needs.

“Related Person” means, with respect to any person, any other person (i) that is an associate of such person, (ii) of which twenty percent (20%) or more of the Voting Capital Stock, on an undiluted basis or a fully diluted basis, is beneficially owned or Controlled by such person, (iii) that is a Responsible Officer or director of such person or any person referred to in any of Clauses (i) and (ii) of this definition or (iv) that is a person that does not deal at arm’s length with such Responsible Officer or director.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface).

“Responsible Officer” of a Loan Party means the president, chief executive officer, chief operating officer, chief financial officer, treasurer, director or other executive officer of that Loan Party with responsibility for the administration of this Agreement or any other Loan Document to which such Loan Party is party.

“Restricted Payment” by a Firm means (i) any Distribution in relation to that Firm and (ii) any other payment or disposal of cash, securities or other assets to any direct or indirect holder of any Capital Stock of that Firm, or to any Related Person of any such holder; provided that payments made in the ordinary course of business for wages, salaries, reimbursement of expenses incurred on behalf of the reimbursing person and other like payments to employees, directors, officers or members of management of the person making the payments shall not constitute Restricted Payments.

“Right of Use Asset” means a right-of-use-asset as defined by and determined in accordance with IFRS 16 Leases or, as the case may be, the amount thereof recognized as an asset on the consolidated statement of financial position (or equivalent) of the Borrower.

“Right of Use Liabilities” means a right-of-use liability as defined by and determined in accordance with IFRS 16 Leases or, as the case may be, the amount thereof recognized as a liability on the consolidated statement of financial position (or equivalent) of the Borrower.

Credit Agreement – New Found Gold Corp.

“Sanctioned Country” at any time means a country, region or territory that is the subject or target of comprehensive Sanctions broadly prohibiting dealings with or in such country, region or territory.

“Sanctioned Person” at any time means (i) any Canadian Sanctioned Person, (ii) any person listed in any Sanctions-related list of designated persons maintained by OFAC (including OFAC’s Specially Designated Nationals and Blocked Persons List and OFAC’s Consolidated Non-SDN List), the U.S. Department of State, the United Nations Security Council, the European Union, any European member state, His Majesty’s Treasury or other relevant sanctions authority, (iii) any person operating, organized or resident in a Sanctioned Country, (iv) any person owned or controlled by, or acting or purporting to act for or on behalf of, directly or indirectly, any such person or persons described in Clause (i), (ii) or (ii) above, including a person that is deemed by OFAC to be a U.S. Sanctions target based on the ownership of such legal entity by a U.S. Sanctioned Person or (v) any person otherwise a target of Sanctions, including vessels and aircraft, that are designated under any U.S. Sanctions program.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority provided that no sanctions or embargoes shall apply to a Loan Party to the extent that such application would constitute a violation of the Blocking Law.

“Sanctions Authority” means (i) the U.S. government, including OFAC and the U.S. Department of State, (ii) the United Nations Security Council, (iii) the Government of Canada or (iv) any other relevant national or supra-national sanctions authority.

“SEC” means the U.S. Securities and Exchange Commission, or any governmental authority that assumes or replaces any of its principal functions.

“Secured Obligations” in relation to any Loan Party means its Loan Obligations, and any item or part of any thereof.

“Security” at any time means the Liens created (or intended by their express or implied terms to be created) by any of the Security Documents.

“Security Documents” at any time means the documents delivered or required to be delivered (as the case may be) pursuant to this Agreement to or for the benefit of the Lender at or before such time to guarantee or secure, directly or indirectly, the payment or performance of any of the Secured Obligations.

“Shoreline Agreement” means that certain finance and mutual cooperation agreement dated as of August 11, 2023, among Maritime, Guy J Bailey Limited and Shoreline Aggregates Inc.

“Solvent” means a person is able to meet its financial obligations as and when such obligations become due and owing.

“Statutory Prior Claim” means any statutory deemed trust, charge or lien arising under applicable Canadian federal, provincial or territorial law in the ordinary course of business securing a claim for certain unpaid wages (including commissions, disbursements and vacation pay), unpaid pension plan related obligations, unremitted employee source deductions, workers’ compensation or employment insurance premiums or goods and services, harmonized sales, provincial sales taxes or other amounts of a similar nature.

Credit Agreement – New Found Gold Corp.

“Statutory Prior Liens” means Liens securing Statutory Prior Claims.

“Subordinated Debt” means Debt owed by the Borrower which is subordinated and postponed to the prior payment in full of the Secured Obligations pursuant to a Subordination Agreement.

“Subordination Agreement” means an agreement amongst a holder (or a trustee for holders) of Subordinated Debt, the Borrower and the Lender pursuant to which payment of the Subordinated Debt is postponed and subordinated to the prior payment in full of the Secured Obligations on terms and conditions acceptable to the Lender.

“Subsidiary” of any person (the “relevant party”) at any time means and includes (i) any Firm that is Controlled by the relevant party and a majority of whose Voting Capital Stock is at that time owned by the relevant party directly or indirectly through Subsidiaries of the relevant party and (ii) any other Firm (A) the accounts of which are consolidated with those of the relevant party in the relevant party’s consolidated financial statements prepared in accordance with Applicable Accounting Principles and (B) that is Controlled by the relevant party. A Firm shall be deemed to be a Subsidiary of another person if it is a Subsidiary of a Firm that is that other’s Subsidiary. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of the Borrower.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Taxes” means taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any kind or nature whatsoever imposed by any governmental authority, including income, capital (including large corporations), corporate, net worth, sales, consumption, use, transfer, value added, goods and services, stamp, registrations, franchise, withholding, payroll, employment, health, education, excise, business, school, property, occupation, customs, anti-dumping and countervail taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges, together with penalties, fines, additions to Taxes and interest thereon.

“Tranche 1” means the first tranche of the Credit Facility in the Tranche 1 Funded Amount (subject to the OID) available to be advanced subject to satisfaction of the Tranche 1 Conditions Precedent in accordance with Section 2.1.

“Tranche 1 Conditions Precedent” has the meaning ascribed thereto in Section 5.2.

“Tranche 1 Drawdown Date” means the date on which Tranche 1 is advanced (or required hereunder to be advanced) by the Lender to the Borrower.

“Tranche 1 Establishment Fee” has the meaning ascribed thereto in Section 4.4.3.

“Tranche 1 Funded Amount” means Cdn.$70,000,000.

“Tranche 1 Principal Amount” means the Tranche 1 Funded Amount divided by the difference of one (1) minus the OID.

“Tranche 1 Warrant Strike Price” means Cdn.$3.30.

Credit Agreement – New Found Gold Corp.

“Tranche 1 Warrants” means common share purchase warrants to be issued on the Tranche 1 Drawdown Date to acquire such number of common shares of the Borrower as is calculated by dividing $6,000,000 by the Tranche 1 Warrant Strike Price (for purposes of this definition, US Dollars to be converted to Canadian Dollars at the spot forex rate on the day on which the VWAP is calculated).

“Tranche 2” means the second tranche of the Credit Facility in the Tranche 2 Funded Amount (subject to the OID) available to be advanced no later than twelve (12) months after the Tranche 1 Drawdown Date, subject to satisfaction of the Tranche 2 Conditions Precedent in accordance with Section 2.1.

“Tranche 2 Conditions Precedent” has the meaning ascribed thereto in Section 5.3.

“Tranche 2 Drawdown Date” means the date on which Tranche 2 is advanced by the Lender to the Borrower.

“Tranche 2 Establishment Fee” has the meaning ascribed thereto in Section 4.4.3.

“Tranche 2 Funded Amount” means Cdn.$35,000,000.

“Tranche 2 Principal Amount” means the Tranche 2 Funded Amount divided by the difference of one (1) minus the OID.

“Tranche 2 Warrant Strike Price” has the meaning ascribed thereto in the definition of “Tranche 2 Warrants”.

“Tranche 2 Warrants” means common share purchase warrants to be issued upon the drawdown of Tranche 2 to acquire such number of common shares of the Borrower as is calculated by dividing $3,000,000 by a warrant strike price being equal to a 25% premium to the Market Price as defined under the TSXV rules determined as of the trading day immediately prior to the Tranche 2 Drawdown Date (the “Tranche 2 Warrant Strike Price”) (for purposes of this definition, US Dollars to be converted to Canadian Dollars at the spot forex rate as of the day immediately prior to the Tranche 2 Drawdown Date).

“Transactions” means the Advances, and other transactions contemplated hereby required to take place on or before the Closing Date.

“[Redacted: Commercially Sensitive Information] Facility Agreement” means that certain bonding facility agreement between Maritime and [Redacted: Commercially Sensitive Information] place as at the Closing Date, as amended, revised, replaced, supplemented, restated or otherwise modified from time to time.

“TSXV” means the TSX Venture Exchange.

“VWAP” means volume weighted adjusted price.

“TTM Period” means period of trailing twelve (12) consecutive months.

“U.S. Anti-Money Laundering Laws” means any and all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules related to terrorism financing, money laundering, any predicate crime to money laundering or any financial record keeping, including any applicable provision of the PATRIOT ACT and The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959).

Credit Agreement – New Found Gold Corp.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended, and the U.S. Treasury Regulations promulgated thereunder.

“U.S. Person” is used with the meaning given to “U.S. person” in Section 7701(a)(30) of the U.S. Internal Revenue Code.

“U.S. Sanctioned Person” at any time means (i) any person listed in any U.S. Sanctions-related list of designated persons maintained by OFAC (including OFAC’s Specially Designated Nationals and Blocked Persons List and OFAC’s Consolidated Non-SDN List), the U.S. Department of State, the United Nations Security Council, or other relevant sanctions authority, (ii) any person operating, organized or resident in a Sanctioned Country or (iii) any person owned or controlled by, or acting or purporting to act for or on behalf of, directly or indirectly, any such person or persons described in Clauses (i) and (ii), including a person that or (iv) any person otherwise a target of Sanctions.

“U.S. Sanctions” means any and all economic or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and restrictions and anti-terrorism laws, including those imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC or the U.S. Department of State) provided that no sanctions or embargoes shall apply to a Loan Party to the extent that such application would constitute a violation of the Blocking Law.

“U.S. Securities Act” means the United States Securities Act of 1933 as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

“United States Dollars”, “US Dollars” and the “$” symbol alone each means dollars which are the lawful money of the United States of America.

“Unrelated Party” means any person that deals at arm’s length with the Borrower and is not a Related Person.

“Voting Capital Stock” means Capital Stock of a Firm which carries voting rights or the right to Control such person under any circumstances; provided that Capital Stock which carries the right to vote or Control conditionally upon the happening of an event shall not be considered Voting Capital Stock until the occurrence of such event and then only during the continuance of such right to vote or Control.

Credit Agreement – New Found Gold Corp.

“Warrant Shares” has the meaning ascribed thereto in Section 6.3.1.

“Warrant Strike Price” means the Tranche 1 Warrant Strike Price and the Tranche 2 Warrant Strike Price, as applicable.

“Warrants” means the Tranche 1 Warrants and the Tranche 2 Warrants.

“Waste” means ashes, garbage and refuse and includes domestic waste, industrial waste, municipal refuse or such other wastes as are designated as such under any Environmental Law.

“Wholly-Owned Subsidiary” of a person (the “relevant party”) means any Subsidiary, all of the outstanding Capital Stock of which, shall at the time be owned and Controlled, directly or indirectly, by the relevant party or one or more Wholly-Owned Subsidiaries of the relevant party, or by the relevant party and one or more Wholly-Owned Subsidiaries of the relevant party. A person shall be deemed to be a Wholly-Owned Subsidiary of another person if it is a Wholly-Owned Subsidiary of a person that is that other’s Wholly-Owned Subsidiary.

“Working Capital” as at any date of determination means the sum for the Borrower and the Subsidiaries on a consolidated basis as at such date of (i) their Current Assets minus (ii) their Current Liabilities.

1.2                            Extended Meanings

To the extent the context so admits, in this Agreement the following words and expressions shall be given the following corresponding extended meanings:

“agreement” – any agreement, oral or written, any simple contract, deed or specialty, and includes any bond, bill of exchange, indenture, instrument or undertaking.

“arm’s length” – the meaning attributed thereto under the Tax Act.

“asset” – any undertaking, business, property (real, personal or mixed, tangible or intangible) or other asset.

“authorization” – any authorization, approval, consent, exemption, licence, permit, franchise, quota, privilege or no-action letter from any governmental authority or from any person in connection with any easements or contractual rights.

“change” – change, modify, alter, amend, supplement, extend, renew, compromise, novate, replace, terminate, release, discharge, cancel, suspend or waive.

“claim” – claim, claim over, counter-claim, cross-claim, defence, demand or liability (actual or contingent, now existing or arising hereafter), whether arising by agreement or statute, at law or in equity or otherwise, or any proceeding, judgment or order of any court or other governmental authority or arbitrator.

“dispose” – lease, sell, transfer, licence or otherwise dispose of any property, or the commercial benefits of use or ownership of any property, including the right to profit or gain therefrom, whether in a single transaction or in a series of related transactions (other than the payment of money).

Credit Agreement – New Found Gold Corp.

“document” – a written agreement, consent, waiver, certificate, notice or other document or instrument.

“fair market value” – the highest price, expressed in terms of money and moneys worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act.

“final judgment” – a judgment, order, declaration or award of a court, other governmental authority, arbitrator or other alternative dispute resolution authority of competent jurisdiction from which no appeal may be made or from which all rights of appeal have expired or been exhausted.

“government” – (i) the Crown in right of Canada or in the right of any Province of Canada, (ii) the government of a Territory in Canada, (iii) a municipality in Canada, (iv) the government of a foreign country or any political subdivision of it, or (v) any supra-national authority of nations or a union of nations such as the European Union.

“governmental authority” – any court, administrative tribunal, regulatory authority, government, union of nations or any agency or other authority of a government or union of nations.

“guarantee” – any guarantee, indemnity, letter of comfort or other assurance made in respect of any Debt, other obligation or financial condition of another, including (i) any purchase or repurchase agreement, (ii) any obligation to supply funds or invest in such other, (iii) any keep-well, take-or-pay, through-put or other arrangement having the effect of assuring or holding harmless another against financial loss, or maintaining another’s solvency or financial viability or (iv) any obligation under any credit Derivative, but shall exclude endorsements on notes, bills and cheques presented to financial institutions for collection or deposit in the ordinary course of business. Whenever in this Agreement the amount of any guarantee is required to be determined or measured, such amount shall be an amount equal to the stated or determinable amount of the Debt in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming the guarantor is required to perform thereunder) as determined by the guarantor in good faith or, if the guarantee is expressly limited to a specified amount, such specified amount.

“include”, “includes” and “including” – include without limitation and such terms shall not be construed to limit any word or statement which they follow to the specific items or matters immediately following them or similar terms or matters (and the rule of ejusdem generis shall not be applicable to limit a general statement that is followed by or referable to an enumeration of specific matters to matters similar to the matters specifically mentioned).

“knowledge” of any person – to the best of that person’s knowledge, information and belief after reasonable enquiry.

“losses and expenses” – losses, costs, expenses, damages, penalties, awards, orders, claims, demands and liabilities, including any applicable court costs and legal fees and disbursements on a full indemnity basis.

Credit Agreement – New Found Gold Corp.

“obligations” – Debt, obligations, promises, covenants, responsibilities, duties and liabilities (actual or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise.

“order” – any order, directive, direction or request of any governmental authority, arbitrator or other decision-making authority of competent jurisdiction.

“ordinary course of business” in respect of any transaction involving any person – the ordinary course of such person’s business, as conducted by any such person in accordance with past practice and undertaken by such person in good faith and not for purposes of evading any obligation or restriction contained in any Loan Document.

“paid in full” and “repaid in full” in relation to any payment obligation owing to any person (the “creditor”) – permanent, indefeasible and irrevocable payment in cash or wire or bank transfer (or other freely available funds transfer as may be expressly provided for in the applicable document creating or evidencing such payment obligation) to the applicable creditor in full of such payment obligation in accordance with the express provisions of the applicable document creating or evidencing such payment obligation, without regard to any compromise, reduction or disallowance of all or any item or part thereof by virtue of the application of any Insolvency Law, Fraudulent Conveyances Law or other similar such laws, any law affecting creditors’ rights generally or general principles of equity, and, if applicable, the cancellation or expiry of any commitment of the creditor to lend or otherwise extend credit.

“person” – an individual, including an individual in his or her capacity as trustee, executor, administrator or other representative, a sole proprietorship, a partnership, an unincorporated association, an unincorporated syndicate, an unincorporated organization, a trust, including a business trust, a body corporate organized under the laws of any jurisdiction, a government or agency of a government or any other artificial legal or commercial entity.

“proceeding” – any proceeding, legal action, lawsuit, arbitration, mediation, alternative dispute resolution proceeding or other proceeding.

“rate of exchange” – the rate of exchange, including any premiums or costs payable in connection with any currency conversion being effected.

“receiver” – a privately appointed or court appointed receiver or receiver and manager, interim receiver, liquidator, trustee-in-bankruptcy, administrator, administrative receiver, monitor and any other like or similar official.

“register” – register, file or record with an applicable governmental authority.

“representative” – any person empowered to act for another, including an agent, an officer or other employee of a body corporate or association and a trustee, executor or administrator of an estate.

“rights” – rights, rights to transfer, titles, benefits, interests, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise.

Credit Agreement – New Found Gold Corp.

“set-off” – any right or obligation of set-off, compensation, offset, combination of accounts, netting, retention, withholding, reduction, deduction, counter-claim or any similar right or obligation, or (as the context requires) any exercise of any such right or performance of such obligation.

“successor” of a person (the “relevant party”) – (i) any amalgamated or other body corporate of which the relevant party or any of its successors is one of the amalgamating or merging body corporates, (ii) any person resulting from any court approved arrangement of which the relevant party or any of its successors is party, (iii) any person to whom all or substantially all the assets of the relevant party is transferred, (iv) any body corporate resulting from the continuance of the relevant party or any successor of it under the laws of another jurisdiction of incorporation or of the same jurisdiction but under different enabling legislation, and (v)  any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any person referred to in Clause (i), (ii), (iii), (iv) or (v) of this definition.

“written” and “in writing” – an original writing, a writing signed by electronic signature, a portable document format, an electronic document, an e-mail or an electronic or digital image of any of the foregoing.

1.3                            References to Agreements and Documents

Unless the context otherwise requires, each reference in this Agreement to any agreement or document (including this Agreement and any other defined term that is an agreement or document) shall be construed so as to include such agreement or document (including any attached schedules, appendices and exhibits) as amended, revised, replaced, supplemented, restated or otherwise modified from time to time and each change made to it at or before the time in question; provided that (a) no change to this Agreement shall be effective unless it is made in compliance with Section 12.18 and (b) any change to any agreement or document which is not made in compliance with the Loan Documents shall be disregarded for the purposes of determining whether or not the Borrower is in compliance with its obligations relative thereto under the Loan Documents (save for any obligations not to change such agreement or document contained in any Loan Document).

1.4                            Reference to Statutes

Unless the context otherwise requires, each reference in this Agreement to any code, statute, regulation, official interpretation, directive or other legislative enactment of any Canadian or foreign jurisdiction (including any political subdivision of any thereof) at any time shall be construed so as to include such code, statute, regulation, official interpretation, directive or enactment and each change thereto made at or before that time.

1.5                            Headings, etc.

The division of this Agreement into Articles, Sections and Schedules and the insertion of headings and titles are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Subsection, Schedule, paragraph, subparagraph, Clause or other portion of this Agreement.

Credit Agreement – New Found Gold Corp.

1.6                            Grammatical Variations

In this Agreement, unless the context otherwise requires, (i) words and expressions (including words and expressions (capitalized or not) defined, given extended meanings or incorporated by reference herein) in the singular include the plural and vice versa (the necessary changes being made to fit the context), (ii) words in one gender include all genders, (iii) grammatical variations of words and expressions (capitalized or not) which are defined, given extended meanings or incorporated by reference in this Agreement shall be construed in like manner and (iv) “or” is not necessarily to be construed in the alternative.

1.7                            References to Time and Time Periods

Unless otherwise stated, each reference in this Agreement to (a) any time of the day shall be construed as a reference to Toronto time or (b) any period of time shall commence on (and include) the first day of such period and end on (but exclude) the last day of such period.

1.8                            Continuing

A Default (other than an Event of Default) which occurs at any time shall be deemed to be continuing at all times thereafter unless it is expressly waived in writing by the Lender or cured or remedied by a Loan Party. An Event of Default which occurs at any time shall be deemed to be continuing at all times thereafter unless it is expressly waived in writing by the Lender, whether or not the default, breach, failure, event, state or condition that gave rise to such Event of Default is remedied at any time after the Event of Default occurs.

1.9                            Rounding

Unless otherwise stated, (a) all currency amounts determined pursuant to this Agreement shall be rounded up, if necessary to be expressed in a whole number of cents, to the nearest cent and (b) all financial ratios required to be determined hereunder shall be truncated after two (2) decimal places without rounding.

1.10                          Uniform Electronic Commerce Act

The words “execution”, “signed”, “signature” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Transactions Act (British Columbia) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act as the case may be. Each party hereto agrees that each such electronic or digital image of this Agreement, any other Loan Document or any other document maintained by the Lender shall constitute an authoritative copy of this Agreement or such other Loan Document or other document, as the case may be, shall be binding on it (if it is party thereto) and shall be admissible in any legal, administrative or other proceeding having the same force and effect as an original authentic copy thereof.

Credit Agreement – New Found Gold Corp.

Article 2
THE CREDIT FACILITY

2.1                            Establishment of the Credit Facility

Upon and subject to the terms and conditions of this Agreement, the Lender hereby establishes a US Dollar senior secured Credit Facility in favour of the Borrower consisting of (i) Tranche 1 in the funded amount of Cdn.$70,000,000 (subject to the OID) to be advanced subject to satisfaction of the Tranche 1 Conditions Precedent, and (ii) Tranche 2 in the funded amount of Cdn.$35,000,000 (subject to the OID) to be advanced no later than twelve (12) months after the Tranche 1 Drawdown Date, subject to satisfaction of the Tranche 2 Conditions Precedent. The proceeds of the Credit Facility shall be used for the general corporate and working capital purposes of the Borrower and its Subsidiaries, including bridge financing for the development of the Hammerdown Gold Project and Queensway Gold Project.

2.2                            Availability and Advance Request

Subject to the terms hereof, Tranche 1 of the Credit Facility shall be drawn on the Tranche 1 Drawdown Date in accordance with the applicable Advance Request, subject to satisfaction of the Tranche 1 Conditions Precedent. Tranche 2 of the Credit Facility may be drawn at any time up to twelve (12) months after the Tranche 1 Drawdown Date in accordance with the applicable Advance Request, subject to satisfaction of the Tranche 2 Conditions Precedent. The Borrower must deliver an Advance Request to the Lender at least five (5) Business Days prior to the requested drawdown date for Tranche 1 and Tranche 2. The Lender shall have no obligation to advance any amounts under the Credit Facility if the Advance Request does not comply with the requirements set forth in this Agreement or if any condition precedent to such advance has not been satisfied.

Article 3
INTEREST AND FEE CALCULATIONS AND CHANGES IN CIRCUMSTANCES

3.1                            Interest

3.1.1                          Dates of Payment. The Borrower will pay interest on the outstanding Principal Amount on each Interest Payment Date. Interest will accrue daily based on the outstanding Principal Amount from the date of advance until repayment in full, computed on the basis of a 360-day year and actual days elapsed. The rate of interest for each Loan shall be a fixed rate of 8.75% per annum.

3.1.2                          Overdue Amounts and Default Interest. If any sum payable by the Borrower under any provision of this Agreement is not paid when due and payable hereunder (whether on its stipulated due date, on demand, on acceleration or otherwise), or if an Event of Default has occurred and is continuing, the Borrower shall pay interest on the outstanding balance thereof and on the outstanding balance of the Credit Facility at the rate otherwise set forth herein plus 2.0% per annum, compounded monthly.

3.2                            Fees

The Borrower shall pay, on the Tranche 1 Drawdown Date in respect of Tranche 1, and the Tranche 2 Drawdown Date in respect of Tranche 2, to the Lender, for the account of the Lender, an Establishment Fee, in accordance with Section 4.4.3. All fees are non-refundable once paid.

3.3                            Interest and Fee Calculations and Payments

3.3.1                          General. Interest payable on any amount under this Agreement shall be (a) calculated upon the daily outstanding balance of such amount from (and including) the date it is first outstanding or advanced until (but excluding) the date it is paid or repaid in full to the Lender, (b) paid in the same currency as such amount is denominated and (c) payable in arrears on each Interest Payment Date and on the date the final balance thereof is paid or repaid in full based upon the actual number of days elapsed in the relevant period of calculation. Interest payable on each such amount shall be payable both before and after demand, default and judgment at the applicable rate set out in Section 3.1 with interest on overdue interest compounding monthly at the same rate (except to the extent provided otherwise in Section 3.1).

Credit Agreement – New Found Gold Corp.

3.3.2                        Interest Act Compliance. For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this Agreement at a rate or percentage (the “Contract Rate”) for any period that is less than a consecutive twelve (12) month period, such as a 360 or 365 day basis, (the “Contract Rate Basis”), is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive twelve (12) month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

3.4                           Illegality

If at any time the Lender (acting reasonably) determines (which determination shall be conclusive and bind the Borrower) that any Change in Law has made it unlawful or impossible (an “Illegality”) for the Lender to make, fund or maintain the Loan or to give effect to its obligations in respect of the Loan (an “Affected Loan”), the Lender (for the purposes of this Section, the “Affected Lender”) will promptly notify the Borrower. Upon giving such notice, the obligation of the Affected Lender to make or continue the Loan made or to be made in the Affected Loan shall be suspended for so long as such condition exists. Thereafter, and until the Lender notifies the Borrower otherwise, the Borrower shall not have the right to require the Affected Lender to make the Affected Loan available. If such Illegality continues for more than thirty (30) days, the Lender may, at its option, by notice to the Borrower, declare all outstanding amounts under the Credit Facility immediately due and payable without premium or penalty.

3.5                            Withholding Taxes

3.5.1                          Each Loan Party will be entitled to deduct or withhold from any payment under any Loan Document such amounts as the Loan Party is required to deduct or withhold with respect to such payment under any Applicable Law in respect of Taxes. To the extent that any amounts are so deducted or withheld, other than amounts deducted or withheld in respect of Excluded Taxes, the Loan Party shall increase the sum payable so that after making all required deductions or withholdings, the Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made. Such deducted or withheld amounts shall be treated for all purposes of the Loan Documents as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate governmental authority within the time required by Applicable Law and the Loan Party provides evidence of such remittance to the Lender within ten (10) Business Days.

3.5.2                        Each Loan Party shall timely pay to the relevant governmental authority any Other Taxes in accordance with Applicable Law.

3.5.3                        The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Loan Parties, by the Lender, shall be conclusive absent manifest error.

3.5.4                        If the Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes (including any Tax credit in lieu of a refund) with respect to which it has been indemnified by a Loan Pary or with respect to which a Loan Party has paid additional amounts pursuant to Section 3.5, the Lender shall pay to such Loan Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid by the Loan Party under Section 3,5 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of the Lender and without interest (other than any interest paid by the relevant governmental authority with respect to the refund). Such Loan Party, upon the request of the Lender, shall repay to the Lender the amount paid over pursuant to this Section 3.5.4 (plus any penalties, interest or other charges imposed by the relevant governmental authority) in the event that the Lender is required to repay such refund to such governmental authority. Notwithstanding anything to the contrary in this Section 3.5.4, in no event will the Lender be required to pay any amount to a Loan Party pursuant to this Section 3.5.4 the payment of which would place the Lender in a less favourable net after-Tax position than the Lender would have been in if the Tax giving rise to such refund had not been deducted, withheld or otherwise imposed and the additional amounts with respect to such Tax had never been paid. This Section 3.5.4 shall not be construed to require the Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to any Loan Party or any other person.

Credit Agreement – New Found Gold Corp.

3.5.5                        Each party’s obligations under this Section 3.5 shall survive the termination of the Credit Facility and the repayment, satisfaction or discharge of all Secured Obligations under any Loan Document.

Article 4
REPAYMENT AND PREPAYMENT

4.1                            Repayment of the Credit Facility

Subject to Section 11.2, the Borrower shall repay to the Lender the entire outstanding Principal Amount, together with all accrued and unpaid interest and any outstanding fees, costs and expenses due to the Lender, on the Maturity Date. There shall be no scheduled amortization payments prior to the Maturity Date. If an Event of Default has occurred and is continuing, the Lender may, by written notice to the Borrower, declare the outstanding Principal Amount and the Loan Documents, including all outstanding interest and all other fees, expenses and charges incurred in connection with the Credit Facility and the Loan Documents, immediately due and payable, whereupon the same shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower.

4.2                            Optional Prepayments

The Borrower shall have the option to prepay the Lender in full or in part (and, if in part, subject to two (2) Business Days’ notice), the outstanding Principal Amount without penalty or premium provided that any prepayment amount shall be not less than Cdn.$1,000,000.

4.3                            Mandatory Prepayments

4.3.1                        Asset Disposals and Other Proceeds. The Borrower shall prepay in part or in full the outstanding Principal Amount and pay all associated accrued interest, costs and other fees owed to the Lender from the net cash proceeds of any of the following events (to the extent permitted by the terms hereof or otherwise consented to by the Lender) at the Borrower and Guarantor level, in each case if the amount of such net cash proceeds exceeds $1,000,000: (i) issuance of additional Debt (other than Permitted Debt) or (ii) a sale (other than Permitted Asset Sales) of any of the Collateral (including the sale of a royalty, stream or other pre-payment rights); provided that the Borrower has not delivered a Reinvestment Notice to the Lender within five (5) Business Days of each such issuance of additional Debt or sale of Collateral.

4.3.2                        Reinvestments. Notwithstanding anything to the contrary in Section 4.3.1, upon the delivery of a Reinvestment Notice by the Borrower to the Lender, the Borrower may, on or before the applicable Reinvestment Prepayment Date, apply the net cash proceeds from any issuance of additional Debt or sale of Collateral pursuant to Section 4.3.1 for the ongoing development of the Projects, to acquire assets or replacement assets useful in its or one of its Subsidiaries’ businesses, and for other working capital needs.

Credit Agreement – New Found Gold Corp.

4.3.3                        Insurance Proceeds. If the aggregate Insurance Proceeds derived from all Insurance Events occurring during any TTM Period exceeds $1,000,000, the Borrower shall, on or before the sixth (6th) month following receipt of such Insurance Proceeds, either (i) reinvest such Insurance Proceeds for the sole purpose of repairing or replacing the assets compensated for by the Insurance Proceeds derived from that Insurance Event, or (ii) prepay the Loan outstanding under the Credit Facility in an amount equal to the Insurance Proceeds derived from all Insurance Events occurring during such TTM Period.

4.4                            Place of Payment of Principal, Interest and Fees

4.4.1                        Payments Generally. Each payment of principal of, or interest or fees computed on, any Advance and each other amount owing by any Loan Party under or otherwise in respect of any Loan Document shall be made by such Loan Party to the Lender entitled thereto in the currency in which such amount is denominated no later than 12:00 p.m. Pacific Time in immediately available, freely transferable, cleared funds for value on the due date (or if such due date is not a Business Day on the Business Day next following) by bank transfer to the credit of the Lender’s account as specified in writing by the Lender from time to time.

4.4.2                        Late Day Payments. If any payment is made to the Lender on any day after the times specified in Subsection 4.4.1 that payment shall, for the purposes of determining the amount of interest payable by a Loan Party thereon hereunder, be deemed to have been made on the following Business Day.

4.4.3                        Establishment Fee. The Borrower shall pay to the Lender (i) on the Tranche 1 Drawdown Date, an establishment fee equal to 1.0% of the Tranche 1 Funded Amount (being Cdn.$700,000) (the “Tranche 1 Establishment Fee”), which may, at the Borrower’s election, be deducted from the proceeds of Tranche 1, and (ii) upon drawdown of Tranche 2, an establishment fee equal to 1.0% of the Tranche 2 Funded Amount (being Cdn.$350,000) (the “Tranche 2 Establishment Fee” and, together with the Tranche 1 Establishment Fee, the “Establishment Fee”), which may, at the Borrower’s election, be deducted from the proceeds of Tranche 2.

Article 5
CONDITIONS PRECEDENT

5.1                            Conditions Precedent to Closing

Closing shall not occur until the time the Lender notifies the Borrower that each of the conditions set forth below has been satisfied or (to the extent any such conditions have not been satisfied) the Lender has waived non-compliance in accordance with Section 5.4 to permit the Closing to occur:

(a)	The Lender has received each of the following in form and substance satisfactory to the Lender (in pdf, electronic document or other copy, unless specifically indicated that an original is required):

(i)	a Certificate of each Loan Party (A) attaching true copies of (1) the articles and by-laws (or equivalent) of such Loan Party and (2) all necessary corporate action taken by such Loan Party to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (B) as to incumbency and true signatures of each Responsible Officer of such Loan Party;

Credit Agreement – New Found Gold Corp.

(ii)	a certificate of status, compliance, good standing (or equivalent) with respect to each Loan Party for its jurisdiction of incorporation or formation;

(iii)	a Perfection Certificate signed by a Responsible Officer on behalf of all of the Loan Parties disclosing, with respect to each Loan Party, inter alia, the jurisdiction of formation and the location of the chief executive office, Collateral and books and records; and

(iv)	a copy of this Agreement executed by each party hereto; and

(b)	corporate opinions from the Borrower’s Counsel satisfactory to the Lender’s Counsel, including on all matters relating to the Loan Parties and this Agreement;

(c)	all “know your customer”, anti-money laundering, anti-terrorism or similar identification information required for the Lender to comply with Anti-Money Laundering Laws and Anti-Terrorism Laws, in each case, as reasonably requested by the Lender.

5.2                            Conditions Precedent to Advance of Tranche 1

The advance of Tranche 1 under the Credit Facility shall not occur until the time the Lender notifies the Borrower that each of the conditions set forth below has been satisfied or (to the extent any such conditions have not been satisfied) the Lender has waived non-compliance in accordance with Section 5.4 to permit the advance of Tranche 1 to occur (collectively, the “Tranche 1 Conditions Precedent”):

(a)	The Lender has received for itself and each Nominated Party, as applicable, each of the following in form and substance satisfactory to the Lender (in pdf, electronic document or other copy, unless specifically indicated that an original is required):

(i)	a Certificate of each Loan Party (A) attaching true copies of (1) the articles and by-laws (or equivalent) of such Loan Party and (2) all necessary corporate action taken by such Loan Party to authorize the execution, delivery and performance of each Loan Document to which it is party and the consummation of the transactions contemplated thereby, (B) as to incumbency and true signatures of each Responsible Officer of such Loan Party executing any Loan Documents, and (C) as to such other matters as the Lender may reasonably require;

(ii)	a certificate of status, compliance, good standing (or equivalent) with respect to each Loan Party for its jurisdiction of incorporation or formation and, if the Lender so requires, a corporate profile report or other governmental certificate from any applicable governmental authority of any other jurisdiction in which any material assets of any Loan Party are located or any Loan Party conducts material business;

(iii)	a duly completed Advance Request in respect of Tranche 1;

(iv)	each Loan Document to which each Loan Party is a party duly executed by each party thereto (including, where applicable, wet ink signatures duly witnessed in accordance with Applicable Law), including the Security Documents listed in Schedule 6.1(A)(V);

(v)	the Tranche 1 Warrants together with (i) all required warrant certificates, subscription forms, and related documentation in form and substance satisfactory to the Lender; (ii) all required certifications, representations, and questionnaires under applicable Canadian securities laws and U.S. Securities Laws, including those set forth in Section 6.3; (iii) all required regulatory filings with the TSXV and applicable securities regulatory authorities; and (iv) evidence satisfactory to the Lender that all hold periods, legends, and transfer restrictions required by applicable securities laws and TSXV rules have been or will be applied to the Tranche 1 Warrants;

Credit Agreement – New Found Gold Corp.

(vi)	certificates of compliance from the DEM in respect of the mineral licenses held by the Loan Parties, in each case, pursuant to Section 29 of the Mineral Act;

(vii)	the Hammerdown Gold Project Budget and the Queensway Gold Project Budget;

(viii)	a Compliance Certificate;

(ix)	either (i) an estoppel letter with respect to the Liens granted in connection with the [Redacted: Commercially Sensitive Information] Facility Agreement in form and substance satisfactory to the Lender acting reasonably, or (ii) evidence of the termination of the [Redacted: Commercially Sensitive Information] Facility Agreement and all Liens granted in connection therewith; and

(x)	either (i) an estoppel letter with respect to the Liens granted in connection with the [Redacted: Commercially Sensitive Information] Facility Agreement in form and substance satisfactory to the Lender acting reasonably, or (ii) evidence of the termination of the [Redacted: Commercially Sensitive Information] Facility Agreement and all Liens granted in connection therewith;

(b)	corporate, security, and title opinions from the Borrower’s Counsel satisfactory to the Lender’s Counsel, including on all matters relating to the Loan Parties, the Borrower’s Mining Rights, Maritime’s Mining Rights, real property owned and leased by the Loan Parties, and the Loan Documents entered into as of the Tranche 1 Drawdown Date;

(c)	such property and third-party liability insurance policy certificates, including mortgagee and loss payee endorsements or certificates of insurance as the Lender may reasonably require;

(d)	such releases and discharges and undertakings to release and discharge (including evidence of registration of or authorizations to register such releases and discharges) of all Liens on the assets of each Loan Party, other than Permitted Liens, as the Lender may reasonably require;

(e)	such payout statements of all financial indebtedness that is not Permitted Debt, together with such evidence of payment thereof, as the Lender may reasonably require;

(f)	registration or, as applicable, submission for registration of the Initial Security Documents;

(g)	no action, suit, proceeding or investigation is pending or, to the knowledge of any Loan Party, threatened in writing in any court or before any arbitrator or any governmental authority to enjoin, restrain, or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of this Agreement or the other Loan Documents or the consummation of the Transactions, that could reasonably be expected to have a Material Adverse Effect;

Credit Agreement – New Found Gold Corp.

(h)	no Material Adverse Change has occurred;

(i)	no Default or Event of Default has occurred that is continuing or would result from the advance of Tranche 1;

(j)	each representation and warranty made by each Loan Party under each Loan Document to which it is a party is true, accurate and complete in all respects;

(k)	the Lender shall be satisfied that:

(i)	all material Project Approvals for the current stage of development, operation and/or maintenance of the Projects; and

(ii)	all corporate, partnership, shareholder, exchange and regulatory approvals (including TSXV approvals),

in each case, required to consummate the Transactions have been obtained and are in full force and effect, in each case without the imposition of any burdensome provision, and that all applicable waiting periods shall have expired without any action being taken or threatened by any governmental authority that would materially restrain, prevent or otherwise impose material adverse conditions on the Transactions; and

(l)	payment to the Lender (or arrangements satisfactory to the Lender have been made to ensure payment to the Lender) of (A) all fees payable to the Lender pursuant to or otherwise in connection with this Agreement and (B) all reasonable and documented fees, costs and expenses payable by the Lender to the Lender’s Counsel in respect of the negotiation, execution, delivery and entry into effect of this Agreement, the other Loan Documents and any other document related to or entered into in anticipation of this Agreement and the administration and implementation thereof.

5.3                            Conditions Precedent to Advance of Tranche 2

The advance of Tranche 2 under the Credit Facility shall not occur until the time the Lender notifies the Borrower that each of the conditions set forth below has been satisfied or (to the extent any such conditions have not been satisfied) the Lender has waived non-compliance in accordance with Section 5.4 to permit the advance of Tranche 2 to occur (collectively, the “Tranche 2 Conditions Precedent”):

(a)	The Lender has received for itself and each Nominated Party, as applicable, each of the following in form and substance satisfactory to the Lender (in pdf, electronic document or other copy, unless specifically indicated that an original is required):

(i)	a duly completed Advance Request in respect of Tranche 2;

(ii)	the Tranche 2 Warrants together with (i) all required warrant certificates, subscription forms, and related documentation in form and substance satisfactory to the Lender; (ii) all required certifications, representations, and questionnaires under applicable Canadian securities laws and U.S. Securities Laws, including those set forth in Section 6.3; (iii) all required regulatory filings with the TSXV and applicable securities regulatory authorities; and (iv) evidence satisfactory to the Lender that all hold periods, legends, and transfer restrictions required by applicable securities laws and TSXV rules have been or will be applied to the Tranche 2 Warrants;

Credit Agreement – New Found Gold Corp.

(iii)	an acknowledgment and confirmation of loan and security documents duly executed by each Loan Party (the “Confirmation”); and

(iv)	such other documents that the Lender may reasonably require;

(b)	no Default or Event of Default has occurred that is continuing or would result from the advance of Tranche 2;

(c)	each representation and warranty made by each Loan Party under each Loan Document to which it is a party is true, accurate and complete in all respects; and

(d)	payment to the Lender (or arrangements satisfactory to the Lender have been made to ensure payment to the Lender) on or before the advance of Tranche 2 of (A) all fees payable to the Lender pursuant to or otherwise in connection with this Agreement in respect of the advance of Tranche 2, and (B) all reasonable and documented fees, costs and expenses (invoiced or estimated) payable by the Lender to the Lender’s Counsel in respect of or in connection with the advance of Tranche 2.

5.4                            Waiver

The conditions precedent set forth in Sections 5.1, 5.2 and 5.3 and are included for the sole benefit of the Lender and may be waived, in whole or in part and with or without conditions, by the Lender.

Article 6
equity

6.1                            Equity Subscription

The Lender shall subscribe for, either directly with the Borrower or through certain underwriters or agents appointed by the Borrower, and the Borrower shall issue to or for the benefit of the Lender, such number of common shares of the Borrower as is equal to or greater than the aggregate subscription price of US$20,000,000 (the “Equity Subscription”) pursuant to the Public Offering and in accordance with the terms and timing of the Public Offering.

6.2                            Issuance and Exercise of Warrants

6.2.1                        The Borrower will issue (i) the Tranche 1 Warrants to each Nominated Party as a bonus and in consideration for the risk taken by the Lender for advancing Tranche 1 on the Tranche 1 Drawdown Date, and (ii) the Tranche 2 Warrants to each Nominated Party as a bonus and in consideration for the risk taken by the Lender for advancing Tranche 2, on the Tranche 2 Drawdown Date.

6.2.2                        Each Warrant will be exercisable for one common share in the capital of the Borrower upon payment of the applicable Warrant Strike Price. The Warrants and any common shares for which they may be exercised will be subject to a four (4) month resale hold period in Canada from the date of issue of the Warrants under applicable securities laws and will bear a restrictive legend to that effect.

6.2.3                        The Warrants will be exercisable in full or in multiple parts at any time and have an expiration date of three (3) years following the Tranche 1 Drawdown Date.

Credit Agreement – New Found Gold Corp.

6.2.4                        Warrant pricing, the term of the Warrants and any amendment(s) to said term of the Warrants is subject to receipt of all applicable regulatory approvals including the TSXV, and compliance with applicable securities laws.

6.2.5                        The Lender covenants and agrees that, for so long as the Credit Facility is outstanding, it will not make short sales or purchase puts in respect of shares of the Borrower, either directly or through a broker or other intermediary.

6.2.6                        The Lender acknowledges and understands that the Warrants, and, if issued, the underlying common shares of the Borrower to be issued upon exercise of the Warrants, have not been registered under any applicable U.S. Securities Laws, and that the Warrants and, if issued, any underlying common shares of the Borrower to be issued upon exercise of the Warrants, are being issued pursuant to an exemption from (i) prospectus requirements of Canadian securities laws, and (ii) the registration and prospectus requirements of the securities laws of United States, and, as a consequence, certain protections, rights and remedies provided by the applicable securities laws, including statutory rights of rescission or damages, will not be available to the Lender. The Lender acknowledges that the Borrower will rely on the Lender’s representations, warranties and certifications set forth below for purposes of confirming the availability of any exemption from such registration and prospectus requirements. The Lender has not received a document purporting to describe the business and affairs of the Borrower that has been prepared primarily for delivery to and review by prospective investors so as to assist those investors to make an investment decision in respect of the Borrower under the terms of this Agreement. The Lender has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of an investment in the Borrower’s shares. The Lender will execute and deliver within the applicable time periods all documentation as may be required by Canadian securities laws or U.S. Securities Laws, as applicable, to permit the issuance of the Warrants (and, if issued, the underlying common shares of the Borrower to be issued upon exercise of the Warrants) on the terms set forth herein and, if required by Canadian securities laws, will execute, deliver and file or assist the Borrower in obtaining and filing such reports, undertakings and other documents relating to the issuance of the Warrants and, if issued, the underlying common shares of the Borrower to be issued upon exercise of the Warrants, as may be required by any Canadian securities laws, U.S. Securities Laws, securities regulator, stock exchange or other regulatory authority, and completing regulatory filings required by the applicable securities commissions. Accordingly, the Lender consents to the collection, use and disclosure of certain information to the TSXV, applicable Canadian securities regulatory authorities (including the OSC) and the Borrower’s advisors solely for and expressly limited to the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, Anti-Money Laundering Laws or Anti-Terrorism Laws). The Lender hereby acknowledges that it has been notified by the Borrower (i) of the requirement to deliver to the TSXV and/or the applicable Canadian and U.S. securities regulatory authorities the full name, address and telephone number of the party to whom the Warrants and, if issued, the underlying common shares of the Borrower to be issued upon exercise of the Warrants, are issued, the number of securities issued and the date(s) of distribution; (ii) that this information is being collected under the authority granted in Canadian securities legislation; and (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario.

Credit Agreement – New Found Gold Corp.

6.3                            US Securities Laws

6.3.1                        In addition to the representations, warranties and compliance with the terms set forth in Section 6.2.6, if the Lender is in the United States at the time of issuance of any Warrants or shares underlying the Warrants (“Warrant Shares”) or is a U.S. Person at such time, it also represents, warrants, agrees and acknowledges that:

(a)	it is aware that the Warrants and Warrant Shares, if applicable, have not been, and will not be, registered under the U.S. Securities Act or the securities laws of an applicable state of the United States, and that any issuance of the Warrants or any Warrant Shares, as applicable, to the Lender is or would be made in reliance on the exemption from registration provided by Rule 506(b) of Regulation D only to “accredited investors” within the meaning of Rule 501(a) of Regulation D or such other applicable exemptions under the U.S. Securities Act; (ii) it is an “accredited investor” within the meaning of Rule 501(a) of Regulation D and such securities would be acquired for its own account or for the account of one or more “accredited investors” with respect to which it exercises sole investment discretion, and not with a view to resale, distribution or other disposition of such securities in violation of U.S. Securities Laws;

(b)	it understands that the Warrants may not be exercised in the U.S. or by, or on behalf or for the benefit of, a U.S. Person, unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available at that time for the issuance of any Warrant Shares, if any, to the U.S. Person and, if requested, such U.S. Person has furnished an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Borrower to such effect and any other certificates or documentation reasonably requested by the Borrower, the registrar and transfer agent or as required under the terms of the Warrant;

(c)	it understands and acknowledges that because the Warrants and any Warrant Shares, as applicable, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, that the Warrants and any Warrant Shares issued, transferred or in exchange for or in substitution of such securities, will bear a customary U.S. restrictive legend(s) set forth herein, and any transfer or exercise of any such securities, as applicable, shall be done pursuant to the requirements set forth in all such U.S. restrictive legend(s), which restrictive legend(s) shall be affixed to any such securities (certificated or uncertificated) and any securities issued in exchange for or in substitution of such securities, as applicable, upon the original issuance and until the restrictive legend is no longer required under applicable requirements of applicable U.S. Securities Laws. The Lender consents to the Borrower making a notation on its records or giving instructions to its transfer agent, as applicable, in order to implement the restrictions on transfer set forth and described herein;

(d)	Securities set forth herein, including the offered Securities, Warrants and Warrant shares, if any, have not been recommended, approved or disapproved by the SEC, by any state regulatory authority in the U.S. or by any Canadian regulatory authority, and that any representation to the contrary is a criminal offense;

(e)	it acknowledges that the Borrower and its representatives are and will rely on the Lender’s representations, warranties and certifications set forth in this section for purposes of confirming the availability of any exemption from such registration under U.S. Securities Laws and shall provide such documents, certifications or information as may be reasonably requested by the Borrower to comply with applicable U.S. Securities Laws;

(f)	it acknowledges and understands that securities issued or to be issued, have not been registered under any applicable U.S. Securities Laws, and, as a consequence, certain protections, rights and remedies provided by the applicable securities laws, including statutory rights of rescission or damages, will not be available to the Lender. The Lender has not received a document purporting to describe the business and affairs of the Borrower that has been prepared primarily for delivery to and review by prospective investors so as to assist those investors to make an investment decision in respect of the Borrower under the terms of this Agreement. Each Lender has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of an investment in the Borrower’s securities and is able to bear the economic risks of such investment and is able, without impairing its financial condition, to hold the offered Securities and the Warrant Shares, as applicable, for an indefinite period of time and to bear the economic risks, and withstand a complete loss of such investment;

Credit Agreement – New Found Gold Corp.

(g)	it will execute and deliver within the applicable time periods all documentation as may be required by U.S. Securities Laws, as applicable, to permit the issuance of any securities on the terms set forth herein and, if required, will execute, deliver and file or assist the Borrower in obtaining and filing such reports, undertakings and other documents relating to the issuance under U.S. Securities Laws, securities regulator, stock exchange or other regulatory authority (including any applicable tax, securities, Anti-Money Laundering Laws or Anti-Terrorism Laws);

(h)	it acknowledges that purchasing, holding and disposing of any of the Warrants and any Warrant Shares, as applicable, may have tax consequences under the laws of both Canada and the United States, and that it is solely responsible for determining the tax consequences of investment in such securities and the Borrower gives no opinion and makes no representation with respect to the tax consequences to the Lender under United States, state, local or foreign tax law of the undersigned’s acquisition or disposition of any such securities, or as to any other tax consequences related to any of such securities; and no determination has been made whether the issuer will be a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code;

(i)	it acknowledges that the enforcement by the Lender of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Borrower is incorporated or organized outside the United States, that some or all of its officers and directors are residents of a foreign country, and that all or a substantial portion of the assets of the Borrower and said persons are located outside the United States. In addition, holders of such securities (or any underlying securities) in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

6.4                            Regulatory Filings, Exemptions or Other Actions.

6.4.1                        The Lender and each Nominated Party, as applicable, will execute all such other documentation, certificates or affirmations as may be required to assist with regulatory filings, exemption from registration, or other actions that the Borrower may need to complete with the TSXV or any applicable securities commission, including under applicable U.S. Securities Laws. In addition, the Lender will sign such other documents as the Borrower may require in order to finalize the issue of the Warrants and the underlying shares, if available, and as set forth in the Warrants and exhibits or attachments thereto. The Borrower agrees to assist the Lender and each other applicable party with the removal of any legend on the Warrants as permitted under and in compliance with applicable securities laws.

Credit Agreement – New Found Gold Corp.

Article 7
GUARANTEE

7.1                            Guarantee

Each Guarantor unconditionally and irrevocably guarantees to the Lender, for the account of the Lender, the payment in full and performance in full by each Loan Party of the Guaranteed Obligations of each Loan Party as they become due from time to time in accordance with the express provisions of the Loan Documents to which each Loan Party is a party.

7.2                            Alternative Obligation

Each Guarantor shall unconditionally and irrevocably pay to the Lender all such amounts as shall be required from time to time to ensure that the Lender is fully indemnified against and saved fully harmless from and against all losses and expenses which the Lender may at any time suffer or incur by reason of or otherwise in connection with the unenforceability or invalidity of the Guaranteed Obligations for any reason whatsoever, including by operation of any Fraudulent Conveyances Law, or any US equivalent, any laws affecting creditors’ rights generally or general principles of equity other than any actions on account of fraud, gross negligence or wilful misconduct of the Lender. Each Guarantor’s indemnity under this Section 7.2 constitutes a separate and independent obligation of each Guarantor from the guarantee set out in Section 7.1 and may be enforced, without duplication of recovery by the Lender in lieu of or in addition to such guarantee.

7.3                            Reinstatement

If any payment made by any Loan Party or any other person which is applied to the Guaranteed Obligations is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, then, to the extent of such payment, each Guarantor’s liability hereunder in respect thereof shall be and remain in full force and effect, as fully as if such payment had never been made. If, prior to any of the foregoing, any Guarantor’s Obligations shall have been cancelled or surrendered, those Guarantor’s Obligations shall automatically be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, impair, change or otherwise affect such Guarantor’s Obligations in respect of the Guaranteed Obligations relating to amount of such payment.

7.4                            Nature of Guarantee

This Guarantee is an unconditional, irrevocable and continuing guarantee in respect of all of the Guaranteed Obligations.

7.5                            Performance of Borrower’s Obligations

Each Guarantor shall pay or perform the Guaranteed Obligations immediately on the occurrence of an Insolvency Event with respect to a Loan Party or upon demand from the Lender under Section 7.10, without any requirement that the Lender has demanded that such Loan Party pay or perform any of the Guaranteed Obligations. Without duplication of interest payable by a Loan Party under any Loan Document, each Guarantor shall pay interest to the Lender on each amount due and payable under this Guarantee at the Default Rate, compounded and payable monthly, both before and after judgment and default, commencing from the date due until the date each Guarantor’s Obligations are paid in full.

7.6                            Guarantor’s Obligations Unconditional

This Guarantee is effective irrespective of whether or not the Guaranteed Obligations are valid or enforceable. No circumstance, act or omission, whether or not known by any Guarantor or the Lender, which might otherwise limit, lessen or release any Guarantor’s Obligations or discharge this Guarantee (except for payment of the Guaranteed Obligations in full) shall release or discharge, or wholly or partly exonerate any Guarantor from, any Guarantor’s Obligations or prejudice the rights of the Lender under this Guarantee. The Lender may at any time vary, compromise, exchange, renew, discharge, release or abandon any Guarantor’s Obligations or any other right it may have without thereby lessening, limiting or releasing any of the other Guarantor’s Obligations.

Credit Agreement – New Found Gold Corp.

7.7                            Guarantee Unaffected by Judgment or Bankruptcy

Without limiting Section 7.6, no Guarantor’s Obligations shall be limited, lessened or released, nor shall this Guarantee be discharged, by the recovery of any judgment against any Loan Party or any other person, by any voluntary or involuntary liquidation, dissolution, winding-up, merger, amalgamation or other similar or comparable proceeding in respect of any Loan Party or any other person, by any sale or other disposition of all or substantially all of the assets of any Loan Party or any other person, or by any judicial or extra-judicial receivership, Insolvency Proceeding or other similar or comparable proceedings affecting any Loan Party or any other person. If a Loan Party becomes subject to any proceedings described in the preceding sentence, the Guaranteed Obligations shall, unless the Lender notifies each Guarantor to the contrary, be treated as having been accelerated and become immediately due and payable, and in such instance each Guarantor shall be obligated to pay the Guaranteed Obligations to the Lender forthwith on demand of the Lender even if the Borrower is not obliged to so pay the Guaranteed Obligations.

7.8                            Waiver

Each Guarantor hereby waives both notice of the existence or creation of the Guaranteed Obligations and presentment, demand, dishonour, notice of dishonour, protest, noting of protest and all other notices whatsoever. Each Guarantor hereby waives all defences against the Lender to any proceeding brought to enforce this Guarantee (other than payment in full of the Guaranteed Obligations), including any defences of a surety or guarantor of any other Loan Party on any obligations arising in connection with or in respect of any of the following and hereby agrees that its obligations under this Guarantee are absolute and unconditional and shall not be discharged, impaired, changed or otherwise affected as a result of any of the following:

(a)	any of the matters, actions or inactions referred to in any of Sections 7.6 and 7.7;

(b)	the avoidance of any Lien in favour of the Lender for any reason;

(c)	any defence, set-off or counterclaim (other than a defence of payment in full of the Guaranteed Obligations) which may at any time be available to or be asserted by a Guarantor or any other person against the Lender; or

(d)	any rights under Applicable Law affecting any term or condition of any Guarantor’s Obligations.

7.9                            No Requirement to Exhaust Recourse

The Lender shall not be bound to seek or exhaust its recourse against any Loan Party or any other person nor to enforce, marshal or value any security before the Lender becomes entitled to payment under this Guarantee. Each Guarantor renounces the benefits of discussion and division, if applicable.

Credit Agreement – New Found Gold Corp.

7.10                          Payment of Guarantor’s Obligations

Each Guarantor shall, immediately upon demand of the Lender (which may only be made after an Event of Default occurs and for so long as it is continuing) or forthwith upon the occurrence of an Insolvency Event in relation to any Loan Party, pay to the Lender all amounts (a) then due and payable under any provision of this Guarantee in the case of a demand and (b) payable under this Guarantee, whether or not they are then due, in the case of such an Insolvency Event.

7.11                          Subordination, Postponement and Assignment of Claim

Subject to the last sentence of this Section 7.11, all obligations of each Loan Party to any Guarantor shall be subordinated and postponed to the prior payment in full of all the Guaranteed Obligations and all monies received from a Loan Party by or for the account of any Guarantor shall be received in trust for the Lender and, forthwith upon receipt, paid over to the Lender for application in accordance with the provisions of the Loan Documents, all without prejudice to and without in any way limiting, lessening or releasing the Guarantor’s Obligations. No Guarantor shall, in any circumstance, do anything, including take any action or commence any proceeding to recover, collect or otherwise exercise or realize upon any rights it may now or hereafter have against any Loan Party without the prior consent of the Lender. None of the obligations of a Loan Party to any Guarantor, or any of them, shall be released, transferred or charged in any manner whatsoever or allowed or permitted to become unenforceable through lapse of time, and the Lender may, on behalf any Guarantor lending to a Loan Party entitled thereto, but shall not be bound to, claim and prove in respect of any or all obligations of any Loan Party to any Guarantor, or any of them, in any Insolvency Proceeding, affecting a Loan Party or any winding-up or other distribution of assets of a Loan Party among creditors of a Loan Party, and all of the obligations of that Loan Party to such Guarantor, or any of them, shall be assigned and transferred to the Lender. The Borrower hereby agrees to the foregoing with respect to itself and each other Loan Party and shall ensure that each other Loan Party executes documentation evidencing its agreement to the provisions of this Section 7.11.

7.12                          Postponed Subrogation

No Guarantor shall be subrogated to any right of the Lender until payment in full of the Guaranteed Obligations. Thereafter, the Guarantors may require the Lender to assign to the Guarantors, and each other person that has made payment of the Guaranteed Obligations to the Lender pursuant to this Guarantee or any other guarantee, any of its rights then remaining with respect to the Guaranteed Obligations, but any such assignment shall be without representation or warranty by, or recourse against, the Lender.

7.13                          Insolvency

Upon any Insolvency Proceeding or any winding-up being commenced in respect of any Loan Party, any sale or other disposition of all or substantially all of the assets of any Loan Party or any judicial or extra-judicial receivership, or other similar or comparable proceedings affecting any Loan Party or its assets, the rights of the Lender under this Guarantee shall not be limited, lessened or released by the omission to prove its claim or to prove its full claim and the Lender may prove such claim as the Lender sees fit and may refrain from proving any claim and the Lender may value as it sees fit or refrain from valuing any security held by the Lender, without in any way lessening, limiting or releasing the Guarantor’s Obligations of each Guarantor and until payment in full of the Guaranteed Obligations, the Lender shall have the right to include in the claim of the Lender the amount of all sums paid to the Lender under this Guarantee and to prove and rank for and receive dividends in respect thereof. Each Guarantor irrevocably waives and agrees not to exercise any and all rights to prove and rank for such sums paid by such Guarantor to the Lender, for the account of the Lender, or to receive any or all dividends in respect thereto until the Guaranteed Obligations are paid in full.

Credit Agreement – New Found Gold Corp.

7.14                          Survival of Guarantee

The Guarantor’s Obligations of each Guarantor shall continue unaffected by any change in the name of any Loan Party, or by any change whatever in the objects, capital structure or constitution of any Loan Party, or by any Loan Party being amalgamated or merged with another person, becoming subject to a statutory arrangement or any other similar or comparable proceeding or continuing under the laws of another jurisdiction.

7.15                          Where Required to Be Several

Notwithstanding any other provision contained herein or in any other Loan Document if a “secured creditor” (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is determined by a court of competent jurisdiction not to include a person to whom obligations are owed on a joint or joint and several basis, then each Guarantor’s obligations hereunder (and such obligations of each other Guarantor), to the extent such obligations are secured, shall be several obligations and not joint or joint and several obligations.

7.16                          Additional Guarantors

The Borrower represents and warrants to the Lender that each Material Subsidiary of the Borrower existing on the Tranche 1 Drawdown Date is either a Guarantor or is prohibited by Regulatory Requirements from becoming a Guarantor and granting the Guarantee and Security contemplated hereby. The Borrower will cause each Material Subsidiary that it acquires after the Tranche 1 Drawdown Date, or that becomes a Material Subsidiary after the Tranche 1 Drawdown Date, to become a Guarantor, execute a Guarantor Joinder Agreement and grant the Security contemplated hereby within thirty (30) days of acquisition or becoming a Material Subsidiary, unless that Subsidiary is prohibited by Regulatory Requirements from becoming a Loan Party and granting the Guarantee and Security contemplated hereby. Upon execution and delivery by any Group Member to the Lender after the date hereof of a Guarantor Joinder Agreement, such Group Member shall become a Guarantor hereunder with the same force and effect as if originally named herein as a Guarantor upon acceptance by the Lender of such Guarantor Joinder Agreement. The execution and delivery of a Guarantor Joinder Agreement adding an additional Guarantor as a party to this Agreement shall not require the consent of any other party hereto. The rights and obligations of each other party hereto hereunder shall remain in full force and effect notwithstanding the addition of any new Guarantor as a party to this Agreement.

Article 8
SECURITY

8.1                            Initial Security

To secure the due payment and performance of the Secured Obligations, on or before the Tranche 1 Drawdown Date, the Borrower shall deliver to the Lender, or cause the delivery to the Lender, each of the documents (each in form and substance satisfactory to the Lender, acting reasonably) listed as the “Initial Security Documents” in Schedule 6.1(A)(V).

8.2                            Additional Security

To ensure the continued security for due payment and performance of the Secured Obligations, at such times as are required in accordance with this Agreement and the Loan Documents, the Borrower shall deliver to the Lender, or cause the delivery to the Lender, each of the documents (each in form and substance satisfactory to the Lender, acting reasonably) listed as “Additional Security Documents” in Schedule 6.1(A)(V).

Credit Agreement – New Found Gold Corp.

8.3                            Registration

Unless the Lender notifies the Borrower otherwise, the Borrower shall cause the Borrower’s Counsel and their respective agents to, (A) in respect of the “Initial Security Documents”, on or before the Tranche 1 Drawdown Date, as per Schedule 9.3, and (B) in respect of the “Additional Security Documents”, at such times as are applicable, register or submit for registration the Security (or a financing statement, notice or other document in respect thereof) on behalf of the Lender in all offices where (a) such registration is necessary to create, preserve, protect and perfect the Security and its validity, effect, priority and perfection at all times, including any land registry or land titles office, or (b) as the Lender’s Counsel shall direct.

8.4                            Further Assurances

The Borrower shall, forthwith and from time to time on request from the Lender, execute or cause to be executed, all such documents (including any change to any Loan Document) and do or cause to be done all such other matters and things which in the reasonable opinion of the Lender’s Counsel may be necessary to give the Lender (so far as may be possible under any applicable law) the Liens and the priority intended to be created by the Loan Documents or to facilitate realization under such Liens. It is the intention of the parties that the Lender will, among other things, have a first priority Lien, subject to Permitted Liens, over all assets which constitute Collateral of each Loan Party (other than the Borrower).

Article 9
REPRESENTATIONS AND WARRANTIES

9.1                            Borrower Representations and Warranties

To induce the Lender to make the Credit Facility available to the Borrower, the Borrower represents and warrants to and in favour of the Lender as follows:

9.1.1                        Existence and Good Standing. Each Loan Party is duly and validly formed, organized and existing under the laws of its jurisdiction of formation and has the legal capacity and right to own its assets and to carry on its business in each jurisdiction in which its material assets are located or it carries on material business.

9.1.2                        Capacity and Authority. Each Loan Party has the legal capacity and right to enter into each Loan Document to which it is a party and do all acts and things and execute and deliver all documents as are required thereunder to be done, observed or performed by it in accordance with the terms and conditions thereof.

9.1.3                        Due Authorization. Each Loan Party has taken all necessary action to authorize the execution and delivery of each Loan Document to which it is a party, the creation and performance of its obligations thereunder and the creation of the Liens over its assets and the consummation of the transactions contemplated thereby.

9.1.4                        Due Execution and Delivery. Each Loan Party has duly executed (including, where applicable, wet ink signatures duly witnessed in accordance with Applicable Law) and delivered each Loan Document to which it is a party.

9.1.5                        Enforceability. Each Loan Document constitutes a valid and legally binding obligation of each Loan Party party thereto enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency, winding-up, dissolution, administration, reorganization, arrangement or other statutes or judicial decisions affecting the enforcement of creditors’ rights in general and to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion and to the fact that equitable remedies, including specific performance, are discretionary and may not be available where damages are considered an adequate remedy.

Credit Agreement – New Found Gold Corp.

9.1.6                        Shareholders Agreements. There are no shareholders agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the Capital Stock of any Loan Party.

9.1.7                        Perfection and Priority of Security. As of the Tranche 1 Drawdown Date, the Security including any supplements or amendments thereto, executed and delivered on or prior to this representation being given, is legal, valid, binding, effective and to the extent applicable perfected ranking in the priority in the manner contemplated hereby and by the Security Documents. Registration or, if applicable, submission for registration has been made in all public places of registration necessary or of advantage to preserve, protect and (to the extent applicable) perfect the Security with the priority and in the manner contemplated hereby and by the Security Documents.

9.1.8                        Validity of Loan Documents - Non-Conflict. None of the authorization, execution, delivery or performance of the Loan Documents, nor, as of the Tranche 1 Drawdown Date, the creation of any Liens over the assets of any Loan Party to the extent and in the manner contemplated by the Security Documents, nor the consummation of any of the transactions contemplated by the Loan Documents:

(a)	requires any authorization, other than the MEM Consents, to be obtained or registration to be made, other than the acceptance for registration of documents submitted to the Registry of Deeds and the Mineral Registry (except such as have already been obtained or made and are now in full force and effect, or the failure to obtain or make which would not reasonably be expected to have a Material Adverse Effect);

(b)	conflicts with, contravenes or gives rise to any default under (i) any of the articles (or equivalent), by-laws or resolutions of any Loan Party, (ii) the provisions of any material indenture, instrument, agreement or undertaking to which any Loan Party is a party or by which any Loan Party or any of its assets is bound, including each Material Contract or (iii) any Applicable Law; or

(c)	has resulted or will result in the creation or imposition of any Lien (other than the Security) upon any of the Collateral.

9.1.9                        Absence of Litigation. There is no existing, pending or, to its knowledge, threatened in writing proceeding against any Loan Party which has not been disclosed to the Lender and which, if adversely determined to any Loan Party or the Lender, either alone or when aggregated with all other such proceedings would reasonably be expected to result in a Material Adverse Effect. There is no judgment, order or award outstanding against any Loan Party which would reasonably be expected to have a Material Adverse Effect.

9.1.10                      Financial Statements. Each financial statement of each Loan Party delivered to the Lender pursuant to or in connection with this Agreement has been prepared in accordance with Applicable Accounting Principles (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and the absence of footnotes) and fairly presents, in all material respects, the financial information and the financial position of such Loan Party and its Subsidiaries contained therein as at their respective preparation dates and the financial performance and cash flows of such Loan Party and its Subsidiaries for the period then ended.

Credit Agreement – New Found Gold Corp.

9.1.11                      Accuracy of Information. No information furnished in writing to the Lender by or on behalf of any Loan Party in connection with the negotiation of, or any Advance under, any of the Loan Documents contains any material misstatement of fact or omits to state a material fact at the time furnished necessary to make the statements contained therein not misleading in light of the circumstances in which they were made and as of the date made. Each financial forecast and projection (“Forecast”) prepared and furnished by or on behalf of any Loan Party to the Lender pursuant to or in connection with any Loan Document was based upon assumptions believed to be reasonable by such Loan Party at the time made; there has in respect of the most recent Forecast been no material change in such assumptions or in the information on which such assumptions were based which has not been disclosed in writing to the Lender; except as disclosed to the Lender, it has no reason to believe that any such Forecast as it relates to periods ending after its date of preparation, when read in conjunction with the related assumptions and other information disclosed in writing to the Lender, fails to reflect such Loan Party’s judgment as the most probable set of economic conditions and such Loan Party’s planned courses of action given these conditions at the time the Forecast is made. For avoidance of doubt, results in the Forecasts provided may deviate from actual results and the Loan Party makes no representations about the ability of the Loan Parties or any one of them to achieve any Forecast.

9.1.12                      No Material Adverse Change. Since the date of the most recent audited consolidated financial statements of the Borrower furnished to the Lender pursuant to or in connection with any Loan Document, there has been no Material Adverse Change.

9.1.13                      Compliance with Laws and Regulatory Requirements. Each Loan Party is in compliance in all Material respects with all Regulatory Requirements and all Applicable Laws, except that each Loan Party is in compliance in all respects with Anti-Corruption Laws, Anti-Money Laundering Laws and Anti-Terrorism Laws.

9.1.14                      All Authorizations Obtained and Registrations Made. Upon receipt of the MEM Consents, all Material authorizations and registrations necessary to permit each Loan Party to execute, deliver and perform each Loan Document to which it is party, grant any Security and consummate the transactions contemplated thereby have been obtained or effected and are in full force and effect. Each Loan Party is in compliance with the requirements of all such Material authorizations and registrations and there is no judgment, order or award outstanding or proceeding existing, pending or, to its knowledge, threatened in writing which would reasonably be expected to result in the revocation, cancellation, suspension or any adverse modification of any of such authorizations and registrations, except for any such authorization or registration the absence of which is Immaterial.

9.1.15                      No Default. No Default has occurred which is continuing and no Event of Default has occurred which has not been expressly waived by the Lender in writing or otherwise cured.

9.1.16                      Real Property and Project Leases. Each Loan Party has a subsisting leasehold interest in, or good and marketable title to, all real property interests and all Project Leases owned, leased or held by it, which are reflected in the latest consolidated financial statements of the Borrower provided to the Lender, subject only to Permitted Liens.

9.1.17                      Personal Property. Each Loan Party is the sole legal and beneficial owner of all personal property reflected as an asset owned by it in the latest consolidated financial statements of the Borrower provided to the Lender, except for (w) personal property that is Immaterial, (x) Permitted Liens, (y) personal property disposed in the ordinary course of business since the date of those financial statements and (z) title defects that do not, in the aggregate, detract from the value of any material assets of any Loan Party or impair the use thereof in the conduct of business of any Loan Party.

9.1.18                      Disaster Recovery Program. Each Loan Party maintains commercially reasonable safeguards and cybersecurity measures to prevent unauthorized access to and preserve the integrity and confidentiality of its data processing systems and the data recorded therein, including personal information and confidential business information, in accordance with industry standards applicable to businesses of similar size and nature operating in similar markets.

Credit Agreement – New Found Gold Corp.

9.1.19                      Related Party Accounts. No amount is owing to any Loan Party by any shareholder, director, officer or employee of any Loan Party or any Related Person, except (w) between the Loan Parties, (x) between the Loan Parties and members of the Group which are not Loan Parties which are either (i) existing as of the date of this Agreement or (ii) amounts following the date of this Agreement which constitute Permitted Debt, (y) for employment compensation and director’s emoluments payable in the ordinary course of business, (z) for wage advances or loans to employees from time to time outstanding none of which are in excess of $[Redacted: Commercially Sensitive Information] per employee and do not exceed $[Redacted: Commercially Sensitive Information] in the aggregate, or (aa) for other amounts from time to time disclosed in writing by the Borrower to the Lender and consented to in writing by the Lender within ten (10) Business Days of such disclosure.

9.1.20                      No Subsidiaries. The Borrower has no Subsidiaries, except for those set out in the Corporate Organization Chart attached at Schedule 10.1.20.

9.1.21                      Taxes. Each Loan Party has:

(a)	filed all Tax returns when and as due, to the appropriate governmental authority, except to the extent that the failure to do so is Immaterial;

(b)	paid and discharged all Taxes payable by it when due, except for Taxes the validity or amount of which is being contested by Contested Tax Proceedings or except to the extent that the failure to do so is Immaterial;

(c)	made provision for appropriate amounts in respect of any Taxes likely to be exigible in accordance with Applicable Accounting Principles or Applicable Laws;

(d)	withheld and collected all Taxes required by Applicable Law to be withheld and collected by it and remitted such Taxes to the appropriate governmental authority when due, except to the extent that the failure to do so is Immaterial; and

(e)	paid and discharged all Statutory Prior Claims before they were delinquent, except to the extent that the failure to do so is Immaterial,

and no assessment or appeal is, to the knowledge of the Loan Parties after due inquiry, being asserted or processed with respect to such returns, Taxes or Statutory Prior Claims, except for (y) assessments or appeals respecting an aggregate Tax liability for all Loan Parties not exceeding $500,000 (or equivalent in foreign currency), or (z) assessments or appeals which have been disclosed in writing to the Lender and are Contested Tax Proceedings.

9.1.22                      Solvency. Each Loan Party is Solvent.

9.1.23                      Material Contracts. Each Loan Party is in good standing under each Material Contract to which it is party.

9.1.24                      Technical Expertise. All necessary technical and professional resources and expertise needed to develop, operate and maintain the Projects are available to the Loan Parties for the current stage of development, operation and/or maintenance of the Projects as of the date of this representation.

Credit Agreement – New Found Gold Corp.

9.1.25                      General Environmental Representations and Warranties. With respect to the Environment, to the knowledge of the Borrower after due inquiry:

(a)	all real property (including the buildings, erections and facilities constructed thereon) and appurtenances comprising or used in connection therewith, are and have at all times been owned, leased, managed, controlled or operated in compliance in all material respects with all Environmental Laws for the period they have been owned, leased, managed, controlled or operated by a Loan Party (including its predecessors by amalgamation, merger or other business combination); and

(b)	all real property (including the buildings, erections and facilities constructed thereon) were at all times owned, leased, managed, controlled or operated by the predecessors in title to such real property in compliance with all Environmental Laws, save where non-compliance would not reasonably be expected to result in a Material Adverse Effect.

9.1.26                      Specific Environmental Matters. Except as disclosed in Schedule 10.1.25:

(a)	Notices, Permits, Etc. All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Loan Parties in connection with the operation or use of any and all property of the Loan Parties, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the Environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or similar authorizations would not reasonably be expected to have a Material Adverse Effect, or which would not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable governmental authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(b)	Hazardous Substances Carriers. To the knowledge of the Borrower after due inquiry, all Hazardous Materials generated at any and all property of the Loan Parties as and from the acquisition and/or occupation of such properties by the relevant Loan Party have been treated, transported, stored and disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to have such Hazardous Materials transported, treated or disposed of by such carriers would not reasonably be expected to have a Material Adverse Effect, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in compliance with such permits, except to the extent the failure to have such Hazardous Materials treated, transported, stored or disposed of at such facilities, or the failure of such carriers or facilities to so operate, would not reasonably be expected to have a Material Adverse Effect or which would not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable governmental authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(c)	Hazardous Materials Disposal. The Loan Parties have taken all reasonable steps necessary to determine and have determined that no Hazardous Materials have been disposed of or otherwise released on or to any property of the Loan Parties other than in material compliance with Environmental Laws.

(d)	No Contingent Liability. Except as set out in Schedule 10.1.26, the Loan Parties have no material contingent liability in connection with any Release or threatened Release of any Hazardous Materials into the environment except contingent liabilities which would not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable governmental authority of all relevant facts, conditions and circumstances, if any, pertaining to such Release or threatened Release.

Credit Agreement – New Found Gold Corp.

9.1.27                      No Collective Bargaining Agreements. No Loan Party is party to or bound by any collective bargaining agreement.

9.1.28                      Canadian Pension Plans. As of the date hereof, no Loan Party sponsors, maintains, administers, contributes to or has contributed to, or has any obligation or liability (including any contingent, withdrawal, or successor liability) in respect of, a Canadian Pension Plan or a Canadian Multiemployer Plan or any similar plan or program in any other jurisdiction in which the Loan Parties operate.

9.1.29                      Sanctions. None of the transactions contemplated by the Loan Documents violates any Sanctions. Furthermore, no Group Member is a Sanctioned Person, and, to the knowledge of the Borrower, no Group Member engages in any dealings or transactions, or is otherwise associated, with a Sanctioned Person.

9.1.30                      Project Leases. The Borrower is in the process of applying for Project Lease(s) with respect to the Queensway Gold Project, but no Project Lease(s) have been issued for the Queensway Gold Project as of the date hereof and the issuance of such leases is not anticipated until Q3 2026. Maritime is the holder of Project Lease(s) with respect to the Hammerdown Gold Project, and has not applied for any further Project Lease(s). The Loan Parties shall provide the Lender with prompt written notice of any application for, or issuance of, any Project Lease.

9.1.31                      Project Authorizations. Set forth in Schedule 10.1.31 is a complete and accurate list of all anticipated material Project Authorizations for each of the Queensway Gold Project and the Hammerdown Gold Project based on the current NI 43-101 preliminary economic assessment for each such Project, if any.

9.1.32                      Project Approvals.

(a)	All Material Project Approvals for each Project, other than any Future Project Authorizations for the Project:

(i)	have been duly obtained, taken, given or made;

(ii)	are valid and in full force and effect; and

(iii)	are free from conditions or requirements that have not been met or complied with in any material respect, as and when required pursuant to the terms thereof.

(b)	Based on facts and circumstances known to the Borrower as of the date of this representation and after due inquiry, the Borrower does not have any reason to believe that any of the Future Project Authorizations or any renewal of any Project Mining Rights or issuance of any future Project Lease, to the extent required under the terms of any Project Approval or Applicable Law:

(i)	will not be obtained, in the ordinary course and without the imposition of materially burdensome conditions, as and when required under the applicable Material Project Approval and applicable Laws; or

Credit Agreement – New Found Gold Corp.

(ii)	will be subject to any conditions or requirements that cannot be met or complied with in any material respect.

(c)	All applicable waiting periods and judicial review periods prescribed by statute in connection with any Project Approval (other than any Future Project Authorizations and subject to any such periods once any such Future Project Authorization has been obtained) have expired.

(d)	No Group Member has received any written notice from any governmental authority of any revocation or intention to revoke any interest of a Group Member in any Material Project Approvals.

9.1.33                      Project Assets. The Project Assets are in reasonable condition and repair, ordinary wear and tear excepted, and are adequate for the purposes for which they are now used and for the current stage of the development, construction, operation and maintenance of each of the respective Projects as of the date of the representation in all material respects in accordance with, and as contemplated by, the respective Project Approvals.

9.1.34                      Project Infrastructure and Access. All of the material services, utilities, ingress and egress roadways, means of transportation, rights of access and passage, equipment and materials or supplies necessary for the Borrower or Maritime, as the case may be, to develop, operate and maintain the Projects in material accordance with Applicable Law and the applicable Project Approvals, are available or are reasonably expected to be made available to the Borrower or Maritime, as the case may be.

9.1.35                      Royalty Agreements. Other than the Existing Royalties and any royalty required by Applicable Law, there are no royalties, net smelter return obligations, production-based Taxes or similar levies on mineral production payable with respect to the Projects.

9.1.36                      Expropriation. No Project Asset has been expropriated or seized by any governmental authority that would result in a Material Adverse Effect, nor has any notice or proceeding in respect thereof been given or commenced.

9.1.37                      Perfection Certificates. All information and statements contained in each Perfection Certificate delivered to the Lender pursuant hereto were true, complete and accurate in all material respects as of their preparation date.

9.2                            Repetition of Representations and Warranties

The representations and warranties made in Section 9.1 shall be deemed to be repeated by the Borrower on the date of any Advance, it being understood that to the extent such representations and warranties relate solely to a specifically identified earlier date they need only be true, correct and complete as of such earlier date.

9.3                            Representations and Warranties of the Lender

The Lender is an “accredited investor” within the meaning of National Instrument 45-106 - Prospectus Exemptions and was not created or used solely to purchase securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in National Instrument 45-106 - Prospectus Exemptions. The Lender is an “accredited investor” within the meaning of Rule 501(a) of Regulation D, and such confirmation may be required by the Borrower or transfer agent from any holder that exercises or is transferred any securities in the U.S. or that is a U.S. Person prior to such proposed exercise or transfer.

Credit Agreement – New Found Gold Corp.

9.4                            Nature of Representations and Warranties

The representations and warranties made in Section 9.1 or deemed repeated in Section 9.2 shall survive the execution and delivery of this Agreement and the making of each Loan notwithstanding any investigations or examinations which may be made by or on behalf of the Lender or Lender’s Counsel, and the Lender shall be deemed to have relied on such representations and warranties in the making of each Loan.

Article 10
COVENANTS OF THE BORROWER

10.1                          Reporting Covenants

Until the Discharge Date, the Borrower agrees with the Lender that it will duly perform and comply with, and cause each other Loan Party referred to below to duly perform and comply with, each of the following reporting covenants (except to the extent waived by the Lender):

10.1.1                      Financial Statements and Other Information. The Borrower will deliver or cause to be delivered to the Lender (either in paper or electronic (pdf) form as the Lender may request):

(a)	promptly, and in any event within sixty (60) days after the end of each of its financial years, the annual business plan and forecasts of the Loan Parties for the next financial year, it being recognized by the Lender that forecasts as to future results are not to be viewed as fact and that the actual results for the period or periods covered by such forecasts may differ from the forecasted results;

(b)	as soon as practicable and in any event within one hundred twenty (120) days after the end of each Fiscal Year, annual consolidated financial statements of the Borrower and its Subsidiaries prepared in accordance with Applicable Accounting Principles audited by its Auditors, together with a management discussion and analysis from the Borrower’s management on those annual consolidated financial statements;

(c)	as soon as practicable and in any event within sixty (60) days after the end of each Fiscal Quarter, unaudited consolidated financial statements of the Borrower and its Subsidiaries for such Fiscal Quarter prepared in accordance with Applicable Accounting Principles;

(d)	as soon as practicable, and in any event within sixty (60) days after the end of each Fiscal Quarter, a Compliance Certificate for that Fiscal Quarter demonstrating that the Loan Parties were in compliance with Section 10.4 and providing appropriate supporting information;

(e)	together with each Compliance Certificate delivered to the Lender hereunder:

(i)	a replacement for each Schedule to this Agreement, any mortgage or collateral debenture required pursuant to 10.2.8 or any other Security Document that is required to be changed because of changes in facts which took place during the period that ended on the date of that Compliance Certificate in order to ensure that the representations and warranties set forth in Section 9.1 in relation to the information contained in that Schedule is true, accurate and complete in all material respects;

Credit Agreement – New Found Gold Corp.

(ii)	a monthly operating and financial performance report in form and substance provided to senior management;

(iii)	provision of material technical updates;

(iv)	any applicable mine plans; and

(v)	notice of any default under any Material Contract;

(f)	no less than fifteen (15) Business Days’ prior notice of the intention of any Loan Party to (A) any change in its “location” within the meaning of section 7(3) of the PPSA of Ontario or of any other equivalent section of any other PPSA, (B) enter into an amalgamation, merger or other business combination with any other Firm or (C) change its name or adopt a French form of name, including full details;

(g)	as soon as it obtains knowledge of any Default, notice of such Default, together with an outline in reasonable detail of the action it is taking to remedy such Default;

(h)	as soon as it obtains knowledge of any judgment, order or award or the commencement of any proceeding or dispute affecting any Loan Party or any of its assets which, either alone or when aggregated with all other such proceedings, has resulted in, or, if adversely determined to any Loan Party, would reasonably be expected to result in, (i) injunctive relief being granted which would materially impair its business activities or those of any Loan Party, (ii) any single or multiple judgments, orders or awards ordering any one or more Loan Parties to pay, individually or in the aggregate, more than $1,000,000 (or equivalent in foreign currency), (iii) a Material Adverse Effect, or (iv) a Default, notice of such judgments, orders or awards or proceedings; in each case, if requested by the Lender, together with an outline in reasonable detail of the particulars thereof, copies of all pleadings, and the action each such Loan Party is taking in respect thereof; and

(i)	promptly following request therefor by the Lender from time to time, such additional information regarding any of the assets of any Loan Party as the Lender may reasonably request.

10.2                          Affirmative Covenants

Until the Discharge Date, the Borrower agrees with the Lender that it will duly perform and comply with, and cause each Loan Party to duly perform and comply with, each of the following affirmative covenants (except to the extent waived by the Lender):

10.2.1                      Punctual Payment and Performance. Each Loan Party will duly and punctually pay each sum payable by it and punctually perform its other obligations under each Loan Document to which it is a party at the time and place and in the manner provided for in such Loan Document.

10.2.2                      Conduct of Business. Each Loan Party will maintain in good standing and full force and effect its legal existence (except to the extent permitted in Section 10.3.5) in its present jurisdiction of formation, and except to the extent that the failure to do so is Immaterial, maintain the authorizations, registrations, legal capacity, rights, licences, permits and qualifications necessary to carry on the business that it carries on, and to own its assets in each jurisdiction in which it carries on business or its assets are located, save for jurisdictions in which such business is and such assets are Immaterial.

Credit Agreement – New Found Gold Corp.

10.2.3                      Compliance with Applicable Laws. Each Loan Party will comply in all respects with all Regulatory Requirements and all Applicable Laws, save (other than Anti-Corruption Laws, Anti-Money Laundering Laws and Anti-Terrorism Laws which must be complied with in all respects) for non-compliance with Applicable Laws that is Immaterial.

10.2.4                      Compliance with Contracts. Each Loan Party will comply in all material respects with each contractual obligation owing by it to its customers, suppliers and other persons, save for non-compliance that is Immaterial.

10.2.5                      Financial Records. Each Loan Party will maintain complete records and books of account in accordance with Applicable Accounting Principles.

10.2.6                      Rights of Inspection. At any time and from time to time, but no more frequently than annually unless a Default has occurred and is continuing, upon reasonable prior written notice by the Lender to the Borrower and subject to compliance with all Applicable Law, each Loan Party will permit any representative of the Lender (such representative to be approved by the Borrower, such approval not to be unreasonably withheld, conditioned or delayed), at the reasonable and documented expense of the Borrower, to attend at the premises of any Loan Party and examine and make copies of any abstracts from the records and books of account of such Loan Party and to discuss any of the assets of any Loan Party with any of its directors and Responsible Officers (provided that a representative of the Borrower shall be entitled to attend any such discussions).

10.2.7                      Maintenance of Properties. Except where failure to do so is Immaterial, each Loan Party will maintain in good repair, working order and condition (reasonable wear, tear and obsolescence excepted) its assets, including the Project Assets, (whether owned or held under lease), other than those which are no longer used or useful in the business, and from time to time make or cause to be made all needed and appropriate repairs, renewals, replacements, additions and improvements thereto consistent with prudent business judgment.

10.2.8                      After-Acquired Real Property and Project Leases. Each Loan Party shall:

(a)	provide the Lender with prompt written notice of the issuance or acquisition of, any mining lease, surface lease or other Project Lease, or the acquisition of any other real property or real property interest;

(b)	use commercially reasonable efforts to obtain any consent of any governmental authority required for the granting of a security interest over any such mining lease, surface lease or Project Lease, and promptly deliver to the Lender evidence of such consent upon receipt;

(c)	within thirty (30) days of the later of (i) the issuance or acquisition of any mining lease, surface lease, other Project Lease, or any other real property or real property interest and (ii) the receipt of any required government consent under subsection (b), such Loan Party shall provide the Lender with (i) an executed mortgage or charge over such mining lease, surface lease, Project Lease, real property or real property interest, in registrable form and in form and substance satisfactory to the Lender, acting reasonably; (ii) a legal opinion from the Borrower’s Counsel confirming title to such acquired interest and the validity, enforceability and registrability of such mortgage or charge; and (iii) an updated Perfection Certificate reflecting such mining lease, surface lease, Project Lease, real property or real property interest;

(d)	submit or cause to be submitted such mortgage or charge for registration, together with any applicable governmental consents, at the applicable registry (including the Registry of Deeds and/or the Mineral Registry, as applicable) within five (5) Business Days of execution thereof, and promptly deliver to the Lender evidence of such submission and, upon receipt, evidence of registration.

Credit Agreement – New Found Gold Corp.

10.2.9                      Maintenance of Insurance. The Borrower will insure, or cause to be insured at all times, all of the assets of the Group with financially sound and reputable insurance companies covering such assets in an amount of at least their replacement value and against public liability, in at least such amounts and against at least such risks as are usually insured against by persons of similar size and carrying on a similar business or holding similar assets and the Borrower shall furnish to the Lender (i) upon reasonable written request, full information as to the insurance carried, and (ii) annually, certificates of insurance evidencing such coverage and naming the Lender as loss payee and additional insured, as applicable. The Borrower will not do or omit to be done anything which could breach or invalidate any such insurance, and the Borrower will punctually pay all premiums and other amounts necessary for maintaining such insurance as the same become due.

10.2.10                    Payment of Taxes and Claims. Each Loan Party will:

(a)	pay and discharge all lawful claims for labour and services provided when due, unless such claims are being contested by such Loan Party in good faith by appropriate proceedings diligently conducted and in respect of which (i) adequate steps have been taken to prevent the commencement or continuation of any seizure or sale of assets of such Loan Party and (ii) adequate reserves in accordance with Applicable Accounting Principles have been recorded on the balance sheet of the Borrower and its Subsidiaries;

(b)	deliver or cause to be delivered all Tax returns when they are due to the appropriate governmental authority;

(c)	punctually pay and discharge all material Taxes, other than Statutory Prior Claims, payable by it when due, except for Taxes the validity or amount of which is being contested by a Loan Party by Contested Tax Proceedings;

(d)	withhold and collect all Taxes required by Applicable Law to be withheld and collected by it and remit such Taxes to the appropriate governmental authority when due in the manner required by Applicable Law; and

(e)	pay and discharge all Statutory Prior Claims when due,

except where the failure to do so has not resulted in and would not reasonably be expected to result in (i) any single or multiple judgments, liens, or other enforcement actions against one or more Loan Parties involving, individually or in the aggregate, an amount in excess of $1,000,000 (or equivalent in foreign currency), (ii) a Material Adverse Effect or (iii) a Default.

10.2.11                    Future Canadian Pension Plans. Subject in all respects to Section 10.3.10, each Loan Party will notify the Lender within thirty (30) days of any such Loan Party assuming any obligation to sponsor, administer, participate in or contribute to any Pension Plan in respect of which such Loan Party did not previously have an obligation to sponsor, administer, participate in or contribute to, as applicable.

10.2.12                    Comply with Environmental Laws. Each Loan Party will, and will cause its representatives to:

(a)	develop, manage and operate the Projects in compliance with all Environmental Laws;

Credit Agreement – New Found Gold Corp.

(b)	maintain all authorizations and make all registrations required under all Environmental Laws and remain in compliance therewith; and

(c)	store, treat, transport, generate, otherwise handle and dispose of all Contaminants and Waste owned, managed or controlled by it is disposed of (in accordance with the terms of this Agreement) in compliance with all Environmental Laws, except where the failure to do so has not resulted in and would not reasonably be expected to result in (i) any single or multiple judgments, orders, fines, penalties, or remediation costs against one or more Loan Parties involving, individually or in the aggregate, an amount in excess of $500,000 (or equivalent in foreign currency), (ii) a Material Adverse Effect or (iii) a Default.

10.2.13                    Use of Proceeds. The Borrower shall use the proceeds of each Advance solely for the purposes stipulated under Section 2.1.

10.2.14                    Compliance with Anti-Corruption Laws; Beneficial Ownership Regulation, Anti-Money Laundering Laws and Sanctions. Maintain in effect and enforce policies and procedures designed to promote and achieve compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with all Anti-Corruption Laws, Anti-Money Laundering Laws and any applicable Sanctions, (b) if the Lender has previously received a Beneficial Ownership Certification (or a certification that the Borrower qualifies for an express exclusion to the “legal entity customer” definition under the Beneficial Ownership Regulation), notify the Lender of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein (or, if applicable, the Borrower ceasing to fall within an express exclusion to the definition of “legal entity customer” under the Beneficial Ownership Regulation) and (c) promptly upon the reasonable request of the Lender, provide the Lender any information or documentation requested by it for purposes of complying with the Beneficial Ownership Regulation.

10.2.15                          Reasonable Assistance. If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, or reasonably requested by the Borrower, the parties hereto will execute, deliver and file and otherwise assist the Borrower in providing or filing reports, certifications, questionnaires, undertakings and other documents with respect to the issuance of any securities set forth herein.

10.3                          Negative Covenants

Until the Discharge Date, the Borrower agrees with the Lender that it will duly perform and comply with, and cause each Loan Party to duly perform and comply with, each of the following negative covenants (except to the extent waived by the Lender):

10.3.1                      Limitations on Debt. No Loan Party will create, assume, incur, otherwise become liable upon or permit to exist any Debt, except Permitted Debt.

10.3.2                      Financial Assistance. No Loan Party will guarantee the payment or performance of any Debt obligations of any other person, except for a guarantee that constitutes Permitted Debt or a Permitted Investment.

10.3.3                      Sale of Assets. No Loan Party will dispose of any of its assets, except for Permitted Asset Sales.

10.3.4                      Negative Pledge. No Loan Party will create, incur, assume or otherwise become liable upon or permit to exist any Lien on, against or with respect to any of its assets, save for Permitted Liens.

Credit Agreement – New Found Gold Corp.

10.3.5                      No Merger, Amalgamation, etc. No Loan Party will enter into any merger, amalgamation, arrangement, continuance, consolidation, liquidation, winding-up, dissolution, administration or similar transaction, other than:

(a)	any such transaction whereby a Loan Party is the surviving entity:

(b)	any such transaction whereby a Loan Party merges into, amalgamates or consolidates with any other Loan Party;

(c)	any such transaction whereby a person merges into, amalgamates or consolidates with any Loan Party where the Lender, acting reasonably, is satisfied that such action will not negatively impact the priority of its Liens; and

(d)	any such transaction whereby a Guarantor that is a Wholly-Owned Subsidiary of another Loan Party liquidates, winds-up or dissolves and all of its property passes to such Loan Party,

provided that, immediately following any transaction pursuant to Sections 10.3.5(a), 10.3.5(b) and 10.3.5(c), the relevant Loan Party or the merged, amalgamated or continuing corporation, as applicable, provides the Security or confirmations required by the Lender to ensure the Security Documents remain in place unaffected by such transaction.

10.3.6                      Nature of Business. No Loan Party will materially change the nature of its business or cease to carry on its business or any substantial part thereof.

10.3.7                      Limitation on Investments. No Loan Party will make any new Investments, except for Permitted Investments; provided that no Default has occurred and is continuing or would reasonably be expected to occur upon or following any such Investment being made.

10.3.8                      Limitation on Acquisitions. No Loan Party will make any Acquisition, except for Permitted Acquisitions.

10.3.9                      Restricted Payments. No Subsidiary of the Borrower shall be restricted by its Constating Documents or become bound by any agreement other than this Agreement from making any Restricted Payments. No Loan Party will make or pay any Restricted Payment, except for (w) any Restricted Payment to the Borrower or any other Loan Party or other member of the Group, provided that any payment to any member of the Group that is not a Loan Party does not exceed $100,000 in the aggregate per annum, (x) any Restricted Payment between Loan Parties, (y) any issuance of Capital Stock by a Loan Party to a Loan Party so long as, unless prohibited by Regulatory Requirements, within ten (10) Business Days following the issuance thereof, the Lender has a security interest therein perfected by control or possession, as applicable, to the extent in each instance the foregoing constitute a Restricted Payment, or (z) any Restricted Payment by any of the Group Members pursuant to and in accordance with stock option plans, profit sharing plans or other benefit plans for the management and employees of each such Group Member; provided that in each of the foregoing cases, no Default has occurred and is continuing or would reasonably be expected to occur upon or following any such Restricted Payment being made. Notwithstanding the foregoing, no Loan Party shall repay any intercompany debt owed to any other Group Member during the term of the Loan until the Discharge Date, except for (i) intercompany debt that constitutes Permitted Debt set forth in paragraph (f) of the definition thereof, or (ii) with the prior written consent of the Lender.

10.3.10                    Pension Plan Compliance. No Loan Party shall establish, sponsor, administer, contribute to, participate in, or assume any liability (including any contingent liability) under any Defined Benefit Plan or acquire an interest in any person if such person sponsors, maintains or contributes to any Defined Benefit Plan.

Credit Agreement – New Found Gold Corp.

10.3.11                    Derivatives. The Borrower will not enter into any Derivative unless it is Permitted Debt.

10.3.12                    Arm’s Length Arrangements. No Loan Party shall enter into or carry out any agreement, transaction or other arrangement with any Related Person or any other person with whom it is not dealing at arm’s length, unless such agreement, transaction or arrangement is made on commercially reasonable terms providing for payment in cash (and not by way of deferred payment or set-off) in accordance with normal trade terms at fair market value and consistent with commercial relations between persons dealing at arm’s length.

10.3.13                    No Continuance. No Loan Party will continue under the laws of any other jurisdiction.

10.3.14                    Fiscal Year. No Loan Party will change its fiscal year.

10.3.15                    Constating Documents. No Loan Party will change its Constating Documents in a manner that would be materially adverse to the rights or interests of the Lender.

10.3.16                    Chief Executive Office. The Borrower shall not change the jurisdiction in which its chief executive office is located, unless (a) such jurisdiction is another Province or Territory of Canada, (b) it provides the Lender with at least thirty (30) days prior written notice of such change, and (c) it takes all actions reasonably required by the Lender to maintain the perfection and priority of the Lender’s security interests in all Collateral.

10.3.17                    Material Contracts. No Loan Party shall permit, agree to, or do anything which may result in:

(a)	any amendment of a Material Contract which would be materially adverse to the rights or interests of the Lender or which would reasonably be expected to have a Material Adverse Effect;

(b)	the suspension, waiver, repudiation, revocation, annulment or cancellation of the whole of, or any material provision of, a Material Contract;

(c)	the assignment or transfer of a Material Contract other than between Loan Parties;

(d)	any other party to a Material Contract assigning or transferring that party’s rights or obligations under that Material Contract, provided such Material Contract provides the Loan Party with such a consent right; or

(e)	the termination of a Material Contract other than (i) in accordance with its terms at the completion of term of such Material Contract or (ii) in connection with the replacement of such Material Contract for the benefit of any Loan Party.

10.3.18                    Unperfected Securities Accounts. From and after the date falling ninety (90) days after the Closing Date, no Loan Party shall maintain any securities account that is not subject to an account control agreement in favour of the Lender in form and substance satisfactory the Lender, acting reasonably.

10.3.19                    No Indirect Actions. Unless otherwise expressly stated, if a Loan Party may not take or omit to take an action under this Agreement, then it may not take or omit to take that action indirectly or assist or support any other person in taking or omitting to take that action directly or indirectly. “Taking an action or omitting to take indirectly” means taking or omitting to take an action that is not expressly prohibited for a Loan Party but is intended to have substantially the same effects as the prohibited action or omission.

Credit Agreement – New Found Gold Corp.

10.3.20                    No New Royalties. Prior to the Lender being paid out in full, no Loan Party shall grant, create, incur, assume or otherwise permit to exist any new royalties, streaming agreements, offtake agreements with prepayment features, forward sales arrangements, or any other similar burdens on production from, or sales of minerals or products extracted from, the Collateral, the Projects, or any assets of any Loan Party. For the avoidance of doubt, this prohibition does not apply to royalties or similar obligations required by Applicable Law (including statutory royalties payable to governmental authorities) or royalties described in subsection (k) of the definition of Permitted Liens.

10.3.21                    Anti-Money Laundering Laws. The Borrower will not, directly or knowingly indirectly, use the proceeds of the Loans under the Credit Facility, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or any other person, (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any Anti-Corruption Law, or (ii) to fund any activities or business of or with any person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions.

10.4                          Financial Covenants

Until the Discharge Date, the Borrower agrees with the Lender that it will ensure that each of the following financial covenants is complied with at all times (except to the extent waived by the Lender):

10.4.1                      Quarterly Consolidated Cash Balance. The Borrower will ensure that it maintains a minimum Consolidated Cash Balance of $3,000,000 which shall be reported as of the last day of each Fiscal Quarter ending after the Closing Date.

10.4.2                      Quarterly Consolidated Working Capital Balance. The Borrower will ensure that it maintains a positive Consolidated Working Capital Balance (excluding (i) ore and raw material inventory, (ii) the current portion of the Loan Obligations under this Agreement, and (iii) the current portion of any reclamation or rehabilitation provision) which shall be reported as of the last day of each Fiscal Quarter ending after the Closing Date.

Article 11
EVENTS OF DEFAULT

11.1                          Events of Default

An “Event of Default” shall occur if any of the following defaults, breaches, failures, events, states or conditions occur or exist at any time.

11.1.1                      Non-Payment of Principal. The Borrower fails to pay to when due to the Lender any principal payable under any Loan Document.

11.1.2                      Non-Payment of Interest and Other Amounts. The Borrower fails to pay any interest, fee or other amount (excluding amounts referenced in Subsection 11.1.1 above) payable hereunder or under any other Loan Document when due and such failure remains unremedied for two (2) Business Days.

11.1.3                      Misrepresentation. Any representation or warranty made or deemed made by any Loan Party in any Loan Document is found to have been false or misleading in any material respect or any representation or warranty which is subject to a materiality qualification made or deemed made by any Loan Party in any Loan Document is found to have been false or misleading in any respect and, to the extent capable of being cured, remains uncured for a period of thirty (30) days from the Loan Party becoming aware of the same.

Credit Agreement – New Found Gold Corp.

11.1.4                      Financial Tests. Any financial test contained in Section 10.4 is not complied with.

11.1.5                      Breach of Certain Covenants. The Borrower fails to perform or comply with any provision or obligation contained in Section 10.3.

11.1.6                      Breach of Other Borrower Covenants. Any Loan Party fails to perform or comply with any provision or obligation contained in any Loan Document to which it is a party (other than those referred to in Subsections 11.1.1 through 11.1.5 inclusive above) which failure remains uncured for a period of twenty (20) days from the Loan Party becoming aware of such failure.

11.1.7                      Change in Control. Any Change in Control occurs.

11.1.8                      Material Subsidiary or Loan Party Change of Ownership. Any Guarantor or other Material Subsidiary ceases to be a Wholly-Owned Subsidiary of the Borrower.

11.1.9                      Cross-Default. Any Loan Party defaults under any one or more agreements or documents relating to Debt (other than Debt under this Agreement) in an aggregate amount exceeding $500,000 (or equivalent in foreign currency) and such event of default remains uncured or not waived by the applicable lenders after any cure or other grace period provided therefor.

11.1.10                    Cross Acceleration. Any Loan Party becomes obligated to repay, prepay, pay, purchase or otherwise retire or acquire any Debt (other than Debt under this Agreement) in an aggregate amount exceeding $1,000,000 (or equivalent in foreign currency), before its scheduled maturity date by reason of an event or circumstance that could reasonably be expected to be treated as a default or event of default in the context of a commercial lending transaction (including an event equivalent or analogous to a Default), although it may not be described as such in the agreement governing such Debt.

11.1.11                    Unsatisfied Judgments. Any one or more judgments, orders or awards for the uninsured payment of money in an aggregate amount exceeding $1,000,000 (or equivalent in foreign currency), are rendered against any one or more Loan Parties and such Loan Party does not or such Loan Parties do not discharge same in accordance with the terms thereof, or procure a stay of execution thereof, within sixty (60) days from the date of the entry of each such judgment, order or award and in any event at least five (5) Business Days before any such judgment, order or award may be executed upon.

11.1.12                    Enforcement of Liens. Any one or more persons entitled to any Liens on any assets of any Loan Party having claims exceeding $1,000,000 (or equivalent in foreign currency), in the aggregate take possession of any such assets or any one or more seizures, executions, garnishments, sequestrations, distresses, attachments or other equivalent processes in respect of claims against any one or more Loan Parties exceeding $1,000,000 (or equivalent in foreign currency), in the aggregate are issued or levied against all or any material part of the assets of any one or more Loan Parties and such Loan Party does not or such Loan Parties do not discharge the same or provide for the discharge in accordance with their terms, or procure a stay of execution thereof, within forty-five (45) days from the date such possession or process first takes effect and in any event at least five (5) Business Days before such assets are capable of being disposed of thereunder.

11.1.13                    Cessation of Business. Any Loan Party ceases or suspends or threatens to cease or suspend all or a substantial portion of its business.

Credit Agreement – New Found Gold Corp.

11.1.14                    Security Imperilled. If (a) any proceeding is commenced which, if determined adversely to any Loan Party or to the rights of the Lender contemplated under the Loan Documents, could reasonably be expected to have a Material Adverse Effect, (b) any Loan Document or any material right thereunder becomes or is determined by a court of competent jurisdiction to be invalid, unenforceable or ineffective and such Loan Document is not replaced by each Loan Party thereto with a document which is equal in intended effect to such Loan Document, together with a legal opinion from the Loan Parties counsel, as to, inter alia, the enforceability of such new document, within ten (10) days of such determination, (c) the Lien of any Security is determined by a court of competent jurisdiction to be or ceases to be valid and perfected ranking in priority in the manner contemplated herein or in the Security Documents, other than by reason of the direct act or omission of the Lender or (d) any Loan Party denies that it has any or further obligations under any Loan Document or challenges the validity of any provision thereof or of the Security.

11.1.15                    Material Adverse Change. Any Material Adverse Change occurs.

11.1.16                    Condemnation. Any governmental authority shall condemn, seize, expropriate or otherwise appropriate, or take custody or control of, all or any portion of the assets comprised of Collateral of any Loan Party which, when taken together with all other assets of any Loan Party so condemned, seized, expropriated, appropriated, or taken custody or control of, during the twelve (12) month period ending with the month in which any such action occurs, could reasonably be expected to have a Material Adverse Effect.

11.2                          Termination and Acceleration

Upon the occurrence of an Event of Default, the Lender may do any one or more of the following:

(a)	declare the whole or any item or part of the Commitment to be cancelled, terminated or reduced, whereupon the Lender shall not be required to make any further Advance available hereunder;

(b)	accelerate the maturity of all or any item or part of the Loan Obligations of the Borrower hereunder and declare them to be payable on demand or immediately due and payable, whereupon they shall be so accelerated and become so due and payable;

(c)	suspend any rights of any Loan Party under any Loan Document, whereupon such rights shall be so suspended;

(d)	enforce any Security;

(e)	demand payment under any Guarantee; or

(f)	take any other action, commence and prosecute any proceeding or exercise such other rights as may be permitted by applicable law (whether or not provided for in any Loan Document) at such times and in such manner as the Lender may consider expedient, all without any additional notice, demand, presentment for payment, protest, noting of protest, dishonour, notice of dishonour or any other action being required.

If an Insolvency Event in relation to the Borrower or any other Loan Party occurs, unless the Lender otherwise agrees, the Commitment shall be immediately cancelled and the Loan Obligations shall be accelerated and become immediately due and payable automatically without any action on the part of the Lender being required.

Credit Agreement – New Found Gold Corp.

11.3                          Waiver

The Lender may waive any Default. No waiver, however, shall be deemed to extend to a subsequent Default, whether or not the same as or similar to the Default waived, and no act or omission by the Lender shall extend to, or be taken in any manner whatsoever to affect, any subsequent Default or the rights of the Lender arising therefrom. Any such waiver must be in writing and signed by the Lender to be effective. No failure on the part of the Lender to exercise, and no delay by the Lender in exercising, any rights under any Loan Document shall operate as a waiver of such rights. No single or partial exercise of any such rights shall preclude any other or further exercise of such rights or the exercise of any other rights.

11.4                          Anti-Money Laundering Laws

11.4.1                      Canadian and Applicable Anti-Money Laundering Laws.

(a)	The Borrower acknowledges that, pursuant to Anti-Money Laundering Laws, the Lender may be required to obtain, verify and record information regarding any Loan Party, their respective directors, authorized signing officers, direct or indirect shareholders or other persons in control of Loan Party, and the transactions contemplated hereby. Each Loan Party shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by the Lender, in order to comply with any applicable Anti-Money Laundering Laws, whether now or hereafter in existence.

(b)	If the Lender has ascertained the identity of any authorized signatory of any Loan Party for the purposes of applicable Anti-Money Laundering Laws, then this Agreement shall constitute a “written agreement” in such regard within the meaning of applicable Anti-Money Laundering Laws.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, the Lender agrees it shall not have any obligation to ascertain the identity of any Loan Party or any authorized signatories of any Loan Party on behalf of the Lender, nor to confirm the completeness or accuracy of any information the Lender obtains from any Loan Party or any such authorized signatory in doing so.

11.4.2                      PATRIOT ACT. If the Lender is subject to the PATRIOT ACT and the Lender hereby notifies the Borrower that pursuant to the requirements of the PATRIOT ACT, it is required to obtain, verify and record information that identifies such persons, which information includes the name, address and tax identification number of each such persons and other information that will allow the Lender to identify such persons in accordance with the PATRIOT ACT. This notice is given in accordance with the requirements of the PATRIOT ACT and is effective as to the Lender subject to the PATRIOT ACT and the Lender.

Article 12
GENERAL

12.1                          Costs and Expenses

The Borrower shall on demand pay to the Lender the amount of all reasonable and documented out-of-pocket fees, costs and expenses incurred and disbursements made by the Lender and shall pay any and all other expenses incurred in connection with the interpretation, defence, establishment, preservation, protection or enforcement of rights of the Lender under each Loan Document and the Equity Subscription.

Credit Agreement – New Found Gold Corp.

12.2                          Indemnification by the Borrower

The Borrower shall defend, indemnify and save harmless the Lender and its representatives (each, an “Indemnified Party”) on a full indemnity basis from and against any and all claims and losses and expenses (including interest and, to the extent permitted by applicable law, penalties, fines and monetary sanctions) which an Indemnified Party suffers or incurs as a result of or otherwise in respect of (i) the direct or indirect use or proposed use of the proceeds of any Advance, (ii) any breach of any representation, warranty, covenant or other obligation under any Loan Document, (iii) any Default or (iv) any proceeding to which any Indemnified Party is party arising out of the execution, delivery or performance of, or the enforcement of any right under any Loan Document. The Lender shall be constituted as the agent and bare trustee of each Indemnified Party who is its own representative and shall hold and enforce each such Indemnified Party’s rights under this paragraph for such party’s benefit. The foregoing indemnity shall not apply in respect of claims or losses and expenses of an Indemnified Party to the extent that they are determined by a final judgment to have directly resulted from the fraud, gross negligence or wilful misconduct of that Indemnified Party.

12.3                          Application of Payments

Any payments received by the Lender in respect of the Loan Obligations from time to time may, notwithstanding any appropriation by the Borrower, be appropriated to such parts of the Loan Obligations then due and owing by the Borrower to the Lender and in such order as the Lender sees fit, and the Lender shall have the right to change any appropriation at any time. Notwithstanding the foregoing, any prepayment of the Principal Amount, whether optional under Section 4.2 or mandatory under Section 4.3, shall be appropriated (i) firstly, to all accrued and unpaid interest; and (ii) secondly, to the remaining Principal Amount.

12.4                          Set-Off

The Loan Obligations will be paid by the Borrower without regard to any equities between the Borrower and the Lender or any right of set-off or counterclaim. Any Debt owing by the Lender to the Borrower, direct or indirect, extended or renewed, actual or contingent, matured or not, may be set-off or applied against, or combined with, the Loan Obligations by the Lender at any time, either before or after maturity, without demand upon or notice to anyone, and the terms of such Debt shall be changed hereby to the extent required to permit such set-off, application and combination.

12.5                          Rights in Addition

The rights conferred by each Loan Document are in addition to, and not in substitution for, any other rights the Lender may have under that Loan Document or any other Loan Document, at law, in equity or by or under Applicable Law or any agreement. The Lender may proceed by way of any proceeding at law or in equity and no right of the Lender shall be exclusive of or dependent on any other. The Lender may exercise any of its rights separately or in combination and at any time.

12.6                          Certificate Evidence

A certificate prepared by the Lender and provided to the Borrower setting forth any interest rate or any amount payable under this Agreement, including the amount of compensation or loss and expense payable under Section 12.2, shall be conclusive and bind the Borrower, absent manifest error.

Credit Agreement – New Found Gold Corp.

12.7                          Evidence of Debt

The information entered in the accounts of the Lender shall constitute, in the absence of manifest error, prima facie evidence of the existence and quantum of the obligations of the Borrower to the Lender under the Credit Facility.

12.8                          Notices

Any notice, demand, consent, approval or other communication to be made or given under or in connection with this Agreement (a “Notice”) shall be in writing and may be made or given by personal delivery, or mail, or by e-mail addressed to the Lender and the Borrower at their respective addresses set out below:

To the Borrower:

New Found Gold Corp.
20 Adelaide Street East, Suite 603
Toronto, Ontario M5C 2T6

Attention: Hashim Ahmed

E-mail:	[Redacted: Personal Information]
cc:	[Redacted: Personal Information]

To the Lender:

EdgePoint Investment Group Inc.
150 Bloor Street West, Suite 700
Toronto, Ontario M5S 2X9

Attention: Frank Mullen
E-mail: [Redacted: Personal Information]

or to such other address as such party may from time to time notify the other in accordance with this Section 12.8. Any Notice made or given by personal delivery or mail shall be conclusively deemed to have been given at the time of actual delivery (and not before) or, if made or given by e-mail at the opening of business on the first (1st) Business Day following the transmittal thereof; provided that the party sending such Notice receives confirmation of receipt from the recipient’s e-mail system. Notwithstanding the foregoing, (a) the Lender may in its discretion act upon verbal Notice from any person reasonably believed by the Lender to be a person authorized by the Borrower to give instructions under or in connection with this Agreement, including any request by the Borrower for a Advance and (b) any Notice received by the Lender on a day which is not a Business Day or after 10:00 a.m. on any Business Day shall, unless the Lender waives this Clause (b), be deemed to be received by the Lender at 9:00 a.m. on the next Business Day. The Lender shall not be responsible for any error or omission in such instructions or in the performance thereof.

12.9                         Successors and Assigns; Participations; Confidentiality

12.9.1                      Benefit & Burden. The Loan Documents shall enure to the benefit of and be binding on the parties thereto, their respective successors and each assignee of some or all of the rights or obligations of the parties under the Loan Documents permitted by this Section 12.9. Any reference in any such Loan Document to any party thereto shall (to the extent the context so admits) be construed to include each such successor and assignee.

Credit Agreement – New Found Gold Corp.

12.9.2                      Assignments. The Borrower may not assign all or any part of any of its rights or obligations in respect of the Credit Facility or under any Loan Document without the prior written consent of the Lender (which consent shall not to be unreasonably withheld, conditioned or delayed). Unless an Event of Default has occurred and is continuing, the Lender may not assign all or any part of any of its rights or obligations in respect of the Credit Facility or under any Loan Document to (i) any mineral producer or Affiliate thereof, or (ii) without the consent of the Borrower (which consent shall not to be unreasonably withheld, conditioned or delayed); provided that the Lender may freely assign and transfer any such rights or obligations to any of its Affiliates that are residents of Canada for purposes of the Tax Act.

12.9.3                      Participant Register. Each Loan Party acknowledges that in the regular course of commercial banking business the Lender may at any time and from time to time sell participating interests in any Loan under the Credit Facility to other persons which are commercial banks, investors, financial institutions and recognized participants in the term B loan market, CLO or CDO investment vehicles (each such transferee or purchaser of a participating interest, a “Participant” which, for the avoidance of doubt shall not include any mineral producer or Affiliate thereof). Each Participant may exercise all rights of payment (including rights of set-off) with respect to the portion of such Advances held by it or other obligations payable to it hereunder as fully as if such Participant were the direct holder thereof (subject to the same requirements and limitations of a direct holder thereof, including the requirements under Sections 12.6 and 12.7 (it being understood that the documentation required under that section shall be delivered to the Lender)) provided that (i) the Loan Parties shall not be required to pay to any Participant more than the amount which they would have been required to pay to the Lender hereunder on such participation had the Lender retained such interest in any Loan hereunder or other obligations payable hereunder unless the sale of the participation to such Participant is made with the Lender’s prior written consent and the obligation to make such greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation, and (ii) in no event shall the Loan Parties be required to pay any such amount arising from the same circumstances and with respect to the same Loan or other obligations payable hereunder to both the Lender and such Participant. Upon any such sale, the Lender’s obligations under each other document shall remain unchanged, the Lender shall remain solely responsible for the performance thereof, the Lender shall remain the holder of the applicable Loan, and all parties hereto shall continue to deal solely and directly with the Lender in connection with the other documents. Any agreement pursuant to which the Lender shall sell any such participation shall provide that the Lender shall retain the sole right and responsibility to exercise the Lender’s rights and enforce each Secured Obligation hereunder, including the right to consent to any amendment, supplement, modification or waiver of any provision of any other document. The Lender shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Advances or other obligations under this Agreement or any of the other documents (the “Participant Register”); provided that the Lender shall not have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans or its other obligations under this Agreement or in any of the other documents) to any person except to the extent that such disclosure is necessary to establish that such commitment, loan, or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations or to comply with other requirements under Applicable Law. Notwithstanding anything herein to the contrary, the entries in the Participant Register shall be conclusive absent manifest error, and the Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Lender shall have no responsibility for maintaining a Participant Register.

12.9.4                      Confidentiality. The Lender shall maintain the confidentiality of any Information, except that Information relating to the Borrower may be disclosed, after delivery of written notice thereof to the Borrower, to (i) any actual or prospective assignee or participant, referred to in Section 12.9.3, (ii) any rating agency in connection with any financing that the Lender or any of its Affiliates may seek to obtain and (iii) any regulatory agency having jurisdiction over the Lender or any of its Affiliates in connection with routine filings, audits or similar procedures.

Credit Agreement – New Found Gold Corp.

12.10                        Judgment Currency

If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the jurisdiction in which the court rendering such judgment is located (the “Judgment Currency”) an amount due under any Loan Document in any other (the “Original Currency”), then the date on which the rate of exchange for conversion is selected by that court is referred to herein as the “Conversion Date”. If there is a change in the rate of exchange between the Judgment Currency and the Original Currency between the Conversion Date and the actual receipt by the Lender of the amount due to it under such Loan Document or under such judgment, each Loan Party shall, notwithstanding such judgment, pay all such additional amounts as may be necessary to ensure that the amount received by the Lender in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Original Currency. Each Loan Party’s liability under this Section 12.10 constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under any Loan Document.

12.11                        Surviving Claims

The obligations of the Borrower under Sections 12.1 and 12.2, and any other contingent obligations of the Borrower under any Loan Document, (any thereof, a “Surviving Claim”) shall survive the payment in full of all other Loan Obligations owing by the Borrower to the Lender and shall continue in full force and effect until such Surviving Claims are irrevocably paid in full.

12.12                        Time of the Essence

Time is of the essence of each provision of each Loan Document.

12.13                        Governing Law

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws in force in the Province of British Columbia, including the federal laws of Canada applicable therein, but excluding choice of law rules. Such choice of law shall, however, be without prejudice to or limitation of any other rights available to the Lender under the laws of any jurisdiction where the Borrower or its assets may be located.

12.14                        Jurisdiction

12.14.1                    Submission to Jurisdiction and Waiver of Objections. With respect to any claim arising out of this Agreement, any other Loan Document or any other agreement relating to any Loan Document in this Section 12.14 (collectively, the “Loan Related Documents”) (a) for the exclusive benefit of the Lender, the Borrower irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the courts of the Province of British Columbia, Canada located at Vancouver, including any appellate court from any thereof, (in this Section 12.14, “British Columbia Courts”) and (b) the Borrower irrevocably waives (i) any objection which it may have at any time to the laying of venue of any proceeding arising out of or relating to any of the Loan Related Documents brought in the British Columbia Courts, (ii) any claim that any such proceeding brought in the British Columbia Courts has been brought in an inconvenient forum, (iii) the right to object, with respect to such proceeding brought in the British Columbia Courts, that such court does not have jurisdiction over the Borrower and (iv) the right to require the Lender to post security for costs in any proceeding brought in the British Columbia Courts.

Credit Agreement – New Found Gold Corp.

12.14.2                    Lender May Sue in Another Jurisdiction. Nothing in this Agreement will be deemed to preclude the Lender from bringing any proceeding in respect of any Loan Related Document in any other jurisdiction.

12.14.3                    Final Judgment. The Borrower agrees that a final judgment in any proceeding commenced in the British Columbia Courts shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by law.

12.14.4                    Manner of Service. The Borrower irrevocably consents to the service of process out of the British Columbia Courts in accordance with the local rules of civil procedure or by mailing a copy thereof, by registered mail, postage prepaid to the Borrower at the address of the Borrower, or by sending a copy thereof by e-mail in pdf format to the Borrower at the e-mail address of the Borrower determined under Section 12.8.

12.14.5                    WAIVER OF TRIAL BY JURY. FOR THE PURPOSES OF ANY PROCEEDING COMMENCED IN THE BRITISH COLUMBIA COURTS OR ANY OTHER JURISDICTION, EACH LOAN PARTY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING (A) TO ENFORCE OR DEFEND ANY RIGHTS UNDER OR IN CONNECTION WITH OR RELATING TO ANY LOAN RELATED DOCUMENT, OR (B) ARISING FROM OR RELATING TO ANY RELATIONSHIP EXISTING IN CONNECTION WITH ANY LOAN RELATED DOCUMENT, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH LOAN PARTY HEREBY CERTIFIES THAT NO REPRESENTATIVE OF THE LENDER HAS REPRESENTED EXPRESSLY OR OTHERWISE THAT THE LENDER WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND ACKNOWLEDGES THAT THE LENDER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SUBSECTION 12.14.5.

12.15                        Agent Appointments Generally and Service of Process

12.15.1                    Borrower as Agent of Guarantors. Each Guarantor hereby irrevocably appoints the Borrower as the agent and attorney-in-fact for such Guarantor, which appointment shall remain in full force and effect unless and until the Discharge Date occurs, to execute such documents and take such action on such Guarantor’s behalf as the Borrower deems necessary or appropriate to carry out any transaction contemplated by any Loan Document or the purpose and intent of any Loan Document and exercise such other powers as are reasonably incidental thereto to carry out the purposes of any Loan Document. Each Guarantor shall be deemed to have consented to any change to any Loan Document and to any agreement, action or inaction in relation thereto agreed to by the Borrower.

12.15.2                    Manner of Service. Each Guarantor irrevocably consents to the service of process out of the British Columbia Courts in accordance with the local rules of civil procedure or by mailing a copy thereof, by registered mail, postage prepaid to such Guarantor at the address of such Guarantor, or by sending a copy thereof by e-mail in pdf format to such Guarantor at the e-mail address of such Guarantor determined under Section 12.8.

12.15.3                    Appointments of Agents for Service. Each Guarantor irrevocably designates and appoints the Borrower as its agent to accept and acknowledge on its behalf any and all process which may be served in connection with any proceeding arising out of or relating to any Loan Related Document brought in the British Columbia Courts, such service, to the extent permitted by applicable law, being hereby conclusively acknowledged by such Guarantor to be effective and binding service on it in every respect whether or not it is carrying on, or has at any time carried on, business in British Columbia. Each Guarantor irrevocably consents to the service of process out of the British Columbia Courts by personal service on such Guarantor or on the Borrower as its process agent.

Credit Agreement – New Found Gold Corp.

12.15.4                    Acceptances of Appointments. The Borrower confirms to the Lender that it has accepted its appointment to act as process agent on behalf of each other Loan Party which may be served in connection with any proceeding arising out of or relating to any Loan Related Document brought in the British Columbia Courts. Until the Discharge Date, the Borrower agrees to maintain each such appointment as such process agent.

12.16                        Limitation Period

The Borrower agrees with the Lender to vary the limitation period under the Limitation Act (British Columbia), applicable to each Loan Document to which the Borrower is party and any claim thereunder to six (6) years.

12.17                       Invalidity

If any provision of any Loan Document is determined to be invalid or unenforceable by a final judgment, that provision shall be deemed to be severed therefrom, and the remaining provisions of such Loan Document shall not be affected thereby and shall remain valid and enforceable. The parties hereto shall, at the request of any other party hereto, negotiate in good faith with the Lender to replace any invalid or unenforceable provision contained in any Loan Document with a valid and enforceable provision which has the commercial effect as close as possible to that of the invalid or unenforceable provision, to the extent permitted by law.

12.18                        Changes

No agreement purporting to change (other than waive) any provision of any Loan Document shall be binding upon the parties hereto or thereto unless that agreement is in writing, signed by the Lender and the Borrower and it is entered into in compliance with Section 12.21. No waiver of strict performance or compliance with any provision of any Loan Document shall be binding on any party hereto or thereto unless such waiver is in writing signed by the party sought to be bound thereby and it is made in compliance with Section 12.21.

12.19                        Entire Agreement

There are no representations, warranties, conditions, other agreements or acknowledgments, whether direct or collateral, express or implied, binding on the Lender that form part of or affect this Agreement or any other Loan Document, other than as expressed herein or in such other Loan Document. The execution of each Loan Document by the Borrower has not been induced by, nor does the Borrower rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgments not expressly made in any Loan Document.

12.20                        This Agreement to Govern

If there is any inconsistency between the provisions of this Agreement and the provisions of any other Loan Document to which the Borrower is party, the provisions hereof shall govern and apply to the extent of the inconsistency.

Credit Agreement – New Found Gold Corp.

12.21                        Execution

12.21.1                    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

12.21.2                    Electronic Signatures and Record Keeping. Any signature (including (x) any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record and (y) any ..pdf signature) hereto or to any other Loan Document, certificate, agreement or document related to this transaction, and any contract formation or record-keeping, in each case, through electronic means, shall have the same legal validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by Applicable Law, including the UCC, the Personal Property Security Acts of each common law Province and Territory of Canada, the Québec Register of Personal and Movable Real Rights in the Province of Québec, Canada and the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act or any similar state law based on the Uniform Electronic Transactions Act, and the parties hereto hereby waive any objection to the contrary. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower’s Counsel and the Lender. Transmission of a copy of an executed signature page of this Agreement (including any change to this Agreement) by any party hereto to the other parties to this Agreement by e-mail in pdf format, shall be as effective as delivery to the other parties hereto of a manually executed counterpart hereof.

[Remainder of page intentionally left blank.]

Credit Agreement – New Found Gold Corp.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

BORROWER:

NEW FOUND GOLD CORP.

By:	(signed) “Keith Boyle”
Name: Keith Boyle
Title: CEO

By:	(signed) “Hashim Ahmed”
Name: Hashim Ahmed
Title: CFO

Credit Agreement – New Found Gold Corp.

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GUARANTORS:

MARITIME RESOURCES CORP.

By:	(signed) “Keith Boyle”
Name: Keith Boyle
Title: Director

By:	(signed) “Hashim Ahmed”
Name: Hashim Ahmed
Title: Director

2823988 ONTARIO CORP.

By:	(signed) “Keith Boyle”
Name: Keith Boyle
Title: Director

By:	(signed) “Hashim Ahmed”
Name: Hashim Ahmed
Title: Director

Credit Agreement – New Found Gold Corp.

- lxxvii -

LENDER:

EDGEPOINT INVESTMENT GROUP INC.

By:	(signed) “Frank Mullen”
Name: Frank Mullen
Title: Chief Investment Officer

By:	(signed) “Geoff MacDonald”
Name: Geoff MacDonald
Title: Co-CEO

Credit Agreement – New Found Gold Corp.

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Schedule 1
FORM OF GUARANTOR JOINDER AGREEMENT

Reference is made to the credit agreement dated as of April 20, 2026 (as amended, revised, replaced, supplemented, restated or otherwise modified from time to time, the “Credit Agreement”) among New Found Gold Corp., as borrower, Maritime Resources Corp. and 2823988 Ontario Corp., as guarantors, and EdgePoint Investment Group Inc., as lender. All words used in this guarantor joinder agreement (this “Agreement”) which are defined or given extended meanings in the Credit Agreement have the respective meanings attributed to them in the Credit Agreement.

RECITALS:

A.	Pursuant to the Credit Agreement, the Borrower is obliged to cause the Additional Guarantor defined below to become a Guarantor under the Credit Agreement.

B.	This Agreement is intended to effect the foregoing.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties to the Credit Agreement and [●] (the “Additional Guarantor”), hereby agree as follows:

1.	With effect as from the date hereof, the Credit Agreement shall henceforth be read and construed as if the Additional Guarantor were party to the Credit Agreement having all the rights and obligations of a Guarantor under the Credit Agreement. Accordingly, all references in any Loan Document to (a) any “Guarantor” shall be treated as including a reference to the Additional Guarantor and (b) the “Credit Agreement” shall be treated as a reference to the Credit Agreement as supplemented by this Agreement to the intent that this Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.	The Additional Guarantor hereby unconditionally and irrevocably guarantees payment in full and performance in full by the Borrower of the Guaranteed Obligations to the extent and in the manner provided for in Article 7 of the Credit Agreement by a Guarantor.

3.	The Additional Guarantor agrees to observe and perform each Secured Obligation expressed to be observed or performed by it under each Loan Document.

4.	The Additional Guarantor hereby represents and warrants in respect of itself and each Subsidiary of it that the representations and warranties set out in Section 9.1 (as modified by Section 9.2) of the Credit Agreement are true in all respects as to the Additional Guarantor and each Subsidiary of it as of the date of this Agreement.

5.	The Additional Guarantor hereby irrevocably appoints, authorizes and directs the Borrower, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver each Loan Document to be executed by it or on its behalf and each document to be executed by it or on its behalf pursuant to each Loan Document, and to take such action on its behalf as may be authorized or directed by any such Loan Document or document.

Credit Agreement – New Found Gold Corp.

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6.	This Agreement may be executed (manually or by electronic document) in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Transmission of a copy of an executed signature page of this Agreement (including any change to this Agreement) by the Borrower or the Additional Guarantor to the Lender or vice versa by electronic transmission (including e-mail in pdf format), shall be as effective as delivery to the other parties of a manually executed counterpart hereof.

7.	This Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia including the federal laws of Canada applicable therein but excluding choice of law rules.

[Remainder of page intentionally left blank.]

Credit Agreement – New Found Gold Corp.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of [●].

NEW FOUND GOLD CORP., as Borrower		[●], as Additional Guarantor

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

EDGEPOINT INVESTMENT GROUP INC., as Lender

By:
Name:
Title:

Credit Agreement – New Found Gold Corp.

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Schedule 2.4
FORM OF ADVANCE REQUEST

TO:	EDGEPOINT INVESTMENT GROUP INC. (the “Lender”)
RE:	Credit Facility for New Found Gold Corp. (the “Borrower”)

Reference is made to the credit agreement dated as of April 20, 2026 (as amended, revised, replaced, supplemented, restated or otherwise modified from time to time, the “Credit Agreement”) among the Borrower, as borrower, Maritime Resources Corp. and 2823988 Ontario Corp., as guarantors, and the Lender, as lender. All words used in this Advance Request which are defined or given extended meanings in the Credit Agreement have the respective meanings attributed to them in the Credit Agreement.

1.	Request. The Borrower hereby requests a Loan under [Tranche 1/Tranche 2] of the Credit Facility in the amount of Cdn.$[●].

2.	Account. The Loan requested above shall be credited to the account set forth in Schedule A hereto on [●].

3.	Other. The Borrower represents, warrants and agrees that:

(a)	Each of the conditions precedent to the Advance requested hereunder set forth in Section [5.2/5.3] of the Credit Agreement has been satisfied.

(b)	The undersigned will immediately notify the Lender if it becomes aware of the occurrence of any event between the date hereof and the date the requested Loan is advanced which would mean that the statement in the immediately preceding paragraph (a) would not be true, accurate and complete if made on the date the requested Loan is advanced.

DATED this __________ day of __________________________, ________.

NEW FOUND GOLD CORP.

By:
Name:
Title:

Credit Agreement – New Found Gold Corp.

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Schedule 6.1
FORM OF WARRANT CERTIFICATE

[See Attached.]

Credit Agreement – New Found Gold Corp.

- lxxxiii -

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (VANCOUVER TIME) ON APRIL 20, 2029 AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON EXERCISE OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE AUGUST 21, 2026.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE (“TSXV”) AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSXV OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 21, 2026.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEW FOUND GOLD CORP. (THE “ISSUER”), THAT THIS WARRANT MAY NOT BE EXERCISED UNLESS THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LAWS OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO THE ISSUER’S TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF A TRANSACTION ON STOCK EXCHANGES IN CANADA.

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WARRANT

To acquire Common Shares of

NEW FOUND GOLD CORP.

(governed by the laws of British Columbia)

Warrant Certificate No. 2026-APR-1	Certificate for [●] Warrants, each entitling the holder to acquire one (1) Common Share

THIS IS TO CERTIFY THAT, for value received,

EDGEPOINT INVESTMENT GROUP INC.

150 Bloor Street West, Suite 700

Toronto, Ontario

M5S 2X9

Attention:	Frank Mullen

Email:	[Redacted: Personal Information]

(the “Warrantholder”) is the registered holder of the number of non-transferable common share purchase warrants (the “Warrants”) of New Found Gold Corp. (the “Company”) specified above, and is entitled, on exercise of these Warrants, upon and subject to the terms and conditions set forth herein, to purchase at any time before 5:00 p.m. (Vancouver time) (the “Expiry Time”) on April 20, 2029 (the “Expiry Date”), one fully paid and non-assessable common share without par value in the capital of the Company as constituted on the date hereof (a “Common Share”) for each Warrant.

The Warrantholder and the Company are party to a credit agreement dated as of April 20, 2026 (the “Effective Date”), pursuant to which the Warrantholder advanced the first tranche of a loan (the “Loan”) to the Company on the Effective Date, for a term of three (3) years.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

•	duly completing and executing the exercise form (the “Exercise Form”) attached hereto; and

•	surrendering this warrant certificate (the “Warrant Certificate”) (if a physical certificate is delivered to the Warrantholder), with the Exercise Form to the Company at the corporate office of the Company, in the city of Toronto, Ontario, together with a certified cheque, bank draft, money order, wire transfer in readily available funds or other payment method acceptable to the Warrantholder and Company in the lawful money of Canada payable to or to the order of the Company in an amount equal to the aggregate Exercise Price (as defined below) of the Common Shares so subscribed for. For the avoidance of doubt, if wire transfers are used to provide for the aggregate Exercise Price, they must be made payable to the Company.

The surrender of this Warrant Certificate (if a physical certificate is delivered to the Warrantholder), the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Company at its corporate office as set out above.

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Subject to adjustment as described below, the exercise price payable for each Common Share upon the exercise of a Warrant shall be C$3.30 (the “Exercise Price”).

Certificates or Direct Registration System (“DRS”) statements for the Common Shares subscribed for will be mailed (either physically or by electronic mail) to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Common Shares not so purchased. No fractional Common Shares will be issued upon exercise of any Warrant. Any fractional interest shall be rounded down to the nearest whole share.

On presentation at the corporate office of the Company as set out above, one or more Warrant Certificates may be exchanged without charge for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws. The Warrants may not be exercised by a person in the United States or a person exercising the Warrants for the account or benefit of a person in the United States, or a person requesting delivery in the United States unless this security and the Common Shares issuable upon exercise of this security have been registered under the U.S. Securities Act and the applicable state securities legislation or an exemption from such registration requirements is available.

The subscription rights in effect under the Warrants for Common Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a)	if, at any time during the period from the Effective Date up to and including the Expiry Time (the “Adjustment Period”), the Company shall: (i) subdivide or re divide the outstanding Common Shares into a greater number of Common Shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares; or (iii) issue Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend, rights offering or other distribution, including any distribution to the holders of all or substantially all of the outstanding Common Shares that is payable in Common Shares or securities exchangeable for or convertible into Common Shares (any of such events being called a “Common Share Reorganization”), then the Exercise Price in effect on the effective date of such subdivision, re-division, change, reduction, combination, consolidation or on the record date for the issue of Common Shares by way of stock dividend, rights offering or other distribution, as the case may be, shall in the case of the events referred to in (i) or (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, re-division, change or distribution, or shall, in the case of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such date). Such adjustment shall be made successively whenever any event referred to above shall occur. Upon any adjustment of the Exercise Price, the number of Common Shares subject to the right of purchase under each Warrant (the “Exchange Rate”) shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment.

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(b)	if and whenever at any time during the Adjustment Period, there is a reclassification of the Common Shares or a capital reorganization of the Company other than as described in above or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, a Warrantholder who has not exercised its right of acquisition prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Common Shares that prior to such effective date the Warrantholder would have been entitled to receive, the number of shares or other securities or property of the Company or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, if, on the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants;

(c)	in case the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all holders of its outstanding Common Shares, without any charge to such holders, entitling them (for a period within 45 days after the record date) to subscribe for or purchase Common Shares or securities exchangeable or exercisable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable or exercisable for or convertible into Common Shares, at an exchange, exercise or conversion price per share) at the date of issue of such securities which is lower than 95% of the current Market Price (as defined in the TSXV Corporate Finance Manual) at the record date (a “Rights Offering”), then the number of Common Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Common Shares theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the number of Common Shares outstanding on the record date plus the number of additional Common Shares offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable), and of which the denominator shall be the number of Common Shares outstanding on the record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so offered would purchase at the current Market Price (as defined in the TSXV Corporate Finance Manual) per Common Share at such record date. If by the terms of the rights, options, or warrants referred to in this subsection (c) there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

(d)	subject to TSXV approval, in the event the Company shall fix a record date to distribute to all or substantially all holders of its Common Shares evidences of its indebtedness or assets (excluding distributions referred to in subsection (a) above) or rights, options or warrants, or convertible or exchangeable securities containing the right to subscribe for or purchase Common Shares (excluding a Rights Offering), then in each case the number of Common Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Common Shares theretofore purchasable upon the exercise of each Warrant by a fraction, of which the numerator shall be the then current Market Price (as defined in the TSXV Corporate Finance Manual) per Common Share on the record date of such distribution, and of which the denominator shall be the then current Market Price (as defined in the TSXV Corporate Finance Manual) per Common Share less the then fair value (as determined by the directors of the Company, acting reasonably) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one Common Share. Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

- lxxxvii -

(e)	in any case in which an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the Warrantholder of any Warrant exercised after the record date and prior to the completion of such event the additional Common Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Company shall deliver to such Warrantholder an appropriate instrument evidencing such Warrantholder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such Warrantholder would, but for the provisions herein, have become the holder of record of such additional Common Shares;

(f)	in any case if an adjustment is made to the Exercise Price, no such adjustment shall be made if a Warrantholder receives, subject to the approval of the TSXV or any other applicable regulator if required, the rights or warrants referred to above or the shares, rights, options, warrants, evidences of indebtedness or assets referred to above, as the case may be, in such kind and number as they would have received if they had been holder of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g)	the adjustments provided herein are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions herein, provided that, notwithstanding any other provision, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect;

(h)	notwithstanding any other provision of herein, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of this Warrant (except in respect of the Common Share Reorganization as described in subsection (a) hereof or a reclassification or capital reorganization as described in subsection (b) hereof);

(i)	if a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants, such disputes shall be conclusively determined by the auditors of the Company, or if they are unable or unwilling to act, by such other firm of independent chartered professional accountants as may be selected by the directors of the Company and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to this Warrant Certificate and shall be binding upon the Company and the Warrantholder; and

(j)	after any adjustment, the term “Common Shares” where used in this Warrant Certificate shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments, the Warrantholder is entitled to receive upon the exercise of this Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments, upon the full exercise of a Warrant.

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If at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action described in subsections (a) to (d) immediately above, which in the opinion of the directors of the Company would have a material adverse effect upon the rights of the Warrantholder, either or both the Exercise Price and the number of Common Shares purchasable upon exercise of the warrants represented by this Warrant Certificate shall be adjusted in such manner and at such time by action by the directors of the Company, acting reasonably, but subject to the prior written consent of the TSXV or any stock exchange or market on which the Common Shares may be listed or traded (if such consent is required by such exchange or market), as may be equitable in the circumstances. Failure of the taking of action by the directors of the Company so as to provide for an adjustment prior to the effective date of any action by the Company affecting the Common Shares shall be deemed to be conclusive evidence that the directors of the Company have determined that it is equitable to make no adjustment in the circumstances.

The Company will, as soon as reasonably practicable after the occurrence of any event which requires an adjustment or readjustment as provided herein, give notice to the Warrantholder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting number of Common Shares purchasable upon the exercise of each Warrant and the Exercise Price.

All Common Shares or shares of any class or other securities, which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrants, whether or not as a result of adjustments made, shall be deemed to be Common Shares which such Warrantholder is entitled to acquire pursuant to such Warrant.

Notwithstanding anything herein, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made in connection with (a) any security based compensation, share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Company; or (b) the terms or conditions of agreements or securities, or the satisfaction of existing instruments, in any case outstanding at the date hereof.

Any adjustment or readjustment required by this Warrant Certificate shall be subject to TSXV prior approval, as applicable, and the Company shall use commercially reasonable efforts to diligently pursue an application to the TSXV to seek approval for any adjustment or readjustment required by this Warrant Certificate. In the event the TSXV does not approve the adjustment or readjustment, the Company agrees to work with the Warrantholder on remedial measures reasonably acceptable to the Warrantholder, whether that be by way of further adjustments, replacement equity issuances, cash payments, other alternatives or any combination of the foregoing with the result being that the Warrantholder is placed in an economically equivalent position as if the TSXV had approved the adjustment or readjustment.

In the event that the exercise of Warrants would result in the Warrantholder becoming an “Insider” (as defined in the rules and policies of the TSXV) of the Company, such exercise of Warrants in excess of the relevant threshold will be postponed and will not be effective unless and until the TSXV has approved a personal information form or declaration, or waived the requirement therefor, in respect of the Warrantholder. In addition, in the event that an exercise of Warrants would “materially affect control” (as defined in the rules and policies of the TSXV) of the Company, and/or result in the Warrantholder becoming a “control person” (as defined in the Securities Act (British Columbia)), such exercise of Warrants in excess of the relevant threshold will be postponed and will not be effective until the Warrantholder and Company comply with all requirements under the rules and policies of the TSXV.

To the extent the above limitation applies, the determination of whether a Warrant shall be exercisable (vis-à-vis other convertible, exercisable or exchangeable securities owned by the Warrantholder or any joint actor) and of which such securities shall be convertible or exercisable (as among all such securities owned by the holder) shall, subject to such above limitation be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability to exercise Warrants pursuant to this provision shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability.

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If the Loan is reduced or repaid during the first year of its term, a pro-rata number of the total number of Warrants must have their Expiry Date reduced to the later of:

(a) One year from the date of issuance of the Warrants; or

(b) 30 days from the date of the reduction or repayment of the Loan.

The Company hereby represents and warrants with and to the Warrantholder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Warrants represented by this Warrant Certificate and the Common Shares issuable upon the valid exercise hereof and perform its obligations hereunder and that this Warrant Certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

The Company covenants and agrees that it will, at its expense, expeditiously use its best efforts to obtain the listing of such Common Shares (subject to issue or notice of issue) on each stock exchange or over-the-counter market on which the Common Shares may be listed from time to time, if any, provided that, the Company has not already obtained conditional listing of such Common Shares as of the date hereof. All Common Shares which are issued upon the valid exercise of the right of purchase provided in this Warrant Certificate, upon payment therefor of the amount at which such Common Shares may be purchased pursuant to the provisions of this Warrant Certificate, shall be and be deemed to be fully paid and non-assessable shares and free from all taxes, liens and charges with respect to the issue thereof.

The Company covenants and agrees that so long as any Warrants remain outstanding: (a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue the Common Shares underlying the Warrants upon the exercise of the Warrant; (b) it will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the terms of the Warrants; (c) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable, free and clear of all liens; (d) it will use commercially reasonable efforts to maintain its existence; (e) it will use reasonable commercial efforts to ensure that all Common Shares outstanding or issuable from time to time continue to be or are listed and posted for trading on the TSXV (or such other stock exchange acceptable to the Company), provided that this clause shall not be construed as limiting or restricting the Company from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on the TSXV, so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the applicable stock exchange; and (f) it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces and other Canadian jurisdictions where it is or becomes a reporting issuer.

Nothing contained in this Warrant Certificate or elsewhere shall be construed as conferring upon the Warrantholder any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein expressly provided.

Time is of the essence hereof.

- xc -

The Company will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the rights of acquisition provided for in the Warrant Certificate.

Nothing herein contained or done pursuant hereto shall obligate the Warrantholder to subscribe for, or the Company to issue, any shares except those Common Shares in respect of which the Warrantholder shall have exercised its right to purchase hereunder in the manner provided herein.

If the Warrant Certificate becomes mutilated, lost, destroyed or stolen the Company shall issue and deliver without charge a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen, in exchange for and in place of and upon cancellation of such mutilated, lost, destroyed or stolen Warrant Certificate in a form identical hereto, as applicable.

This Warrant Certificate may only be amended by a written instrument signed by the parties hereto.

Unless herein otherwise expressly provided, a notice to be given hereunder will be deemed to be validly given if the notice is given in writing and sent by email or prepaid same day courier addressed as follows:

For the Company:

New Found Gold Corp.

20 Adelaide Street East, Suite 603

Toronto, Ontario M5C 2T6

Attention: Hashim Ahmed

Email: [Redacted: Personal Information]

For the Warrantholder:

As set out on the face page of this Warrant Certificate.

The Company shall cause a register to be kept in which shall be entered the names and addresses of all Warrantholders and the number of Warrants held by them. The Warrants evidenced hereby shall not be assignable or transferable by the Warrantholder, unless approval is obtained from the TSXV.

The Company and the Warrantholder may change its address for service by notice in writing to the other of them, specifying its new address for service under this Warrant Certificate.

The terms hereof and of the Warrants shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

The Company may execute this Warrant Certificate by electronic signature. To the extent that this Warrant Certificate or any agreement subject to the terms hereof or any amendment hereto is executed, recorded or delivered electronically, it shall be binding to the same extent as though it had been executed on paper with an original ink signature. The fact that this Warrant Certificate is executed, signed, stored or delivered electronically shall not prevent the enforcement of the terms hereof. Physical possession of the original Warrant Certificate or any paper copy shall confer no special status to the bearer thereof.

Subject to the other terms and conditions of this Warrant Certificate, Common shares issued upon exercise of this Warrant Certificate shall bear the following legend:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 21, 2026.

- xci -

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE AUGUST 21, 2026."

“THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEW FOUND GOLD CORP. (THE “ISSUER”), THAT THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LAWS OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THESE SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO THE ISSUER’S TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF A TRANSACTION ON STOCK EXCHANGES IN CANADA.”

[Signature Page Follows.]

- xcii -

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be duly executed as of the _____ day of April, 2026.

NEW FOUND GOLD CORP.

By:
Authorized Signatory

- xciii -

EXERCISE FORM – WARRANTS

TO:      New Found Gold Corp. (the “Company”)

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire ________ Common Shares of the Company.

Exercise	Price
Payable:

The undersigned certifies, after reasonable inquiry, that the number of Common Shares beneficially owned by, or under the control or direction of, the undersigned, or any person acting jointly or in concert with the undersigned is _____________________________________ and that, to the knowledge of the undersigned based on the information provided by the Company, this exercise does not violate the ownership limitations set out in the Warrant Certificate.

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

The undersigned represents, warrants and certifies as follows that (one (only) of the following must be checked):

☐	(a)	the undersigned (i) is not in the United States (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)); (ii) is not exercising the Warrants on behalf of, or for the account or benefit of, a person in the United States; (iii) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a person in the United States; (iv) did not receive an offer to exercise the Warrants in the United States; (v) did not execute or deliver this Exercise Form in the United States; (vi) delivery of the underlying Common Shares will not be to an address in the United States; and (vii) has, in all other respects, complied with the terms of Regulation S under the U.S. Securities Act in connection herewith.

☐	(b)	the undersigned (i) is an Institutional Accredited Investor as described in Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the U.S. Securities Act who first purchased the Warrants on the date of original issuance of the Warrants and who, in connection with such purchase, executed an Institutional Accredited Investor Letter; (ii) is exercising the Warrants for its own account; (iii) is an Institutional Accredited Investor at the time of exercise of these Warrants; and (iv) has completed and executed an Institutional Accredited Investor Letter.

☐	(c)	the undersigned (A) is (i) present in the United States, (ii) a person exercising the Warrants for the account or benefit of a person in the United States, or (iii) requesting delivery in the United States of the Common Shares issuable upon such exercise, and (B) an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available for the exercise of the Warrants, and attached hereto is a written opinion of U.S. counsel or other evidence in form and substance which is subject to being reasonably satisfactory to the Company to that effect.

- xciv -

If (i) the undersigned checks paragraph (a) of this Exercise Form above and (ii) this Exercise Form is accompanied by a completed and executed declaration for removal of legend in the form attached as Schedule “C” hereto, together with such additional evidence of exemption as the Company may from time to time prescribe, which may include an opinion of counsel reasonably satisfactory to the Company, the Common Shares received upon exercise of the applicable Warrants shall not include a restrictive legend relating to the U.S. Securities Act.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued.

Once completed and executed, this Exercise Form must be mailed or delivered to the Company.

The certificates representing the Common Shares will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Company.

DATED this ____ day of _________________, 20___.

)
	)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)
)
Witness	)
	)	Name of Registered Warrantholder
)
)

- xcv -

The undersigned officer of the Company accepts this exercise form and certifies, after reasonable inquiry, that to his or her knowledge the Common Share ownership information contained herein is correct.

NEW FOUND GOLD CORP.

By:
Name:
Title:

- xcvi -

SCHEDULE “C”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:      NEW FOUND GOLD CORP.

The undersigned (a) acknowledges that the sale of ___________________ securities of New Found Gold Corp. (the “Company”) to which this declaration relates, represented by certificate number _____________, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not (i) an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Company (other than by virtue of being an officer or director of the Company), (ii) a “distributor” as defined in Regulation S or (iii) an affiliate of a distributor, (2) the offer of such securities was not made and will not be made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was or will be executed on or through the facilities of a designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been or will be prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is and will be bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise defined herein, terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this ____day of _____, 20__.

(Name of Seller)
By:
Name:
Title:

- xcvii -

Schedule 6.1(A)(V)
LIST OF SECURITY DOCUMENTS

A. ALL LOAN PARTIES

Part 1: Initial Security Documents

1.	General Security Agreement (BC)

B. BORROWER

Part 1: Initial Security Documents

1.	Mortgage over Real Property (NL), together with the associated Affidavit for registration purposes

2.	Collateral Debenture over Mining Rights (NL), together with the associated Affidavit for registration purposes

3.	Borrower’s Mineral Consent (NL)

Part 2: Additional Security Documents

1.	Amendment to Collateral Debenture to charge any of the Borrower’s after acquired Mining Rights capable of being charged, together with (i) the associated Affidavit for registration purposes, and (ii) the associated amendment to the Borrower’s Mineral Consent, substantially in the form attached to the Borrower’s Mineral Consent

2.	Amendment to Mortgage over Real Property to charge any of the Borrower’s after acquired real property, together with the associated Affidavit for registration purposes

C. MARITIME

Part 1: Initial Security Documents

1.	Mortgage over real Property (NL), together with the associated Affidavit for registration purposes

2.	Collateral Debenture over Mining Rights (NL), together with the associated Affidavit for registration purposes

3.	Maritime’s Mineral Consent (NL)

Part 2: Additional Security Documents

1.	Amendment to Collateral Debenture to charge any of Maritime’s after acquired Mining Rights capable of being charged, together with (i) the associated Affidavit for registration purposes, and (ii) the associated amendment to Maritime’s Mineral Consent, substantially in the form attached to Maritime’s Mineral Consent

2.	Amendment to Mortgage over Real Property to charge any of Maritime’s after acquired real property, together with the associated Affidavit for registration purposes

Credit Agreement – New Found Gold Corp.

- xcviii -

Schedule 9.3
TRANCHE 1 DRAWDOWN DATE REGISTRATIONS

A. BORROWER

Mineral Registry

1.	General Security Agreement (BC)

2.	Collateral Debenture over Mining Rights (NL), together with the associated Affidavit for registration purposes

3.	Borrower’s Mineral Consent (NL)

Registry of Deeds

1.	Mortgage over Real Property (NL), together with the associated Affidavit for registration purposes

2.	Collateral Debenture over Mining Rights (NL), together with the associated Affidavit for registration purposes

Personal Property Registry

1.	PPSA Registration in the Province of British Columbia

2.	PPSA Registration in the Province of Newfoundland & Labrador

B. MARITIME

Mineral Registry

1.	General Security Agreement (BC)

2.	Collateral Debenture over Mining Rights (NL), together with the associated Affidavit for registration purposes

3.	Maritime’s Mineral Consent (NL)

Registry of Deeds

1.	Mortgage over real Property (NL), together with the associated Affidavit for registration purposes

2.	Collateral Debenture over Mining Rights (NL), together with the associated Affidavit for registration purposes

Personal Property Registry

3.	PPSA Registration in the Province of British Columbia

4.	PPSA Registration in the Province of Newfoundland & Labrador

- xcix -

C. 2823988

Personal Property Registry

1.	PPSA Registration in the Province of British Columbia

2.	PPSA Registration in the Province of Newfoundland & Labrador

3.	PPSA Registration in the Province of Ontario

- c -

Schedule 10.1.1
FORM OF COMPLIANCE CERTIFICATE

TO:	EDGEPOINT INVESTMENT GROUP INC. (the “Lender”)
RE:	Credit Facility for New Found Gold Corp. (the “Borrower”)

Reference is made to the credit agreement dated as of April 20, 2026 (as amended, revised, replaced, supplemented, restated or otherwise modified from time to time, the “Credit Agreement”) among the Borrower, as borrower, Maritime Resources Corp. and 2823988 Ontario Corp., as guarantors, and the Lender, as lender. All words used in this Compliance Certificate which are defined or given extended meanings in the Credit Agreement have the respective meanings attributed to them in the Credit Agreement.

This Compliance Certificate is given pursuant to Subsection 10.1.1 of the Credit Agreement in respect of [insert the details of the applicable reporting period] (the “Relevant Period”).

The undersigned hereby certifies for and on behalf of the Borrower, and not in any personal capacity, to the Lender as follows:

(i)	Cash Balance. The Consolidated Cash Balance for the Relevant Period is $_____________.

(ii)	Working Capital Balance. The Consolidated Working Capital Balance for the Relevant Period is $_____________.

Each of the calculations in Annex A hereto demonstrates compliance with the limits set forth in Section 10.4 for the Relevant Period.

The undersigned represents, warrants and agrees, for and on behalf of the Borrower, and not in any personal capacity, to the Lender that no Default or Event of Default has occurred and is continuing on the date hereof.

DATED this ______ day of _____________________, ______.

NEW FOUND GOLD CORP.
By:
Name:
Title:

Credit Agreement – New Found Gold Corp.

- ci -

ANNEX A

SUPPORTING CALCULATIONS TO COMPLIANCE CERTIFICATE

[See Attached.]

Credit Agreement – New Found Gold Corp.

- cii -

Schedule 10.1.20
ORGANIZATIONAL CHART

New Found Gold Corp.
100%
100%
Maritime Resources Corp.
100%
2823988 Ontario Corp.
Newmont Canada Corporation
100%
35%
65%
100%
100%
100%
100%
Queensway project
Hammerdown mine
Point Rousse project
Nugget Pond plant
Exploration assets[1]
Wright property
Owl Creek West property (JV)
Includes the Pine Cove mill, in-pit tailings storage facility, deep water port access, and mineral claims and leases

[1]Green Bay, Whisker Valley and Gull Ridge

Credit Agreement – New Found Gold Corp.

- ciii -

Schedule 10.1.23
MATERIAL CONTRACTS

New Found Gold Corp.

Engineering, Procurement and Construction Management Agreement dated January 26, 2026 by and between New Found Gold Corp. and WSP Canada Inc.

Maritime Resources Corp.

None.

2823988 Ontario Corp.

None.

Credit Agreement – New Found Gold Corp.

- civ -

Schedule 10.1.25
ENVIRONMENTAL MATTERS

Nil.

Credit Agreement – New Found Gold Corp.

- cv -

Schedule 10.1.26
CONTINGENT LIABILITIES

Nil.

Credit Agreement – New Found Gold Corp.

- cvi -

Schedule 10.1.31
PROJECT AUTHORIZATIONS

QUEENSWAY GOLD PROJECT

•	Environmental Assessment for Phase I under the Environmental Protection Act, SNL 2002 c E-14.2

•	Certificate of Approval under the Environmental Protection Act, SNL 2002 c E-14.2 Section 83

•	Mining Lease under the Mining Act, SNL1999 CHAPTER M-15.1

•	Development Plan Approval under the Mining Act, SNL1999 CHAPTER M-15.1

•	Rehabilitation and Closure Plan Approval under the Mining Act, SNL1999 CHAPTER M-15.1

HAMMERDOWN GOLD PROJECT

None.

Credit Agreement – New Found Gold Corp.

- cvii -

Schedule 10.1.37
MINING RIGHTS

PART 1

A. QUEENSWAY GOLD PROJECT MINING RIGHTS:

The below licences are the Mineral Rights that form part of the current preliminary economic assessment, all Mineral Rights on which there are mineral resource estimates supporting the Queensway Gold Project as well as all of the Mineral Rights with more advanced exploration targets that form part of the core development.

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
035198M	Suraj Amarnani NFG Holds Option	Lewisporte - Twillingate	168
022216M	New Found Gold Corp.	Gander	6
035204M	New Found Gold Corp.	Lewisporte - Twillingate	3
035151M	New Found Gold Corp.	Gander	11
007984M	New Found Gold Corp.	Gander	50
027636M	New Found Gold Corp.	Lewisporte – Twillingate	110
023804M	New Found Gold Corp.	Gander	12
023940M	New Found Gold Corp.	Lewisporte - Twillingate	44

B. OTHER BORROWER MINING RIGHTS:

The below licences are held by the Borrower as part of a large land package that has not been significantly explored or assessed by the Borrower. Exploration activities are expected to be conducted over the next one to two year period. At this time the below licences are prospective and/or speculative and it is anticipated that the land package will be reduced significantly as exploration is conducted and the licence potential evaluated so that the land package is reduced to those licences key to the Queensway Gold Project.

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
023517M	New Found Gold Corp.	Fogo Island – Cape Freels	3
023607M	New Found Gold Corp.	Lewisporte – Twillingate	2
024554M	New Found Gold Corp.	Lewisporte – Twillingate	13
024681M	New Found Gold Corp.	Exploits	3
024682M	New Found Gold Corp.	Exploits	3

Credit Agreement – New Found Gold Corp.

- cviii -

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
025896M	New Found Gold Corp.	Lewisporte – Twillingate	7
026312M	New Found Gold Corp.	Lewisporte – Twillingate	6
026701M	New Found Gold Corp.	Fogo Island – Cape Freels	12
026702M	New Found Gold Corp.	Fogo Island – Cape Freels	11
026703M	New Found Gold Corp.	Lewisporte – Twillingate	8
030708M	New Found Gold Corp.	Gander	20
030718M	New Found Gold Corp.	Fogo Island – Cape Freels	53
030721M	New Found Gold Corp.	Fogo Island – Cape Freels	65
030736M	New Found Gold Corp.	Lewisporte – Twillingate	49
030804M	New Found Gold Corp.	Fogo Island – Cape Freels	98
030987M	New Found Gold Corp.	Fogo Island – Cape Freels	256
031003M	New Found Gold Corp.	Fortune Bay – Cape La Hune	2
031451M	New Found Gold Corp.	Fogo Island – Cape Freels	1
034534M	New Found Gold Corp.	Exploits	4
034758M	New Found Gold Corp.	Exploits	9
034930M	New Found Gold Corp.	Fogo Island – Cape Freels	172
034964M	New Found Gold Corp.	Exploits	71
035001M	New Found Gold Corp.	Fogo Island – Cape Freels	9
035085M	New Found Gold Corp.	Lewisporte – Twillingate	8
035152M	New Found Gold Corp.	Fogo Island – Cape Freels	9
035154M	New Found Gold Corp.	Lewisporte – Twillingate	118
035155M	New Found Gold Corp.	Gander	28
035157M	New Found Gold Corp.	Fogo Island – Cape Freels	14
035158M	New Found Gold Corp.	Fogo Island – Cape Freels	5

Credit Agreement – New Found Gold Corp.

- cix -

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
035200M	New Found Gold Corp.	Lewisporte – Twillingate	220
035312M	New Found Gold Corp.	Gander	248
035454M	New Found Gold Corp.	Lewisporte – Twillingate	27
035476M	New Found Gold Corp.	Lewisporte – Twillingate	3
035483M	New Found Gold Corp.	Lewisporte - Twillingate	21
035608M	New Found Gold Corp.	Exploits	1
035728M	New Found Gold Corp.	Fogo Island – Cape Freels	8
035729M	New Found Gold Corp.	-	5
036079M	New Found Gold Corp.	Fogo Island – Cape Freels	4
036299M	New Found Gold Corp.	Fogo Island – Cape Freels	9
036545M	New Found Gold Corp.	Fortune Bay – Cape La Hune	80
038248M	New Found Gold Corp.	Fogo Island – Cape Freels	4
038326M	New Found Gold Corp.	Fogo Island – Cape Freels	4
038330M	New Found Gold Corp.	Fogo Island – Cape Freels	4
039123M	New Found Gold Corp.	Lewisporte – Twillingate	73
039125M	New Found Gold Corp.	Lewisporte – Twillingate	1
039147M	New Found Gold Corp.	Fogo Island – Cape Freels	37
039148M	New Found Gold Corp.	Fogo Island – Cape Freels	12
006821M	New Found Gold Corp.	Gander	2
022236M	New Found Gold Corp.	Exploits	5
022260M	New Found Gold Corp.	Exploits	1
022342M	New Found Gold Corp.	Exploits	1
022491M	New Found Gold Corp.	Gander	12
022691M	New Found Gold Corp.	Gander	6

Credit Agreement – New Found Gold Corp.

- cx -

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
023239M	New Found Gold Corp.	Exploits	2
023292M	New Found Gold Corp.	Baie Verte - Green Bay	9
023706M	New Found Gold Corp.	Baie Verte - Green Bay	4
023720M	New Found Gold Corp.	Gander	4
023721M	New Found Gold Corp.	Gander	2
023860M	New Found Gold Corp.	Gander	11
023861M	New Found Gold Corp.	Gander	16
023862M	New Found Gold Corp.	Gander	4
023863M	New Found Gold Corp.	Gander	11
023864M	New Found Gold Corp.	Gander	3
023866M	New Found Gold Corp.	Gander	4
023874M	New Found Gold Corp.	Gander	8
023875M	New Found Gold Corp.	Gander	3
023881M	New Found Gold Corp.	Gander	7
023916M	New Found Gold Corp.	Gander	4
023962M	New Found Gold Corp.	Gander	9
023987M	New Found Gold Corp.	Gander	11
024026M	New Found Gold Corp.	Gander	6
024031M	New Found Gold Corp.	Gander	6
024112M	New Found Gold Corp.	Gander	4
024136M	New Found Gold Corp.	Gander	25
024138M	New Found Gold Corp.	Gander	21
024139M	New Found Gold Corp.	Gander	30
024140M	New Found Gold Corp.	Gander	2

Credit Agreement – New Found Gold Corp.

- cxi -

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
024141M	New Found Gold Corp.	Gander	2
024264M	New Found Gold Corp.	Gander	4
024265M	New Found Gold Corp.	Gander	12
024266M	New Found Gold Corp.	Gander	128
024268M	New Found Gold Corp.	Lewisporte – Twillingate	56
024270M	New Found Gold Corp.	Lewisporte – Twillingate	107
024274M	New Found Gold Corp.	Lewisporte – Twillingate	77
024557M	New Found Gold Corp.	Exploits	250
024558M	New Found Gold Corp.	Exploits	239
024559M	New Found Gold Corp.	Exploits	256
024560M	New Found Gold Corp.	Gander	121
024561M	New Found Gold Corp.	Exploits	256
024562M	New Found Gold Corp.	Exploits	241
024563M	New Found Gold Corp.	Exploits	236
024565M	New Found Gold Corp.	Gander	12
024568M	New Found Gold Corp.	Exploits	254
024569M	New Found Gold Corp.	Gander	221
024570M	New Found Gold Corp.	Exploits	117
024571M	New Found Gold Corp.	Gander	153
024997M	New Found Gold Corp.	Gander	21
025008M	New Found Gold Corp.	Gander	13
026074M	New Found Gold Corp.	Gander	3
027379M	New Found Gold Corp.	Gander	6
027637M	New Found Gold Corp.	Lewisporte – Twillingate	154

Credit Agreement – New Found Gold Corp.

- cxii -

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
030710M	New Found Gold Corp.	Gander	144
030711M	New Found Gold Corp.	Gander	44
030714M	New Found Gold Corp.	Gander	8
030716M	New Found Gold Corp.	Fortune Bay - Cape La Hune	224
030722M	New Found Gold Corp.	Gander	149
030726M	New Found Gold Corp.	Gander	5
030727M	New Found Gold Corp.	Gander	195
030733M	New Found Gold Corp.	Exploits	173
030737M	New Found Gold Corp.	Gander	247
030741M	New Found Gold Corp.	Gander	2
030746M	New Found Gold Corp.	Gander	3
030748M	New Found Gold Corp.	Exploits	140
030752M	New Found Gold Corp.	Exploits	78
030753M	New Found Gold Corp.	Gander	3
030754M	New Found Gold Corp.	Fortune Bay - Cape La Hune	172
030755M	New Found Gold Corp.	Exploits	30
030756M	New Found Gold Corp.	Exploits	88
030763M	New Found Gold Corp.	Fortune Bay - Cape La Hune	45
030765M	New Found Gold Corp.	Fortune Bay - Cape La Hune	124
030768M	New Found Gold Corp.	Gander	149
030771M	New Found Gold Corp.	Exploits	37
030775M	New Found Gold Corp.	Lewisporte - Twillingate	1
030777M	New Found Gold Corp.	Fogo Island - Cape Freels	114
030783M	New Found Gold Corp.	Gander	41

Credit Agreement – New Found Gold Corp.

- cxiii -

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
034617M	New Found Gold Corp.	Gander	8
035087M	New Found Gold Corp.	Gander	2
035209M	New Found Gold Corp.	Lewisporte – Twillingate	2
035338M	New Found Gold Corp.	Gander	53
035681M	New Found Gold Corp.	Gander	4
036670M	New Found Gold Corp.	Gander	6
039296M	New Found Gold Corp.	Exploits	23
039320M	New Found Gold Corp.	Gander	231
039323M	New Found Gold Corp.	Fortune Bay – Cape La Hune	225
039324M	New Found Gold Corp.	Fortune Bay – Cape La Hune	69
039325M	New Found Gold Corp.	Gander	95
039334M	New Found Gold Corp.	Exploits	111
039335M	New Found Gold Corp.	Exploits	52
035047M	Aidan Oneil NFG Holds Option	Lewisporte - Twillingate	209
035048M	Suraj Amarnani NFG Holds Option	Lewisporte - Twillingate	42
035050M	Josh Vann NFG Holds Option	Lewisporte - Twillingate	2
035197M	Aidan Oneil NFG Holds Option	Lewisporte - Twillingate	130

Credit Agreement – New Found Gold Corp.

- cxiv -

C. ROYALTIES OVER BORROWER MINING RIGHTS:

Registered Royalties:

1.	The Lush Royalty. 2% NSR granted pursuant to a Purchase and Royalty Letter Agreement, dated August 11th, 2003, between Rubicon Minerals Corporation and Tom Lush, registered at Vol. 22, Fol. 28. The Lush Royalty is extended at Vol. 30, Fol. 49 of the Confidential Registry.

2.	The Paragon 1% Royalty. 1% NSR granted pursuant to a Letter of Termination and Royalty Agreement, dated September 10th, 2015, among Paragon Minerals Corporation, Allan Keats, Kevin Keats and Peter Dimmell, registered at Vol. 32, Fol. 84 of the Confidential Registry.

3.	The Paragon 0.5% Royalty. 0.5% NSR granted pursuant to a Purchase Agreement, dated September 7th, 2018, between New Found Gold Corp., and Paragon Minerals Corporation, registered at Vol. 35, Fol. 24 of the Confidential Registry.

4.	The United Gold 0.6% Royalty. 0.6% NSR granted pursuant to a Mining Option and Royalty Agreement, dated October 4th, 2016, between Palisade Resources Corp., and Noreen Kennedy, registered at Vol. 36, Fol. 21 of the Confidential Registry.

5.	The Stockley Royalty. 1% NSR granted pursuant to a Mining Option and Royalty Agreement, dated May 30th, 2017, among Palisade Resources Corp., Stephen Stockley, Mark Stockley, and Edward Stockley, registered at Vol. 36, Fol. 22 of the Confidential Registry.

6.	The Wildwood Ryan Royalty. 1% NSR granted pursuant to a Net Smelter Royalty Agreement, dated July 9th, 2024, among Wildwood Exploration Inc., Shawn Ryan, and New Found Gold Corp., registered at Vol. 38, Fol. 240 of the Confidential Registry.

7.	The Goldspot Royalty. 0.5% NSR granted pursuant to a Net Smelter Royalty Agreement, dated October 17th, 2020, between Exploits Discovery Corp., and Earthlabs Inc., and registered at Vol. 39, Fol. 53 of the Confidential Registry by way of a Royalty Assignment and Assumption Agreement, dated December 5th, 2025, among Exploits Discovery Corp., New Found Gold Corp., and Earthlabs Inc.

8.	The Quinlan 2% Royalty. 2% NSR granted pursuant to a Property Option Agreement, dated August 10th, 2020, among Exploits Discovery Corp., Eddie Quinlan, and Roland Quinlan, and registered at Vol. 39, Fol. 54 of the Confidential Registry by way of a Royalty Assignment and Assumption Agreement, dated December 5th, 2025, among Exploits Discovery Corp., New Found Gold Corp., and Eddie Quinlan and Roland Quinlan.

9.	The 85431 and Rodway Royalty. 3% NSR granted pursuant to a Property Purchase and Sale Agreement, dated February 11th, 2020, among 1240297 B.C. Ltd., 85431 Newfoundland and Labrador Inc., and Nicholas Rodway, and registered at Vol. 39, Fol. 55 of the Confidential Registry, by way of a Royalty Assignment and Assumption Agreement, dated December 5th, 2025, among Exploits Discovery Corp., New Found Gold Corp., Nicholas Rodway, and 85431 Newfoundland and Labrador Inc.

10.	The Guinchard Royalty. 2% NSR granted pursuant to a Property Purchase and Sale Agreement, dated May 11th, 2020, between Exploits Discovery Corp., and Wayde Guinchard, and registered at Vol. 39, Fol. 56 of the Confidential Registry by way of a Royalty Assignment and Assumption Agreement, dated December 5th, 2025, among Exploits Discovery Corp., New Found Gold Corp., and Wayde Guinchard.

Credit Agreement – New Found Gold Corp.

- cxv -

11.	The Quinlan Shirley Lake Royalty. 2% NSR granted pursuant to a Property Purchase and Sale Agreement, dated July 31st, 2020, among Exploits Discovery Corp., Eddie Quinlan, and Roland Quinlan, and registered at Vol. 39, Fol. 57 of the Confidential Registry by way of a Royalty Assignment and Assumption Agreement, dated December 5th, 2025, among Exploits Discovery Corp., New Found Gold Corp., Eddie Quinlan, and Roland Quinlan.

12.	The Rodway Ryan Herbranson Royalty. 2% NSR granted pursuant to a Property Purchase and Sale Agreement, dated August 10th, 2020, among Exploits Discovery Corp., Ian Herbranson, Nicholas Ryan, Merlee Steele-Rodway, and registered at Vol. 39, Fol. 58 of the Confidential Registry by way of a Royalty Assignment and Assumption Agreement, dated December 5th, 2025, among Exploits Discovery Corp., New Found Gold Corp., Ian Herbranson, Nicholas Ryan, and Merlee Steele-Rodway.

13.	The Rodway et al Royalty. 3% NSR granted pursuant to a Property Purchase and Sale Agreement, dated February 13th, 2020, among 1240297 B.C. Ltd., Nigel G. Lewis, Aubrey Budgell, Nehemia Pinsent, Jim Brown, Nicholas Rodway and Paul Delaney, and registered at Vol. 39, Fol. 62 of the Confidential Registry by way of Royalty Assignment and Assumption Agreement, dated December 5th, 2025, among Exploits Discovery Corp., New Found Gold Corp., Nigel G. Lewis, Aubrey Budgell, Nehemia Pinsent, Jim Brown, Nicholas Rodway, and Paul Delaney.

14.	The Guinchard Martin Rogers Royalty. 1% NSR granted pursuant to a Mining Option and Royalty Agreement, dated April 28th, 2017, among Palisade Resources Corp., Wayde Guinchard, Myrtle Guinchard, and Peter Rogers, registered at Vol. 36, Fol. 25 of the Confidential Registry.

Unregistered Royalties:

1.	The Quinlan 1.6% Royalty. 1.6% NSR granted pursuant to an unregistered Mining Option and Royalty Agreement, dated May 27th, 2017, among Palisade Resources Corp., Roland Quinlan, and Eddie Quinlan, as amended by unregistered Amending Agreement, dated May 27th, 2019, among New Found Gold Corp., Roland Quinlan, and Eddie Quinlan, respecting current active mineral licences 24140M and 24141M.

2.	The Blackmore Royalty. 0.6% NSR granted pursuant to an unregistered Purchase and Sale Agreement, dated December 2016, between Palisade Resources Corp., and Neal Blackmore, respecting mineral licence 23862M, and extended to re-staked mineral licence 02627M.

3.	The Goldspot/Triple Flag Royalty. 0.4% to 1% NSR granted pursuant to an unregistered Services Agreement, dated September 1st, 2018 (amended to read January 22nd, 2019), and as amended on August 2nd, 2020, between Goldspot Discoveries Inc./Corp., and New Found Gold Corp., respecting current active mineral licences 024136M, 024264M, 024265M, 007984M, 024266M, 025008M, 024562M, 024559M, 024571M, 024560M, 024565M, 024569M, 024568M, 024570M, 024563M, 024561M, 024558M, 024557M, 039334M (formerly 025766M), and 039320M (formerly 024566M and 024567M).

4.	The Unity Project Royalty. 1.6% NSR granted pursuant to an unregistered Mining Option Agreement, dated November 9th, 2016, among Palisade Resources Corp., Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell, respecting current active mineral licences 023881M, 023874M, 024031M, 023987M, 024026M, 023875M, 024270M, 02474M, 024268M, and 024267M.

Credit Agreement – New Found Gold Corp.

- cxvi -

5.	The Exploits Royalty. 1% NSR granted pursuant to an unregistered Net Smelter Royalty Agreement, dated December 5th, 2025, between New Found Gold Corp., and Exploits Discovery Corp., respecting current active mineral licences 30804M, 30987M, 35151M, 35200M, 35476M, 35483M, 35154M, 35155M, and 31453M.

PART 2

A. HAMMERDOWN GOLD PROJECT MINING RIGHTS:

The below licences are the Mineral Rights that form part of the current preliminary economic assessment, all Mineral Rights on which there are mineral resource estimates supporting the Hammerdown Gold Project as well as all of the Mineral Rights with more advanced exploration targets that form part of the core development.

Maritime Mining Leases:

Mining Lease No.	Lease Holder	Location (District)	Date	Term/ Expiry
ML #149 (2663)	Maritime Resources Corp.	Pine Cove	Dec. 23, 1996. Renewed	Expires: Dec. 23, 2026, unless further renewed
ML 189 (11299M)	Maritime Resources Corp.	Pine Cove	Sept. 9, 2000 Renewed	Expires: April 3, 2026 unless further renewed
ML 191 (11294M)	Maritime Resources Corp.	Baie Verte - Green Bay	Jan. 16, 1986	No recent renewal but treated as in compliance – waiting for confirmation from MCR regarding expiration.
ML 193-B	Maritime Resources Corp.	Stog’er Tight	Dec. 6, 2011 Renewed Dec. 6, 2021, for a further term of 5-years	Expires December 6, 2026

Credit Agreement – New Found Gold Corp.

- cxvii -

ML 227 (9813M)	Maritime Resources Corp.	Baie Verte - Green Bay	Nov. 22, 1993 Renewed	Expires: April 28, 2030, unless further renewed
ML 237 (15579M)	Maritime Resources Corp.	King’s Point, Baie Verte - Green Bay	Nov. 2, 2006, extended on Nov. 2, 2016, for a period of 10 years	Expires Nov 2, 2026
ML 245 (26993M)	Maritime Resources Corp.	Pine Cove, Baie Verte Peninsula	May 5, 2001, extended on April 13, 2022, for a period of 5 years.	Expires: April 13, 2027, unless further renewed

Maritime Surface Leases:

Surface Leases	Lease Holder	Location (District)	Date	Term	Term/ Expiry
#107	Maritime Resources Corp. (as partially surrendered)	Pine Cove/Baie Verte Peninsula Surrendered Lands: 71.300 ha Balance of Lands: 269.613 ha	Feb. 6, 2008	13 years, Renewed	December 23, 2026
#147	Maritime Resources Corp.	Ming’s Bight, Baie Verte Peninsula	Dec. 6, 2021	5 years	December 6, 2026
#162	Maritime Resources Corp.	King’s Point, Baie Verte Peninsula	May 9, 2019	8 years	May 9, 2027
#164	Maritime Resources Corp.	Ming’s Bight, Baie Verte Peninsula	June 29, 2020	10 years	June 29, 2030
#167	Maritime Resources Corp.	King’s Point, Baie Verte Peninsula	Sept. 22, 2021	5 years	September 22, 2026
#168	Maritime Resources Corp.	Pine Cove, Baie Verte Peninsula	April 13, 2022	5 years	April 13, 2027

Credit Agreement – New Found Gold Corp.

- cxviii -

Maritime Mineral Licenses:

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
013261M	Maritime Resources Corp.	Baie Verte - Green Bay	3
015523M	Maritime Resources Corp.	Baie Verte - Green Bay	4
020405M	Maritime Resources Corp.	Baie Verte - Green Bay	1
036218M	Maritime Resources Corp.	Baie Verte - Green Bay	99
036393M	Maritime Resources Corp.	Baie Verte - Green Bay	55
040022M	Maritime Resources Corp.	Baie Verte - Green Bay	63

B. OTHER MARITIME MINING RIGHTS:

The below licences are held by Maritime as part of a large land package that has not been significantly explored or assessed by Maritime and includes historical mining leases acquired by Maritime through share acquisition that are not material to the current project. Exploration activities are expected to be conducted over the next one to two year period. At this time the below licences are prospective and/or speculative and it is anticipated that the land package will be reduced significantly as exploration is conducted and the licence potential evaluated so that the land package is reduced to those licences key to the Hammerdown Gold Project.

Maritime Mining Leases:

Mining Lease No.	Lease Holder	Location (District)	Date	Term/ Expiry
ML 226 (10238M)	Maritime Resources Corp.	Penny Cove, Baie Verte Peninsula	Nov. 29, 1993. Renewed March 31, 2022, for a further term of 5-years	Expires March 31, 2027
ML 240 (26993M)	Maritime Resources Corp.	Mings Bight (the Argyle)	Dec. 22, 2005, extended on June 29, 2020, for a period of 10 years	Expires June 29, 2030
ML 243 (26993M)	Maritime Resources Corp.	Mings Bight (the Argyle)	Dec. 22, 2005, extended on May 12, 2021, for a period of 5 years	Expires May 12, 2026
ML 244 (8014M)	Maritime Resources Corp.	Deer Cove, Baie Verte	Dec. 22, 2005, extended on March 3, 2023, for a period of 5 years	Expires March 3, 2028

Credit Agreement – New Found Gold Corp.

- cxix -

Maritime Mineral Licenses:

Mineral Licence No.	Licence Holder	Location (District)	No. of Claims
007513M	Maritime Resources Corp.	Baie Verte - Green Bay	3
008014M	Maritime Resources Corp.	Baie Verte - Green Bay	10
015580M	Maritime Resources Corp.	Baie Verte - Green Bay	4
019308M	Maritime Resources Corp.	Baie Verte - Green Bay	1
023006M	Maritime Resources Corp.	Baie Verte - Green Bay	61
024055M	Maritime Resources Corp.	Baie Verte - Green Bay	10
024057M	Maritime Resources Corp.	Baie Verte - Green Bay	2
024058M	Maritime Resources Corp.	Baie Verte - Green Bay	1
025040M	Maritime Resources Corp.	Baie Verte - Green Bay	5
026547M	Maritime Resources Corp.	Baie Verte - Green Bay	1
031858M	Maritime Resources Corp.	Baie Verte - Green Bay	92
032151M	Maritime Resources Corp.	Baie Verte - Green Bay	82
032291M	Maritime Resources Corp.	Baie Verte - Green Bay	41
034273M	Maritime Resources Corp.	Baie Verte - Green Bay	6
034928M	Maritime Resources Corp.	Baie Verte - Green Bay	88
034984M	Maritime Resources Corp.	Baie Verte - Green Bay	76
036865M	Maritime Resources Corp.	Baie Verte - Green Bay	6
038116M	Maritime Resources Corp.	Baie Verte - Green Bay	2
038117M	Maritime Resources Corp.	Baie Verte - Green Bay	256
038139M	Maritime Resources Corp.	Baie Verte - Green Bay	11
038140M	Maritime Resources Corp.	Baie Verte - Green Bay	46
038141M	Maritime Resources Corp.	Baie Verte - Green Bay	199
038142M	Maritime Resources Corp.	Baie Verte - Green Bay	219
038143M	Maritime Resources Corp.	Baie Verte - Green Bay	213
039435M	Maritime Resources Corp.	Baie Verte - Green Bay	20
040023M	Maritime Resources Corp.	Baie Verte - Green Bay	97

Credit Agreement – New Found Gold Corp.

- cxx -

C. ROYALTIES OVER MARITIME MINING RIGHTS:

Registered Royalties:

1.	The International Corona NPR. 7.5% NPR granted pursuant to an Option Agreement, dated February 27th, 1992, between International Corona Corporation and Novagold Resources Inc., registered at Vol. 5, Fol. 2 of the Confidential Registry (“Confidential Registry”) maintained by the Mineral Claims Recorder for the Province of Newfoundland and Labrador (“MCR”).

Pursuant to Vol. 26, Fol. 42 of the Confidential Registry, the International Corona NPR was acquired by RGLD Gold Canada Inc.

Pursuant to Vol. 38, Fol. 182 of the Confidential Registry, the International Corona NPR is now held by International Royalty Corporation.

2.	The South Coast Royalty. 3% NSR granted pursuant to Minutes of Settlement, dated July 15th, 1988, among Varna Gold Inc., Dearin Geological Consulting Ltd., Zagora Resources Inc., 327884 Alberta Ltd., and South Coast Resources Inc., registered at Vol. 3, Fol. 4 of the Confidential Registry.

3.	The Commander 1% NSR. 1% NSR granted pursuant to an Option and Royalty Agreement, dated June 14th, 2010, between BMB Capital Corp. and Commander Resources Ltd., registered at Vol. 30, Fol. 7 of the Confidential Registry.

Pursuant to Vol. 38, Fol. 220 of the Confidential Registry, the interest of the Commander 1% NSR was subsequently assigned to TMRF Canada Inc.

4.	The Tenacity NSR Royalty. 3% NSR payable when the average price of gold is less than US$2,000 per ounce for the calendar quarter, and 4% NSR payable when the average price of gold is equal to or greater than US$2,000 per ounce for the calendar quarter, granted pursuant to Option and Royalty Agreement, dated May 1st, 2012, between Anaconda Mining Inc., and Tenacity Gold Mining Ltd., registered at Vol. 31, Fol. 4 of the Confidential Registry.

5.	The FH NSR. 2% NSR granted pursuant to an Option and Royalty Agreement, dated July 19th, 2012, among Anaconda Mining Inc., Fair Haven Inc., and Fair Haven Shareholders, registered at Vol. 31, Fol. 14 of the Confidential Registry.

6.	The VAFrench NSR. 0.5% NSR granted pursuant to a Net Smelter Royalty and Purchase Agreement, dated July 5th, 2012, between Victor A. French and Fair Haven Resources Inc., registered at Vol. 31, Fol. 51 of the Confidential Registry.

7.	The TNR NSR. 0.5% NSR granted pursuant to a Net Smelter Royalty and Purchase Agreement, dated July 5th, 2012, between Triple Nine Resources Ltd., and Fair Haven Resources Ltd., registered at Vol. 31, Fol. 52 of the Confidential Registry.

8.	The Alberta 193-B NSR. 3% NSR granted pursuant to an Option and Royalty Agreement, dated November 13th, 2013, between Anaconda Mining Inc., and 1512513 Alberta Ltd., registered at Vol. 32, Fol. 14 of the Confidential Registry.

Credit Agreement – New Found Gold Corp.

- cxxi -

9.	The Alberta Deer Cove NSR. 3% NSR granted pursuant to an Option and Royalty Agreement, dated November 2013, between Anaconda Mining Inc., and 1512513 Alberta Ltd., registered at Vol. 32, Fol. 15 of the Confidential Registry.

10.	The Froude NSR. 3% NSR granted pursuant to an Option and Royalty Agreement, dated November 13th, 2012, between Anaconda Mining Inc., and Herb M. Froude, registered at Vol. 33, Fol. 14 of the Confidential Registry.

11.	The Duffitt Strong NSR. 3% NSR granted pursuant to an Option and Royalty Agreement, dated November 19th, 2012, among Anaconda Mining Inc., Alexander S. Duffitt, and Paul E. Strong, registered at Vol. 33, Fol. 16 of the Confidential Registry.

12.	The Seaside NSR. 2% NSR granted pursuant to an Option and Royalty Agreement, dated July 29th, 2012, between Anaconda Mining Inc., and Seaside Realty Ltd., registered at Vol. 33, Fol. 17 of the Confidential Registry.

13.	The Whisker NSR. 2.5% NSR granted pursuant to an Option and Royalty Agreement, dated February 27th, 2016, among Daniel Jacobs, Wayne Hurley, Kenneth Lewis, Jason Flight, Cathy Earle (Estate of Frank Pollett), Frank Gill, Peter Hurley, and Maritime Resources Corp., registered at Vol. 33, Fol. 55 of the Confidential Registry.

14.	The Fraser NSR. 2.5% NSR granted pursuant to a Mineral Claims Purchase Agreement, dated August 12th, 2016, between Inovent Capital Inc., and Dean Fraser, registered at Vol. 34, Fol. 25 of the Confidential Registry.

15.	The Inomin NSR. 1% NSR granted pursuant to an Option and Royalty Agreement, dated May 8th, 2018, among Inomin Mines Inc., Maritime Resources Corp., and Dean Fraser, registered at Vol. 37, Fol. 21 of the Confidential Registry.

16.	The Sprucy Pond NSR. 1% NSR granted pursuant to an Option and Royalty Agreement, dated January 22nd, 2020, among United Gold Inc., G2B Gold Inc., and Maritime Resources Corp., registered at Vol. 37, Fol. 35 of the Confidential Registry.

17.	The White NSR. 2% NSR granted pursuant to an Option Agreement, dated January 31st, 2023, between Jason D. White and Maritime Resources Corp., registered at Vol. 38, Fol. 141 of the Confidential Registry.

Unregistered Royalties:

1.	The United Gold NSR. 2% NSR granted pursuant to an unregistered Option Agreement, dated November 16th, 2017, between United Gold Inc. and Maritime Resources Corp., respecting current active mineral licence 38141M (predecessor mineral licences: 25038M, 25075M, and 24917M).

2.	The Pilgrim NSR. 2% NSR granted pursuant to an unregistered Option Agreement, dated December, 2017, between Chris Pilgrim and Maritime Resources Corp., respecting current active mineral licence 38142M (predecessor mineral licence: 23130M).

3.	The Stockley NSR. 2% NSR granted pursuant to an unregistered Property Purchase Agreement, dated August __, 2019, among Maritime Resources Corp., William Stockley, Mark Stockley, and Stephen Stockley, respecting current active mineral licence 38142M (predecessor mineral licence: 23128M).

Credit Agreement – New Found Gold Corp.

- cxxii -

Schedule 11.3.4
PERMITTED LIENS

New Found Gold Corp.

•	Security interest registered in the Province of British Columbia against New Found Gold Corp. in favour of Bank of Montreal on a Variable Rate Guaranteed Investment Certificate in the principal amount of Cdn.$28,750.00 (Base Registration No. 303540R), which expires on June 13, 2030.

•	Security interest registered in the Province of British Columbia against New Found Gold Corp. in favour of Bank of Montreal on a Variable Rate GIC in the amount of $86,250.00 including all renewals and replacements thereof, substitutions therefor accretions thereto and interest, income and money therefrom and all proceeds thereof and therefrom including accounts (Base Registration No. 464385R), which expires on August 27, 2030.

Maritime Resources Corp.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Royal Bank of Canada on all of the debtor’s present and after-acquired personal property wherever situate including but not limited to goods (including inventory, equipment (equipment includes, without limitation, machinery, tools, apparatus, plants, furniture, fixtures, aircraft and vehicles of whatsoever nature and kind) but excluding consumer goods) chattel paper, documents of title, instruments, intangibles, money, licences, crops, securities and other investment property, together with an uncrystallized floating charge on land (Base Registration No. 724853P), which expires on August 14, 2028.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Royal Bank of Canada on all of the debtor’s present and after-acquired personal property wherever situate including but not limited to goods (including inventory, equipment (equipment includes, without limitation, machinery, tools, apparatus, plants, furniture, fixtures, aircraft and vehicles of whatsoever nature and kind), but excluding consumer goods) chattel paper, documents of title, instruments, intangibles, money, licences, crops, securities and other investment property (Base Registration No. 734117P), which expires on August 17, 2028.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Caterpillar Financial Services Limited on one (1) Caterpillar 950GC medium wheel loader c/w general purpose bucket & quick coupler with serial/VIN/DOT number CAT00950EM5T00721, together with all attachments, accessories, accessions, replacements, substitutions, additions and improvements to the abovementioned collateral and all proceeds in any form derived directly or indirectly from any dealing with such collateral and a right to an insurance payment or any payment that indemnifies or compensates for loss or damage to such collateral or proceeds of such collateral. Proceeds means goods, securities, documents of title, chattel paper, instruments, money and intangibles (Base Registration No. 894279Q), which expires on January 22, 2031.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial/VIN/DOT number 1FTEW2LP3SKD45507 (Base Registration No. 308428R) which expires on June 16, 2031.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial/VIN/DOT number 1FTEW2LP2SFA64131 (Base Registration No. 315408R) which expires on June 18, 2031.

Credit Agreement – New Found Gold Corp.

- cxxiii -

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Royal Bank of Canada on all Moneys or amounts that may from time to time be on deposit in the name of debtor with or owed to debtor by secured party, Royal Bank Mortgage Corporation, the Royal Trust Company or Royal Trust Corporation of Canada or any two or more of them, and in the debtor’s rights in those moneys or those amounts. Proceeds: all proceeds including, without limitation, goods (including inventory and equipment (equipment includes, without limitation, machinery, tools, apparatus, plant, furniture, fixtures, aircraft and vehicles of whatsoever nature and kind) but excluding consumer goods), money, chattel paper, documents of title, instruments and securities (Base Registration No. 438182R), which expires on August 14, 2030.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Royal Bank of Canada on all of the debtor’s present and after-acquired personal property wherever situate including but not limited to goods (including inventory, equipment (equipment includes, without limitation, machinery, tools, apparatus, plants, furniture, fixtures, aircraft and vehicles of whatsoever nature and kind) but excluding consumer goods) chattel paper, documents of title, instruments, intangibles, money, licences, crops, securities and other investment property, together with an uncrystallized floating charge on land (Base Registration No. 438254R), which expires on August 14, 2030.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial/VIN/DOT number 1FTEW2LP5SFB97210 (Base Registration No. 530162R) which expires on September 30, 2031.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial/VIN/DOT number 1FTEW3LP9SFA70336 (Base Registration No. 540000R) which expires on October 5, 2031.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial/VIN/DOT number 1FTEW3LP7SFA72229 (Base Registration No. 540001R) which expires on October 5, 2031.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial/VIN/DOT number 1FTEW2LP9SKF23727 (Base Registration No. 546383R) which expires on October 8, 2031.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial/VIN/DOT number 1FTEW2LP0SKF17458 (Base Registration No. 585331R) which expires on October 29, 2031.

•	Security interest registered in the Province of British Columbia against Maritime Resources Corp. in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial/VIN/DOT number 1FTEW2LP1SKF27724 (Base Registration No. 596945R) which expires on November 4, 2031.

•	Security interest registered in the Province of Ontario against Maritime Resources Corp., in favour of Royal Bank of Canada (Reference File No. 797051304 and Registration No. 20230911 1407 1532 7453) claiming collateral classifications CG/I/E/A/O, which expires on September 11, 2033.

Credit Agreement – New Found Gold Corp.

- cxxiv -

•	Security interest registered in the Province of Ontario against Maritime Resources Corp., in favour of Trisura Guarantee Insurance Company (Reference File No. 796508118 and Registration No. 20230823 1706 1462 3002) claiming collateral classifications I/E/A/O/MV, which expires on September 11, 2033.

•	Security interest registered in the Province of Newfoundland & Labrador against Maritime Resources Corp., in favour of Trisura Guarantee Insurance Company on inventory, equipment, accounts, other, motor vehicle included (Registration No. 21065032), which expires on August 23, 2033.

•	Security interest registered in the Province of Newfoundland & Labrador against Maritime Resources Corp., in favour of Ford Credit Canadian Leasing, Division of Canadian Road Leasing Company on one 2024 Ford F150 with serial number 1FTEW3LP3RKD44311 (Registration No. 22210942), which expires on October 16, 2028.

•	Security interest registered in the Province of Newfoundland & Labrador against Maritime Resources Corp., in favour of Caterpillar Financial Services Limited on one (1) Caterpillar 950GC medium wheel loader c/w general purpose bucket & quick coupler with serial/VIN/DOT number CAT00950EM5T00721, together with all attachments, accessories, accessions, replacements, substitutions, additions and improvements to the abovementioned collateral and all proceeds in any form derived directly or indirectly from any dealing with such collateral and a right to an insurance payment or any payment that indemnifies or compensates for loss or damage to such collateral or proceeds of such collateral. Proceeds means goods, securities, documents of title, chattel paper, instruments, money and intangibles (Registration No. 22456917), which expires on January 22, 2031.

•	Security interest registered in the Province of Newfoundland & Labrador against Maritime Resources Corp., in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial number 1FTEW2LP3SKD45507 (Registration No. 22895551), which expires on June 16, 2031.

•	Security interest registered in the Province of Newfoundland & Labrador against Maritime Resources Corp., in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial number 1FTEW2LP9SKF23727 (Registration No. 23260730), which expires on October 8, 2031.

•	Security interest registered in the Province of Newfoundland & Labrador against Maritime Resources Corp., in favour of Ford Credit Canada Company on one 2025 Ford F150 with serial number 1FTEW2LP1SKF27724 (Registration No. 23333578), which expires on November 4, 2031.

•	Security interest registered in the Province of Newfoundland & Labrador against Maritime Resources Corp., in favour of Kubota Canada Ltd on 2023 Kubota !SSV65P KBCZ131CVPJH22135 principal amount $72,524.00 (Registration No. 22422554), which expires on January 8, 2029.

Credit Agreement – New Found Gold Corp.